UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	First quarter 2020 earnings release of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México
2.	First quarter 2020 earnings presentation of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: April 30, 2020

Item 1

TABLE OF CONTENTS

I.	CEO Message / Key Highlights for the Quarter

II.	Summary of 1Q20 Consolidated Results

III.	Analysis of 1Q20 Consolidated Results

IV.	Relevant Events, Transactions and Activities

V.	Awards and Recognitions

VI.	Responsible Banking

VII.	Credit Ratings

VIII.	1Q20 Earnings Call Dial-In Information

IX.	Analyst Coverage

X.	Definition of Ratios

XI.	Consolidated Financial Statements

XII.	Notes to Consolidated Financial Statements

Earnings Release | 1Q.2020
Banco Santander México
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Banco Santander México Reports First Quarter 2020 Net Income of Ps.5,414 Million

-	Net income growth supported by fees and market related income that compensated for the softer net interest income growth and a material non-recurrent increase in provisions

-	Loan growth mainly driven by commercial loans, mortgages, and payroll loans

-	Strong deposit growth owing to significant increase in commercial deposits, while individual deposits continue to grow supported by our loyalty strategy

-	Non material impact from the COVID-19 pandemic; well positioned to face coronavirus impact

Mexico City – April 29th, 2020, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (NYSE: BSMX; BMV: BSMX), (“Banco Santander México” or “the Bank”), today announced financial results for the three-month period ending March 31st, 2020.

Banco Santander México reported net income of Ps.5,414 million in 1Q20, representing increases of 2.3% YoY and 10.1% QoQ.

HIGHLIGHTS
Results (Million pesos)	1Q20	4Q19	1Q19	%QoQ	%YoY
Net interest income	16,896	16,727	16,449	1.0	2.7
Fee and commission, net	4,697	4,325	4,426	8.6	6.1
Core revenues	21,593	21,052	20,875	2.6	3.4
Provisions for loan losses	5,165	4,862	4,318	6.2	19.6
Administrative and promotional expenses	9,785	10,344	9,256	(5.4)	5.7
Net income	5,414	4,916	5,291	10.1	2.3
Net income per share[1]	0.80	0.73	0.78	9.9	2.1

Balance Sheet Data (Million pesos)	Mar-20	Dec-19	Mar-19	%QoQ	%YoY
Total assets	1,802,210	1,411,994	1,304,294	27.6	38.2
Total loans	775,809	713,680	691,226	8.7	12.2
Deposits	810,340	692,537	702,644	17.0	15.3
Shareholders´ equity	141,041	138,695	132,366	1.7	6.6

Key Ratios (%)	1Q20	4Q19	1Q19	bps QoQ	bps YoY
Net interest margin	5.45	5.39	5.58	6	(13)
Net loans to deposits ratio	92.94	99.95	95.41	(701)	(247)
ROAE	15.48	14.88	16.40	60	(92)
ROAA	1.35	1.41	1.58	(6)	(23)
Efficiency ratio	43.95	47.21	44.81	(326)	(86)
Capital ratio	16.23	16.37	16.90	(14)	(67)
NPLs ratio	2.16	2.28	2.15	(12)	1
Cost of Risk	2.65	2.60	2.69	5	(4)
Coverage ratio	135.17	132.02	140.06	315	(489)

Operating Data	Mar-20	Dec-19	Mar-19	%QoQ	%YoY
Branches	1,211	1,209	1,214	0.2	(0.2)
Branches and offices[2]	1,406	1,402	1,390	0.3	1.2
ATMs	9,096	9,015	8,507	0.9	6.9
Customers	18,374,959	18,134,468	17,034,317	1.3	7.9
Employees	19,638	19,975	19,291	(1.7)	1.8
1)	Accumulated EPS, net of treasury shares (compensation plan) and discontinued operations. Calculated by using weighted number of shares.

2)	Includes cash desks (espacios select, box select and corner select) and SMEs business centers. Excluding brokerage house offices.

Héctor Grisi, Banco Santander México’s Executive President and CEO, commented: “In these unprecedented times, we have responded with determination to the COVID-19 pandemic by focusing on three key priorities: safeguarding the health of our bank’s employees, ensuring the wellbeing of our customers, and strengthening business continuity. We have implemented various measures to help prevent the spread of the coronavirus, such as stricter sanitization procedures and work-from-home protocols using enhanced IT resources. We also initiated a debt relief program for our retail and SME customers, offering deferred payments

Earnings Release | 1Q.2020
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on their loan’s principal and interest for up to six months without any penalty or cost. And we have launched ongoing communications campaigns encouraging people to stay at home and expressing our appreciation for the invaluable work being done by healthcare professionals today.

Despite this challenging period, we delivered a solid first quarter with no material impact from the pandemic on our results. Net income grew 2% year-over-year, supported by fees and market related income that compensated for softer net interest income growth and a material non-recurrent increase in provisions, which are not related to higher expected loan losses. Loan and deposit volumes, on the other hand, started to reflect the new environment, with loans expanding 12% during the quarter to a much higher level than we had anticipated. Commercial loans registered a significant spike of 16% year-over-year, as our clients drew upon their committed lines of credit to cope with the expected economic effects of the pandemic. As a result of this lending activity, our commercial deposits increased substantially, expanding total deposits 15% compared to last year. Despite the sudden increase in loan demand in March, our capital and liquidity positions remain at high levels.

I wish to emphasize that we are operating from a position of strength as we enter this crisis period, owning to our robust liquidity and capital positions as well as healthy asset quality. This strength is reflected in our successful issuance of debt this month, which demonstrates the market’s confidence in our bank. Equally important, the steps we have taken to protect our employees and the robust digital platform that we now have in place will help ensure that we continue delivering the high levels of customer service that distinguish our bank. Our aim is to emerge from this crisis as a stronger organization.”

SUMMARY OF FIRST QUARTER 2020 CONSOLIDATED RESULTS

Loan portfolio

Banco Santander México’s total loan portfolio, as of March 2020, increased 12.2% YoY, or Ps.84,583 million, to Ps.775,809 million, and 8.7%, or Ps.62,129 million, on a sequential basis.

During the quarter, the Bank experienced strong loan growth, explained by a 15.8% expansion of the commercial loans where corporate, middle-market and government clients drew on their committed lines of credit generating significant increases in these segments.

Earnings Release | 1Q.2020
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Deposits

Deposits, which represent 85.8% of Banco Santander México’s total funding1, increased 15.3% YoY in March 2020, and 17.0% sequentially. In turn, term deposits increased 17.0% YoY, while demand deposits increased 14.5% YoY. It is worth noting that deposits from corporates and individuals expanded by 18.2%, and 8.9% YoY, respectively. These increases reflect the results of several campaigns to compensate for the significant increase in corporate loans in March 2020.

In March 2020, term deposits from individuals represented 30.8% of total term deposits, compared with 34.5% in March 2019. Demand deposits from individuals represented 28.4% of total demand deposits, compared with 29.1% in Mar-19.

As a consecuence of the solid deposit growth, the loans-to-deposits ratio stood at 92.94% in March 2020, which compares with 95.41% in March 2019, and 99.95% in December 2019, maintaining a sound funding position.

Net income

Banco Santander México reported 1Q20 net income of Ps.5,414 million, representing increases of 2.3% YoY, and 10.1% QoQ. Higher fee income along with market related income compensated softer net interest income, an significan non-recurrent increase in provisions for loan losses and a higher effective tax rate.

1 Total funding includes: deposits, credit instruments issued, bank and other loans and subordinated credit notes.

Earnings Release | 1Q.2020
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Net income statement
Million pesos				% Variation				% Variation
	1Q20	4Q19	1Q19	QoQ	YoY	3M20	3M19	20/19
Net interest income	16,896	16,727	16,449	1.0	2.7	16,896	16,449	2.7
Provisions for loan losses	(5,165)	(4,862)	(4,318)	6.2	19.6	(5,165)	(4,318)	19.6
Net interest income after provisions for loan losses	11,731	11,865	12,131	(1.1)	(3.3)	11,731	12,131	(3.3)
Commission and fee income, net	4,697	4,325	4,426	8.6	6.1	4,697	4,426	6.1
Net gain (loss) on financial assets and liabilities	883	1,461	332	(39.6)	166.0	883	332	166.0
Other operating income	(212)	(601)	(551)	(64.7)	(61.5)	(212)	(551)	(61.5)
Administrative and promotional expenses	(9,785)	(10,344)	(9,256)	(5.4)	5.7	(9,785)	(9,256)	5.7
Operating income	7,314	6,706	7,082	9.1	3.3	7,314	7,082	3.3
Equity in results of associated companies	4	0	0	100.0	100.0	4	0	100.0
Operating income before income taxes	7,318	6,706	7,082	9.1	3.3	7,318	7,082	3.3
Income taxes (net)	(1,904)	(1,790)	(1,791)	6.4	6.3	(1,904)	(1,791)	6.3
Net income	5,414	4,916	5,291	10.1	2.3	5,414	5,291	2.3
Effective tax rate (%)	26.02	26.69	25.29			26.02	25.29

1Q20 vs 1Q19

The 2.3% year-on-year increase in net income was principally driven by:

i)	A Ps.551 million, increase in net gains on financial assets and liabilities, mainly resulting from heightened market volatility and strong client volumes;

ii)	A 2.7%, or Ps.447 million, increase in net interest income, reflecting lower interest rates and modest growth in in consumer loans (including credit card loans);

iii)	A 61.5%, or Ps.339 million, decrease in other operating expenses, mostly resulting from higher profit from sale of foreclosed assets, lower expenses related to portfolio recoveries and lower write-offs, partialy offset by an increase of higher premiums paid for SMEs loan guarantees; and

Earnings Release | 1Q.2020
Banco Santander México
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iv)	A 6.1%, or Ps.271 million, increase in net commissions and fees, mainly due to increases in collection and payments, financial advisory services and foreign trade fees.

The increase in net income was partially offset by:

i)	A 19.6%, or Ps.847 million, increase in provisions for loan losses, mainly due to the coming-up implementation of internal rating based (IRB) model for mortgages;

ii)	A 5.7%, or Ps.529 million, increase in administrative and promotional expenses, mainly due to higher taxes and duties, depreciation and amortization, professional fees, technology services and personnel expenses;

iii)	A 6.3%, or Ps.113 million, increase in income taxes, which resulted in a 26.02% effective tax rate in the quarter, compared to 25.29% in 1Q19;

Gross operating income

Banco Santander México’s gross operating income for 1Q20 totaled Ps.22,476 million, representing an increase of 6.0% YoY, and a decrease of 0.2% QoQ, supported by fee income and market related income, that compensated for the softer net interest income growth.

Gross operating income is broken down as follows.

Breakdown gross operating Income (%)
				Variation (bps)
	1Q20	4Q19	1Q19	QoQ	YoY
Net Interest Income	75.17	74.30	77.56	87	(239)
Net Commissions and Fees	20.90	19.21	20.87	169	3
Market related revenue	3.93	6.49	1.57	(256)	236
Gross Operating Income*	100.00	100.00	100.00

*Does not include other income

Return on average equity (ROAE)

ROAE for 1Q20 decreased 92 basis points to 15.48%, from 16.40% reported in 1Q19 and an increase of 60 basis points from 14.88% in 4Q19. The annual decrease is a consequence of the 8.4% YoY expansion in shareholders’ equity, which outpaced the 2.3% YoY increase in net income.

Earnings Release | 1Q.2020
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Strategic initiatives and commercial actions

After concluding the investment program last year and despite the challenging economic environment looking ahead, the Bank’s strategy continues focused in strengthen loyalty of active customers thru cross selling and digitalization and will continue investing in technology as we seek to improve our customer service and customer satisfaction levels.

The main highlights of the quarter include:

▪	Alliance with Mazda Motor, one of the fastest growing automotive groups in the country with 4.4% market share, to be the financial arm of the brand in Mexico. With this alliance, Mazda’s customers will receive their auto financing through “Súper Auto Santander”. This alliance, together with the established ones the Bank has with Peugeot, Suzuki and KTM are starting to position the Bank as a relevant player in auto loans in Mexico.

▪	Banco Santander México continues enhancing its customer journey through its digital platforms, like the “Hipoteca Online” platform.

▪	The Bank aims to increase cybersecurity for its customers by launching several strategies and products, like the first “Infoless” credit cards in the market aiming to protect customer’s information when purchasing.

Earnings Release | 1Q.2020
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Security improvements include dynamic CVV codes for online purchases as well as shuffle plastic number and expiration date, and the integration of chip & pin in new and renewed credit and debit cards.

▪	The bank continues experiencing strong growth in loyal, digital, and mobile customers.

Customers
(Thousands)				% Variation
	Mar-20	Dec-19	Mar-19	QoQ	YoY
Loyal Customers[1]	3,300	3,168	2,652	4.2	24.4
Digital Customers[2]	4,448	4,170	3,227	6.7	37.8
Mobile Customers[3]	4,215	3,803	2,784	10.8	51.4
[1]	Loyal customers = Clients with non-zero balance and depending on the segment should have between two and four products and between three and ten transactions in the last 90 days.

[2]	Digital customers = Clients with at least one digital transaction per month in SuperNet or SuperMóvil.

[3]	Mobile customers = Clients using Supermóvil and/or Superwallet in the last 30 days.

Initiatives implemented to mitigate the COVID-19 pandemic

Very early during this COVID-19 pandemic the Bank began implementing a business continuity plan to help prevent the spread of the corona virus by halting non-essential travel, limiting the number of people at gatherings and group events, guaranteeing service from critical suppliers and enhancing sanitization measures at branches, corporate offices, ATMs and contact centers. Santander Mexico has benefited from the experience that the Santander Group is facing in other countries.

Over the past six weeks, Santander Mexico has been implementing a series of measures to help protect the health and safety of its employees, the wellbeing of its customers, as well as maintain business continuity.

➢	Employees

The Bank has established work-from-home protocols and divided and assigned teams to alternate work schedules at the branch network. Branch employees have been separated into teams, with 50% of them alternating between the branch and home. These protocols will remain in place for as long as the current health emergency continues. Further, additional IT resources have been channeled into remote operating tools, taking cybersecurity into consideration.

As of today, approximately 90% of corporate employees are working from home, while only essential personnel are working onsite. Approximately 93% of the Bank’s branches are open and 91% of our ATMs are working normally. However, all of the bank’s digital channels and contact centers have been operating normally and are servicing our customers well. The Bank has also been actively promoting customers’ use of digital channels, with very successful results.

➢	Customers

Operational readiness has been key for servicing customers through all digital channels and contact centers. To support customers, a debt relief program was launched, offering deferred payments for individuals and SMEs. This program is intended to help clients recover their cash flows and avoid default. Clients that enroll in the relief program will not be reported to the credit bureau. As of April 27th, nearly 406 thousand customers have registered in the program and the total amount of loans under the support program reached Ps.122 billion, approximately. Also, together with two other financial institutions, Santander will participate in the Federal Government's small business support program. The Bank will leverage its expertise developed through its financial inclusion program, Tuiio, to assist the Government in distributing the funds at no cost.

Loan portfolio under support program
Segment	% of total loans in program	% of the product’s total loan book
Mortgage	46	36
SMEs	31	52
Consumer	15	31
Credit cards	8	17

Earnings Release | 1Q.2020
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Additionally, the Bank is offering its customers zero interest payments for purchases at on-line supermarkets, pharmacies, laboratories and hospitals, while its health insurance products offer coverage for COVID-19.

➢	Government & Regulators

In order for banks to continue supporting loan demand, authorities have put in place temporary measures that allow banks that fall below the minimum regulatory liquidity ratio level of 100% not to have consequences and exclude the impact of the volatility experienced in March from the liquidity ratio. This will provide financial institutions more flexibility in managing their liquidity and avoid generating distortions in financial markets, while serving customers more swiftly.

To support banks’ capital, the regulator recommended banks to preserve capital by not paying dividends associated with 2019 and 2020 results. Also, banks will be able to use their capital conservation buffer of 2.5% without triggering any corrective regulatory measure. These two actions will allow banks to continue supporting loan demand with greater comfort.

The CNBV has issued temporary accounting rules allowing banks to offer retail borrowers and SMEs a grace period of between 4 to 6 months on their loans. These restructured loans will not require provisions, nor will they be considered non-performing during the grace period. (Please refer to section “Special accounting criteria“ of this report).

The Central Bank announced 10 actions to provide liquidity to the financial markets for up to Ps. 750 billion. Most of these actions are focused to enhance liquidity in the secondary market and allow banks to monetize certain assets in order for them to increase lending to SMEs. The Central Bank is expected to release soon the rules of these programs.

➢	Community

The Bank has launched continuous communications campaigns to update our employees on the pandemic and encourage people to stay at home, together with an appreciation campaign aimed at healthcare professionals.

More than Ps.55 million from the Santander Universidades program have been channeled to support digital learning platforms, scholarships and emergency research initiatives.

Finally, the Bank has launched a fund to collect employee donations to aid those in need, and will double the amount collected to make donations of medical equipment.

The bank withdrews its full year 2020 guidance

The Bank’s fundamentals remain strong and our first quarter results are on track with the guidance provided in January. Results have not been materially affected by the pandemic, yet. However, given the unprecedented nature of this health crisis and the uncertainty surrounding its duration, its impact on the future operating and economic environment and the related effects on volume growth, interest rates, asset quality and market related income, the Bank has withdrawn on April 13th its full year 2020 guidance that was provided on January 30th, 2020.

When the degree of uncertainty in respect of COVID-19 eases sufficiently and Santander México feels it is in a more comfortable position to offer reliable performance guidance, the Bank will do so, in line with its ongoing commitment to be transparent with shareholders and the rest of the financial community.

Earnings Release | 1Q.2020
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ANALYSIS OF FIRST QUARTER 2020 CONSOLIDATED RESULTS

(Amounts expressed in millions of pesos, except where otherwise stated)

Loan portfolio

The evolution of the loan portfolio showed a significant expansion, due to higher increases in corporate, middle-market and government loans.

Portfolio Breakdown
Million pesos				% Variation
	Mar-20	Dec-19	Mar-19	QoQ	YoY
Commercial	504,684	444,629	435,994	13.5	15.8
Middle-market	214,054	186,615	183,691	14.7	16.5
Corporates	122,347	94,506	95,410	29.5	28.2
SMEs	74,587	76,344	78,229	(2.3)	(4.7)
Government & Financial Entities	93,696	87,165	78,664	7.5	19.1

Individuals	271,125	269,051	255,232	0.8	6.2
Consumer	115,911	117,122	112,050	(1.0)	3.4
Credit cards	57,624	59,478	56,473	(3.1)	2.0
Other consumer	58,287	57,644	55,577	1.1	4.9
Mortgages	155,214	151,929	143,182	2.2	8.4
Total	775,809	713,680	691,226	8.7	12.2

Earnings Release | 1Q.2020
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Total loan portfolio rose 12.2% YoY, or Ps.84,583 million, to Ps.775,809 million in March 2020. On a sequential basis, total loan portfolio increased 8.7%, or Ps.62,129 million.

The commercial loan portfolio is comprised of loans to business and commercial entities, as well as loans to government entities and financial institutions, and represented 65.1% of the total loan portfolio. Excluding loans to government entities and financial institutions, the commercial loan portfolio accounted for 53.0% of the total. Middle-market, Corporate and SME loans represented 27.6%, 15.8% and 9.6% of the total loan portfolio, respectively.

The individuals loan portfolio, comprised of mortgages, consumer and credit card loans, represented 34.9% of the total loan portfolio. Mortgage, credit card and consumer loans, represented 20.0%, 7.4% and 7.5% of the total loan portfolio, respectively. The Bank continues with the strategy of prioritizing payroll loans over unsecured personal loans and taking advantage of its strong position in the middle market and SME segments.

Loan portfolio breakdown
Million pesos
	Mar-20%		Dec-19%		Mar-19%
Performing loans
Commercial	498,956	64.3	439,076	61.5	430,571	62.3

Individuals	260,086	33.5	258,323	36.2	245,779	35.6
Consumer	111,592	14.4	112,663	15.8	107,959	15.6
Credit cards	55,236	7.1	57,014	8.0	54,170	7.8
Other consumer	56,356	7.3	55,649	7.8	53,789	7.8
Mortgages	148,494	19.1	145,660	20.4	137,820	19.9
Total performing loans	759,042	97.8	697,399	97.7	676,350	97.8

Non-performing loans
Commercial	5,728	0.7	5,553	0.8	5,423	0.8

Individuals	11,039	1.4	10,728	1.5	9,453	1.4
Consumer	4,319	0.6	4,459	0.6	4,091	0.6
Credit cards	2,388	0.3	2,463	0.3	2,303	0.3
Other consumer	1,931	0.2	1,996	0.3	1,788	0.3
Mortgages	6,720	0.9	6,269	0.9	5,362	0.8
Total non-performing loans	16,767	2.2	16,281	2.3	14,876	2.2

Total loan portfolio
Commercial	504,684	65.1	444,629	62.3	435,994	63.1

Individuals	271,125	34.9	269,051	37.7	255,232	36.9
Consumer	115,911	14.9	117,122	16.4	112,050	16.2
Credit cards	57,624	7.4	59,478	8.3	56,473	8.2
Other consumer	58,287	7.5	57,644	8.1	55,577	8.0
Mortgages	155,214	20.0	151,929	21.3	143,182	20.7

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Total loan portfolio	775,809	100.0	713,680	100.0	691,226	100.0

As of March 2020, commercial loans increased 15.8% YoY, driven by middle-market, corporate, government and financial institutions loans, which grew 16.5%, 28.2%, 22.1% and 7.5% YoY, respectively, principally from clients that drew upon their committed lines of credit during the last two weeks of March 2020 in response to the COVID-19 pandemic. Note that approximately 30% of the expansion in commercial loans was related to the 22% depreciation of the Mexican peso, which affects U.S. dollar denominated loans that make up 12% of the Bank total portfolio. In contrast, SME loans decreased 4.7% YoY, reflecting a weakening economic environment.

Mortgage loans continued showing robust growth, increasing 8.4% YoY and 2.2% sequentially. The Hipoteca Plus product remains the main driver behind this strong performance, accounting for 63% of total mortgage origination in the quarter. However, mortgage loans were still affected by the run-off of acquired portfolios. Excluding this effect, the mortgage portfolio would have increased 12.6% YoY, higher than average market growth.

Credit card loans increased 2.0% YoY and decreased 3.1% QoQ, due to lower usage and lower balances during the last two weeks of March 2020, affected by the pandemic. The Bank further expanded this product by cross-selling credit cards to its payroll and Hipoteca Plus customers, while also supporting healthy asset quality and good levels of profitability.

The Bank´s strategy of prioritizing payroll loans over unsecured personal loans and leveraging its strong position in the middle market and SME segments is driving robust growth in consumer loans. Payroll loans continued expanding at a solid rate during the quarter, increasing 8.2% YoY and 1.5% QoQ, which was above-market growth. In contrast, personal loans decreased 8.3% YoY and 1.8% QoQ, as the Bank focused on further strengthening its payroll franchise.

Total Deposits

Total deposits in March 2020 were Ps.810,340 million, an increase of 15.3% YoY and 17.0% sequentially. Term deposits increased 17.0% YoY and 12.8% QoQ to Ps.279,246 million. Demand deposits reached Ps.531,094 million, increasing 14.5% YoY and 19.4% sequentially. Deposits from corporates and individuals expanded by 18.2%, and 8.9% YoY, respectively. These increases reflect the results of several campaigns to compensate for the significant increase in corporate loans in March.

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Net interest income

Net interest income
Million pesos				% variation				% variation
	1Q20	4Q19	1Q19	QoQ	YoY	3M20	3M19	20/19
Interest on funds available	717	863	859	(16.9)	(16.5)	717	859	(16.5)
Interest on margin accounts	170	188	308	(9.6)	(44.8)	170	308	(44.8)
Interest and yield on securities	6,454	6,657	4,634	(3.0)	39.3	6,454	4,634	39.3
Interest and yield on loan portfolio – excluding credit cards	18,183	18,524	18,106	(1.8)	0.4	18,183	18,106	0.4
Interest and yield on loan portfolio related to credit cards	3,850	3,898	3,514	(1.2)	9.6	3,850	3,514	9.6
Commissions collected on loan originations	139	142	132	(2.1)	5.3	139	132	5.3
Interest and premium on sale and repurchase agreements and securities loans	1,334	1,272	3,220	4.9	(58.6)	1,334	3,220	(58.6)
Interest income	30,847	31,544	30,773	(2.2)	0.2	30,847	30,773	0.2

Daily average interest- earnings assets	1,240,567	1,241,874	1,178,368	(0.1)	5.3	1,240,567	1,178,368	5.3

Interest from customer deposits – demand deposits	(2,423)	(2,760)	(3,013)	(12.2)	(19.6)	(2,423)	(3,013)	(19.6)
Interest from customer deposits – time deposits	(4,421)	(4,450)	(4,302)	(0.7)	2.8	(4,421)	(4,302)	2.8
Interest from credit instruments issued	(799)	(839)	(706)	(4.8)	13.2	(799)	(706)	13.2
Interest on bank and other loans	(1,030)	(1,101)	(1,012)	(6.4)	1.8	(1,030)	(1,012)	1.8
Interest on subordinated capital notes	(413)	(395)	(415)	4.6	(0.5)	(413)	(415)	(0.5)
Interest and premium on sale and repurchase agreements and securities loans	(4,865)	(5,272)	(4,876)	(7.7)	(0.2)	(4,865)	(4,876)	(0.2)
Interest expense	(13,951)	(14,817)	(14,324)	(5.8)	(2.6)	(13,951)	(14,324)	(2.6)

Daily average interest-bearing liabilities	1,114,756	1,113,806	1,045,069	0.1	6.7	1,114,756	1,045,069	6.7

Net interest income	16,896	16,727	16,449	1.0	2.7	16,896	16,449	2.7

Net interest income in 1Q20 totaled Ps.16,896 million, increasing 2.7% YoY, or Ps.447 million, and 1.0% QoQ, or Ps.169 million.

The 2.7% YoY increase in net interest income resulted from the combination of:

Earnings Release | 1Q.2020
Banco Santander México
13

i)	A 0.2%, or Ps.74 million, increase in interest income, to Ps.30,847 million, which resulted from the combined effect of a 5.3%, or Ps.62,199 million, increase in average interest-earning assets and an 61 basis points decrease in the average interest rate received; and

ii)	A 2.6%, or Ps.373 million, decrease in interest expense, to Ps.13,951 million, stemming from a 53 basis points decrease in the average interest rate paid and a 6.7%, or Ps.69,687 million, increase in interest-bearing liabilities.

The net interest margin ratio (NIM), calculated using daily average interest-earning assets for 1Q20, stood at 5.45%, compared to 5.58% in 1Q19 and 5.39% in 4Q19. The YoY decrease in NIM mainly reflects lower interest rates, while the sequential growth reflects modest growth in consumer loans (including credit card loans).

Interest Income

Total average interest earning assets in 1Q20 amounted to Ps.1,240,567 million, increasing 5.3%, or Ps.62,199 million, YoY, mainly driven by 44.6% growth, or Ps.108,553 million, in the average amount of investment in securities, and by 6.3% growth, or Ps.42,762 million, in the average loan portfolio, partly offset by a 52.5% decrease, or Ps.82,617 million, in repurchase agreements, a 20.6% decrease, or Ps.6,291 million, in margin accounts, and by a 0.3% decrease, or Ps.208 million, in funds available. Banco Santander México’s interest earning assets are broken down as follows:

Average Assets (Interest-Earnings Assets)
Breakdown (%)
	1Q19	2Q19	3Q19	4Q19	1Q20
Loan portfolio	57.6	59.9	59.9	56.3	58.2
Investment in securities	20.7	21.1	22.6	29.9	28.4
Repurchase agreements	13.4	8.6	6.8	5.2	6.0
Funds available	5.7	8.1	8.6	7.0	5.4
Margin accounts	2.6	2.3	2.1	1.6	2.0
Total	100.0	100.0	100.0	100.0	100.0

Banco Santander México’s interest income consists mainly of interest from the loan portfolio and commissions on loan originations, which in 1Q20 generated Ps.22,172 million and accounted for 71.9% of total interest income. The remaining interest income of Ps.8,675 million is broken down as follows: 20.9% from investment in securities, 4.3% from repurchase agreements, 2.3% from funds available, and 0.6% from margin accounts.

Interest income for 1Q20 increased 0.2%, or Ps.74 million YoY, to Ps.30,847 million, mainly reflecting higher interest income from investment in securities and total loan portfolio, which increased 39.3%, or Ps.1,820 million, and 1.9%, or Ps.413 million, respectively, partly offset by a 58.6%, or Ps.1,886 million, decrease in repurchase agreements, a 16.5%, or 142 million, decrease in funds available, and a 44.8%, or 138 million, decrease in margin accounts.

The average interest yield on interest-earning assets in 1Q20 stood at 9.84%, decreasing 61 basis points from 10.45% in 1Q19. Sequentially, the average interest yield on interest-earning assets decreased 10 basis points

Earnings Release | 1Q.2020
Banco Santander México
14

from 9.94% in 4Q19. During the quarter, the Mexican Central Bank (Banxico) made two interest rate cuts of 25 and 50 basis points each, totaling 75 basis points.

In 1Q20, the average interest rate on the total loan portfolio stood at 12.07%, a decrease of 66 basis points YoY, reflecting lower interest rates, which declined 119 basis points YoY. The average interest rate on the commercial portfolio stood at 9.41%, a decrease of 97 basis points YoY, while the yield of mortgage loans stood at 9.36%, a decrease of 53 basis points YoY. The average interest rate on the investment in securities portfolio stood at 7.25%, decreasing 37 basis points YoY.

Interest income
Million Pesos	1Q20			1Q19			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance	Interest (%)	Yield (bps)
Funds available	67,528	717	4.20	67,736	859	5.07	(0.3)	(16.5)	(87)
Margin accounts	24,317	170	2.77	30,608	308	4.03	(20.6)	(44.8)	(126)
Investment in securities	351,965	6,454	7.25	243,412	4,634	7.62	44.6	39.3	(37)
Loan portfolio	722,091	22,033	12.07	679,329	21,620	12.73	6.3	1.9	(66)
Commissions collected on loan originations	0	139	n.a.	0	132	n.a.	n.a.	5.3	n.a.
Sale and repurchase agreements and securities loans	74,666	1,334	7.07	157,283	3,220	8.19	(52.5)	(58.6)	(112)
Interest income	1,240,567	30,847	9.84	1,178,368	30,773	10.45	5.3	0.2	(61)

Interest income growth from the total loan portfolio was 1.9%, or Ps.413 million, which resulted from the combined effect of a 6.3%, or Ps.42,762 million, rise in average loan portfolio volume, and a 66 basis points decrease in the average interest rate. The increase in interest income from the loan portfolio resulted from the following YoY increases by product:

▪	Commercial: 5.8%, or Ps.24,999 million, with a 9.41% interest yield, which decreased 97 bps;

▪	Mortgages: 8.1%, or Ps.11,397 million, with a 9.36% interest yield, which decreased 53 bps;

▪	Credit Cards: 6.0%, or Ps.3,340 million, with a 25.82% interest yield, which increased 56 bps; and

▪	Consumer: 5.6%, or Ps.3,026 million, with a 26.17% interest yield, which increased 40 bps.

Interest income from investment in securities increased 39.3%, or Ps.1,820 million, which resulted from the combined effect of an increase of 44.6%, or Ps.108,553 million, in average volume, and a 37 basis points decrease in the average interest rate. Interest income from repurchase agreements decreased 58.6%, or Ps.1,886 million, which resulted from the decrease of 52.5%, or Ps.82,617 million, in average volume, and a 112 basis points decrease in the average interest rate.

Interest expense

Earnings Release | 1Q.2020
Banco Santander México
15

Total average interest-bearing liabilities amounted to Ps.1,114,756 million, increasing 6.7%, or Ps.69,687 million YoY, and were driven by increases of 22.9%, or Ps.55,817 million, in repurchase agreements, 1.8%, or Ps.7,276 million, in demand deposits, 2.6%, or Ps.6,939 million, in term deposits, 11.1%, or Ps.5,005 million, in credit instruments issued, and a 2.2%, or Ps.547 million, in subordinated capital notes. These increases were partly offset by a 10.4%, or Ps.5,897 million, decrease in bank and other loans.

Banco Santander México’s interest-bearing liabilities are broken down as follows:

Average liabilities (interest-bearing liabilities)
Breakdown (%)
	1Q19	2Q19	3Q19	4Q19	1Q20
Demand deposits	39.1	40.9	42.2	37.7	37.3
Time deposits	25.4	25.9	26.5	24.2	24.4
Sale and repurchase agreements and securities loans	23.3	19.4	18.3	26.4	26.9
Bank and other loans	5.4	6.1	5.2	4.7	4.6
Credit instruments issued	4.3	5.2	5.3	4.8	4.5
Subordinated capital notes	2.5	2.5	2.5	2.2	2.3
Total	100.0	100.0	100.0	100.0	100.0

Banco Santander México’s interest expense consists mainly of interest paid on customer deposits and repurchase agreements, which in 1Q20 amounted to Ps.6,844 million and Ps.4,865 million, respectively, accounting for 49.1% and 34.9% of interest expenses. The remaining Ps.2,242 million was paid as follows: 7.4% on bank and other loans, 5.7% on credit instruments issued, and 2.9% on subordinated debentures.

Interest expense for 1Q20 decreased 2.6% YoY, or Ps.373 million, to Ps.13,951 million, mainly driven by lower interest expenses on term deposits, credit instruments issued and bank and other loans.

The average interest rate on interest-bearing liabilities decreased 53 basis points to 4.95% in 1Q20. For 1Q20, the average interest rate on the main sources of funding decreased YoY as follows:

▪	158 basis points in repurchase agreements, at an average interest rate paid of 6.42%;

▪	65 basis points in demand deposits, at an average interest rate paid of 2.30%; and

▪	24 basis points in subordinated debentures, at an average interest rate paid of 6.29%.

Interest expense
Million pesos	1Q20			1Q19			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance	Interest (%)	Yield (bps)
Demand deposits	415,992	2,423	2.30	408,716	3,013	2.95	1.8	(19.6)	(65)

Earnings Release | 1Q.2020
Banco Santander México
16

Time deposits	272,213	4,421	6.42	265,274	4,302	6.49	2.6	2.8	(7)
Credit instruments issued	50,174	799	6.30	45,169	706	6.25	11.1	13.2	5
Bank and other loans	50,824	1,030	8.02	56,721	1,012	7.14	(10.4)	1.8	88
Subordinated capital notes	25,984	413	6.29	25,437	415	6.53	2.2	(0.5)	(24)
Sale and repurchase agreements and securities loans	299,569	4,865	6.42	243,752	4,876	8.00	22.9	(0.2)	(158)
Interest expense	1,114,756	13,951	4.95	1,045,069	14,324	5.48	6.7	(2.6)	(53)

Increases in retail deposits continue to reflect the Bank’s focus on driving profitability in its deposit base. The average balance of term deposits expanded 2.6% YoY, while the average balance of demand deposits increased 1.8% YoY. Interest paid on term deposits increased 2.8% YoY, and interest paid on demand deposits decreased 19.6% YoY.

Provisions for loan losses and asset quality

During 1Q20, provisions for loan losses amounted to Ps.5,165 million, which represented an increase of 19.6%, or Ps.847 million, YoY, and a 6.2%, or Ps.303 million, on a sequential basis, these increases were principally due to the implementation of the Bank internal ratings based (IRB) model for mortgages, which were partially offset by a reversal of provisions in the corporate and investment banking segment and financial institutions as the parallel excercise of internal ratings based (IRB) finalized.

Loan Loss Reserves[1]

(million pesos)

+19.6%
5,165
+6.2%
4,318
4,454
4,478
4,862
2.69%
2.70%
2.62%
2.60%
2.65%
1Q19
2Q19
3Q19
4Q19
1Q20
Cost of risk[1]

Loan Loss Reserves
Million pesos				% Variation
	1Q20	4Q19	1Q19	QoQ	YoY
Commercial	784	1,704	1,069	(54.0)	(26.7)
Consumer	3,171	3,010	3,090	5.3	2.6
Mortgages	1,210	147	159	723.6	661.2
Total	5,165	4,862	4,318	6.2	19.6

Cost of Risk (%)
				Variation (bps)
	1Q20	4Q19	1Q19	QoQ	YoY
Commercial	1.10	1.20	1.19	(10)	(9)
Consumer	10.55	10.57	10.62	(2)	(7)
Mortgages	1.23	0.53	0.95	70	28

Earnings Release | 1Q.2020
Banco Santander México
17

Total	2.65	2.60	2.69	5	(4)

Non-performing loans at March 2020 increased Ps.1,891 million YoY, or 12.7%, to Ps.16,767 million, and Ps.486 million, or 3.0% on a sequential basis. The NPL ratio for March 2020 stood at 2.16%, and remained flat from the 2.15% reported in March 2019. Sequentially, the NPL ratio decreased 12 basis points from 2.28% in December 2019.

The YoY increase in non-performing loans was due to an increase of 25.3%, or Ps.1,358 million, in mortgage loans, together with a 5.6%, or Ps.305 million, increase in commercial loans and a 5.6%, or Ps.228 million, in consumer loans (including credit cards). The increase in mortgage loans was due to a lower base in March 2019, owing to the sale of a Ps.1 billion non-performing loan portfolio.

NPLs for the mortgage loan portfolio increased 59 basis points YoY and 20 basis points sequentially. Consumer loan NPLs (including credit cards) increased 8 basis point YoY and decreased 8 basis points QoQ. At the same time, commercial loan NPLs decreased 11 basis point YoY and 12 basis points sequentially.

The breakdown of the non-performing loan portfolio is as follows: mortgage loans 40.1%, commercial loans 34.1% and consumer loans (including credit cards) 25.8%.

Non-Performing loan ratio (%)
				Variation (bps)
	Mar-20	Dec-19	Mar-19	QoQ	YoY
Commercial	1.13	1.25	1.24	(12)	(11)

Individuals
Consumer	3.73	3.81	3.65	(8)	8
Credit Card	4.14	4.14	4.08	0	6
Other consumer	3.31	3.46	3.22	(15)	9
Mortgages	4.33	4.13	3.74	20	59
Total	2.16	2.28	2.15	(12)	1

The aforementioned variations in non-performing loans led to an NPL ratio of 2.16% in March 2020, increasing 1 basis points from 2.15% in March 2019 and a decrease of 12 basis point compared to the 2.28% reported in December 2019. The current NPL ratio reflects Banco Santander México’s strong focus on prudent risk management and continuous focus of loan portfolio origination.

Finally, the coverage ratio for March 2020 stood at 135.17%, a decrease from 140.06% in March 2019 and an increase from 132.02% in December 2019.

Earnings Release | 1Q.2020
Banco Santander México
18

Commission and fee income, net

Commission and fee income, net
Million pesos				% Variation				% Variation
	1Q20	4Q19	1Q19	QoQ	YoY	3M20	3M19	20/19
Commission and fee income
Debit and credit card	2,276	2,520	2,262	(9.7)	0.6	2,276	2,262	0.6
Account management	389	379	333	2.6	16.8	389	333	16.8
Collection services	855	715	729	19.6	17.3	855	729	17.3
Investment funds	394	404	370	(2.5)	6.5	394	370	6.5
Insurance	1,231	1,277	1,160	(3.6)	6.1	1,231	1,160	6.1
Purchase-sale of securities and money market transactions	249	218	189	14.2	31.7	249	189	31.7
Checks trading	53	57	63	(7.0)	(15.9)	53	63	(15.9)
Foreign trade	399	298	318	33.9	25.5	399	318	25.5
Financial advisory services	436	154	356	183.1	22.5	436	356	22.5
Other	226	228	236	(0.9)	(4.2)	226	236	(4.2)
Total	6,508	6,250	6,016	4.1	8.2	6,508	6,016	8.2

Commission and fee expense
Debit and credit card	(995)	(1,055)	(922)	(5.7)	7.9	(995)	(922)	7.9
Investment funds	0	0	0	0.0	0.0	0	0	0.0
Insurance	(32)	(35)	(23)	(8.6)	39.1	(32)	(23)	39.1
Purchase-sale of securities and money market transactions	(39)	(32)	(28)	21.9	39.3	(39)	(28)	39.3
Checks trading	(11)	(8)	(8)	37.5	37.5	(11)	(8)	37.5
Financial advisory services	(1)	(33)	(11)	(97.0)	(90.9)	(1)	(11)	(90.9)
Bank Correspondents	(208)	(208)	(189)	0.0	10.1	(208)	(189)	10.1
Other	(525)	(554)	(409)	(5.2)	28.4	(525)	(409)	28.4
Total	(1,811)	(1,925)	(1,590)	(5.9)	13.9	(1,811)	(1,590)	13.9

Commission and fee income, net
Debit and credit card	1,281	1,465	1,340	(12.6)	(4.4)	1,281	1,340	(4.4)
Account management	389	379	333	2.6	16.8	389	333	16.8
Collection services	855	715	729	19.6	17.3	855	729	17.3
Investment funds	394	404	370	(2.5)	6.5	394	370	6.5

Earnings Release | 1Q.2020
Banco Santander México
19

Insurance	1,199	1,242	1,137	(3.5)	5.5	1,199	1,137	5.5
Purchase-sale of securities and money market transactions	210	186	161	12.9	30.4	210	161	30.4
Checks trading	42	49	55	(14.3)	(23.6)	42	55	(23.6)
Foreign trade	399	298	318	33.9	25.5	399	318	25.5
Financial advisory services	435	121	345	259.5	26.1	435	345	26.1
Bank Correspondents	(208)	(208)	(189)	0.0	10.1	(208)	(189)	10.1
Other	(299)	(326)	(173)	(8.3)	72.8	(299)	(173)	72.8

Total	4,697	4,325	4,426	8.6	6.1	4,697	4,426	6.1

In 1Q20, net commission and fee income totaled Ps.4,697 million, increasing 6.1% YoY, or Ps.271 million, and 8.6%, or Ps.372 million, QoQ. On a yearly basis, commission and fee income increased 8.2%, or Ps.492 million, while commission and fee expense increased 13.9%, or Ps.221 million.

The main contributors to net commissions and fees were credit and debit card fees, which accounted for 27.3% of the total, followed by insurance fees and collection services fees, which accounted for 25.5% and 18.2% of total commissions and fees, respectively.

Net commisions and fees
Breakdown (%)
	1Q20	4Q19	1Q19
Credit cards	27.3	33.9	30.3
Insurance	25.5	28.7	25.7
Collection services	18.2	16.5	16.5
Financial advisory services	9.3	2.8	7.8
Investment funds	8.4	9.3	8.4
Foreign trade	8.5	6.9	7.2
Account management	8.3	8.8	7.5
Purchase-sale of securities and money market transactions	4.5	4.3	3.6
Checks trading	0.9	1.1	1.2
Bank correspondents	(4.5)	(4.8)	(4.3)
Other	(6.4)	(7.5)	(3.9)

Total	100.0	100.0	100.0

Net commissions and fees rose 6.1% YoY in 1Q20, mostly as a result of the following increases:

i)	17.3%, or Ps.126 million, in collection and payments, and an increase of 16.8%, or Ps.56 million, in account management, mainly a result of Banco Santander México’s continued focus on being an integral part of its clients’ liquidity management efforts, which led to increase transactional activity ;

ii)	26.1%, or Ps.90 million, in financial advisory services, due to higher transactions in the market;

iii)	25.5%, or Ps.81 million, in foreign trade;

iv)	5.5%, or Ps.62 million, in insurance fees, driven by strong cross-selling opportunities among the Bank’s mortgage and payroll customers, along with the performance of the Bank’s digital car insurance platform; and

v)	30.4%, or Ps.49 million, in purchase-sale of securities and money market transactions.

These positive contributions to net commissions and fees were partly offset by the following decreases:

i)	72.8%, or 126 million, in other commissions and fees paid; and

ii)	4.4%, or Ps.59 million, in debit and credit card fees, affected by lower usage levels and the negative effect of the peso’s depreciation which affects U.S. dollar denominated fees paid;

Earnings Release | 1Q.2020
Banco Santander México
20

Net gain (loss) on financial assets and liabilities

Net gain (loss) on financial assets and liabilities
Million pesos				% variation				% variation
	1Q20	4Q19	1Q19	QoQ	YoY	3M20	3M19	20/19
Valuation
Foreign exchange	(3,472)	433	23	(901.8)	(15,195.7)	(3,472)	23	(15,195.7)
Derivatives	2,140	(128)	2,545	1,771.9	(15.9)	2,140	2,545	(15.9)
Equity securities	(921)	(86)	80	970.9	(1,251.3)	(921)	80	(1,251.3)
Debt instruments	554	(1,473)	(47)	137.6	1,278.7	554	(47)	1,278.7
Valuation result	(1,699)	(1,254)	2,601	35.5	(165.3)	(1,699)	2,601	(165.3)

Purchase / sale of securities
Foreign exchange	1,444	389	198	271.2	629.3	1,444	198	629.3
Derivatives	495	2,177	(3,003)	(77.3)	116.5	495	(3,003)	116.5
Equity securities	199	162	47	22.8	323.4	199	47	323.4
Debt instruments	444	(13)	489	3,515.4	(9.2)	444	489	(9.2)
Purchase -sale result	2,582	2,715	(2,269)	(4.9)	213.8	2,582	(2,269)	213.8

Total	883	1,461	332	(39.6)	166.0	883	332	166.0

In 1Q20, Banco Santander México reported a Ps.883 million net gain from financial assets and liabilities, which compares with a gain of Ps.332 million in 1Q19 and a gain of Ps.1,461 million in 4Q19.

The Ps.883 million net gain from financial assets and liabilities in the quarter is mostly a result of:

i)	A Ps.2,582 million purchase-sale gain related to gains of Ps.1,444 million, Ps.495 million, Ps.444 million and Ps.199 million in foreign exchange, derivative instruments, debt instruments and equity securities, respectively; and

ii)	A Ps.1,699 million valuation loss, which resulted from losses of Ps.3,472 million and Ps.921 million in foreign exchange and equity securities, respectively. These losses were partly offset by gains of Ps.2,140 million and Ps.554 million in derivatives and debt instruments, respectively.

Earnings Release | 1Q.2020
Banco Santander México
21

Other operating expense

Other operating income
Million pesos				% variation				% variation
	1Q20	4Q19	1Q19	QoQ	YoY	3M20	3M19	20/19

Cancellation of liabilities and reserves	80	260	89	(69.2)	(10.1)	80	89	(10.1)
Interest on personnel loans	73	74	73	(1.4)	0.0	73	73	0.0
Allowance for losses on foreclosed assets	(5)	(16)	(40)	(68.8)	(87.5)	(5)	(40)	(87.5)
Profit from sale of foreclosed assets	275	20	31	1,275.0	787.1	275	31	787.1
Technical advisory and technology services	21	25	20	(16.0)	5.0	21	20	5.0
Portfolio recovery legal expenses and costs	(122)	(352)	(253)	(65.3)	(51.8)	(122)	(253)	(51.8)
Premiums paid on guarantees for SMEs loans	(298)	(308)	(183)	(3.2)	62.8	(298)	(183)	62.8
Write-offs and bankruptcies	(220)	(472)	(310)	(53.4)	(29.0)	(220)	(310)	(29.0)
Provision for legal and tax contingencies	(91)	(93)	(68)	(2.2)	33.8	(91)	(68)	33.8
Others	75	261	90	(71.3)	(16.7)	75	90	(16.7)

Total	(212)	(601)	(551)	(64.7)	(61.5)	(212)	(551)	(61.5)

Other operating expenses in 1Q20 totaled Ps.212 million, down from Ps.551 million in 1Q19 and Ps.601 million in 4Q19.

The 61.5%, or Ps.339 million, YoY decrease, in other operating expenses in 1Q20 was mainly driven by higher profit from sale of foreclosed assets of Ps.244 million, lower expenses related to portfolio recoveries of Ps.131 million and lower write-offs of Ps.90 million. These positive effects, were partly offset by higher premiums paid on guarantees for SMEs loan portfolio of Ps.115 million.

Administrative and promotional expenses

Administrative and promotional expenses consist of personnel costs, such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and a long-term incentive plan for the Bank’s executives. Other general expenses are mainly related to technology and systems, administrative services - mainly outsourced in the areas of information technology - taxes and duties, professional fees, contributions to IPAB, rental of properties

Earnings Release | 1Q.2020
Banco Santander México
22

and hardware, advertising and communication, surveillance and cash courier services, and expenses related to maintenance, conservation and repair, among others.

Administrative and promotional expenses
Million pesos				% variation				% variation
	1Q20	4Q19	1Q19	QoQ	YoY	3M20	3M19	20/19
Salaries and employee benefits	3,922	3,843	3,865	2.1	1.5	3,922	3,865	1.5
Credit card operation	49	84	78	(41.7)	(37.2)	49	78	(37.2)
Professional fees	166	326	89	(49.1)	86.5	166	89	86.5
Leasehold	644	652	597	(1.2)	7.9	644	597	7.9
Promotional and advertising expenses	190	219	251	(13.2)	(24.3)	190	251	(24.3)
Taxes and duties	699	483	484	44.7	44.4	699	484	44.4
Technology services (IT)	998	1,174	939	(15.0)	6.3	998	939	6.3
Depreciation and amortization	1,015	1,125	878	(9.8)	15.6	1,015	878	15.6
Contributions to IPAB	834	841	812	(0.8)	2.7	834	812	2.7
Cash protection	360	349	323	3.2	11.5	360	323	11.5
Others	908	1,248	940	(27.2)	(3.4)	908	940	(3.4)

Total	9,785	10,344	9,256	(5.4)	5.7	9,785	9,256	5.7

Banco Santander México’s administrative and promotional expenses are broken down as follows:

Administrative and promotional expenses
Breakdown (%)
	1Q20	4Q19	1Q19
Personnel	40.1	37.2	41.8
Depreciation and amortization	10.4	10.9	9.5
Technology services (IT)	10.2	11.3	10.1
Others	9.3	12.0	10.2
IPAB	8.5	8.1	8.8
Taxes and duties	7.1	4.7	5.2
Leasehold	6.6	6.3	6.4
Cash protection	3.7	3.4	3.5
Promotional and advertising expenses	1.9	2.1	2.7
Professional fees	1.7	3.2	1.0
Credit card operation	0.5	0.8	0.8
Total	100.0	100.0	100.00

Administrative and promotional expenses in 1Q20 totaled Ps.9,785 million, compared to Ps.9,256 million in 1Q19 and Ps.10,344 million in 4Q19, increasing 5.7% YoY and decreasing 5.4% QoQ, reflecting the amortization of strategic investments to enhance the Bank’s operating infrastructure and drive digitalization.

The 5.7%, or Ps.529 million, YoY increase in administrative and promotional expenses was mainly due to the following increases:

i)	44.4%, or Ps.215 million, in taxes and duties;

ii)	15.6%, or Ps.137 million, in depreciation and amortization;

iii)	86.5%, or Ps.77 million, in professional fees;

iv)	6.3%, or Ps.59 million, in technology services;

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v)	1.5%, or Ps.57 million, in salaries and employee benefits; and

vi)	7.9%, or Ps.47 million, in rents.

These increases were partly offset by the following decrease:

i)	24.3%, or Ps.61 million, in promotional and advertising expenses.

The efficiency ratio for the quarter decreased 86 basis points YoY and 326 basis points QoQ to 43.95%.

The recurrence ratio for 1Q20 was 53.56%, up from 52.83% in 1Q19 and higher than the 46.91% reported in 4Q19.

Efficiency[1]

-86bps
44.81%
44.29%
45.11%
47.21%
43.95%
-326bps
1Q19
2Q19
3Q19
4Q19
1Q20

[1] Quarterly = Annualized opex (1Q20*4) as percentage of annualized income before opex - net of allowances (1Q20*4).

Profit before taxes

Profit before taxes in 1Q20 was Ps.7,318 million, reflecting increases of 3.3%, or Ps.236 million, YoY and 9.1%, or Ps.612 million, QoQ.

Income taxes

In 1Q20, Banco Santander México reported a tax expense of Ps.1,904 million compared to Ps.1,791 million in 1Q19 and Ps.1,790 million in 4Q19. The effective tax rate for the quarter was 26.02%, compared to 25.29% reported in 1Q19 and 26.69% in 4Q19.

Capitalization and liquidity

Capitalization
Million pesos	Mar-20	Dec-19	Mar-19
CET1	90,288	90,816	90,260

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Tier 1	102,020	100,236	99,934
Tier 2	30,487	24,847	25,145
Total Capital	132,507	125,083	125,080

Risk-weighted assets
Credit risk	540,382	536,527	520,762
Credit, market and operational risk	816,477	764,093	740,269

Credit risk ratios:
CET1 (%)	16.71	16.93	17.33
Tier 1 (%)	18.88	18.68	19.19
Tier 2 (%)	5.64	4.63	4.83
Capitalization ratio (%)	24.52	23.31	24.02

Total capital ratios:
CET1 (%)	11.06	11.89	12.19
Tier 1 (%)	12.50	13.12	13.50
Tier 2 (%)	3.73	3.25	3.40
Capitalization ratio (%)	16.23	16.37	16.90

Banco Santander México’s capital ratio at March 2020 was 16.23%, compared to 16.90% and 16.37% at March 2019 and December 2019, respectively. The 16.23% capital ratio was comprised of 11.06% of fundamental capital (CET1), 1.44% of additional capital (AT1), and 3.73% of complementary capital (Tier 2). The sequential decrease in capital ratio is driven by an increase in risk weighted assets associated with higher market risks due to the depreciation of the Mexican pesos.

As of February 2020, Banco Santander México was classified in Category 1, in accordance with Article 134 Bis of the Mexican Banking Law, and the Bank remains in this category per the preliminary results dated March 31, 2020, which is the most recent available analysis.

Liquidity coverage ratio (LCR)

Pursuant to the regulatory requirements of Banxico and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), the average Liquidity Coverage Ratio (LCR or CCL by its Spanish acronym) for 1Q20 was 124.99%, which compares to 166.29% in 1Q19 and 159.37% in 4Q19. (Please refer to note 24 of this report).

Leverage ratio

In accordance with CNBV regulatory requirements, effective June 14, 2016, the leverage ratio was 6.53% for March 2020, 7.02% for December 2019, 7.64% for September 2019, 7.67% for June 2019, and 7.92% for March 2019.

This ratio is defined by regulators and is calculated by dividing core capital (according to Article 2 Bis 6 (CUB)) by adjusted assets (according to Article 1, II (CUB)).

RELEVANT EVENTS, TRANSACTIONS AND ACTIVITIES

Relevant Events

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Annual General Ordinary and Special Shareholders’ Meetings

On April 28, 2020 Banco Santander México held its Annual General Ordinary and Special Shareholders’ Meetings, and approved among other items:

▪	The integration of the Board of Directors as indicated below:

Series “F” Independent Directors
Laura Renne Diez Barroso Azcárraga	Director
Cesar Augusto Montemayor Zambrano	Director
Bárbara Garza Lagüera Gonda	Director
Juan Ignacio Gallardo Thurlow	Alternate Director
Guillermo Jorge Quiroz Abed	Alternate Director
Eduardo Carredano Fernandéz	Alternate Director
Series “F” Non-Independent Directors
Héctor Blas Grisi Checa	Director
Magdalena Sofía Salarich Fernández de Valderrama	Director
Francisco Javier García-Carranza Benjumea	Director
Ángel Rivera Congosto	Alternate Director
Didier Mena Campos	Alternate Director
Rodrigo Brand de Lara	Alternate Director
Series “B” Independent Directors
Antonio Purón Mier y Terán	Director
Fernando Benjamín Ruíz Sahagún	Director
Alberto Torrado Martínez	Director
María de Lourdes Melgar Palacios	Director
Jesús Federico Reyes Heroles González Garza	Alternate Director
Rogelio Zambrano Lozano	Alternate Director
Guillermo Francisco Vogel Hinojosa	Alternate Director
Joaquín Vargas Guajardo	Alternate Director

▪	The Shareholders' Meeting determined that, taking into account the effects of the COVID-19 pandemic for the Bank, the Shareholders’ Meeting took the decision to abstain, for the time being, from approving the payment of a dividend out of the profits of the 2019 financial year and the previous years, for as long as there is a lack of visibility into the impact of the COVID-19 pandemic on the results and financial situation of the Bank. It was agreed to revisit this matter again in October of this year, taking into consideration the situation prevailing on such date.

Action taken on the Bank’s credit ratings

On April 23, 2020 Banco Santander México informed the actions taken on its credit ratings by the rating agencies Fitch Ratings and Moody’s. (Please refer to “Credit Ratings” section of this report).

Issuance of Senior Notes

On April 14, 2020 Banco Santander México informed the issuance of U.S.$1.75 billion aggregate principal amount of its 5.375% senior notes due 2025. The Notes were offered in the United States of America through a private placement to qualified institutional buyers, in accordance with Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act "), and outside the United States of America, in accordance with Regulation S under the Securities Act.

Business Update

On April 13, 2020 Banco Santander México provided an update on the initiatives it has implemented in response to the COVID-19 pandemic and with respect to current Government support programs. The Bank also announced selected preliminary first quarter results and withdrew its 2020 full year guidance given the uncertainty and lack of visibility resulting from the unprecedented COVID-19 pandemic and related disruption to Mexican, regional and global economic activity.

Implemented measures to protect the health of clients and employees, while maintaining its operations and supporting clients

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On March 31, 2020 Banco Santander México informed that it has implemented measures to protect the health of its clients and employees, maintaining its operations and supporting its clients, while allowing it to continue its operations during the health emergency. As a result of such measures, some of the Bank’s activities could be affected, as well as its results and financial indicators.

Acquisition of merchant payment solutions company, Elavon Mexico

On March 31, 2020 Banco Santander México informed that it has completed the acquisition of 49% of the shares representing the capital stock of its Mexican partner in the merchant payment solutions business, Elavon Mexico Holding Company, S.A. de C.V. (“Elavon Mexico”), while Santander Merchant Platform Solutions, S.L. (“SMPS”), a subsidiary of our parent company, Banco Santander, S.A., completed the acquisition of the remaining 51%, in line with the announcement made on February 21st of this year. The acquisition of 100% of Elavon Mexico was completed for a total of Ps.1,600 million (approximately $85 million dollars).

The above mentioned was in line with the announcement made on February 21st of this year, regarding the matter that the Bank had reached an agreement to acquire Elavon Mexico which has operated the merchant acquiring business of Banco Santander México through an alliance agreement since January 2010.

Intention to nominate Laura Diez Barroso Azcárraga as director and chairman of the Board of Directors

On January 30, 2020 Banco Santander México informed that its Board of Directors, in a meeting held on that date, among other resolutions, expressed its intention to nominate, the renowned businesswoman Laura Diez Barroso Azcárraga as director and chairman of the Board of Directors to succeed Mr. Marcos Martínez Gavica, whose appointment as chairman of the Board of Directors will expire in April of this year.

Organizational changes within its Corporate and Investment Banking segment

On January 30, 2020 Banco Santander México informed that Octaviano Couttolenc Mestre was appointed as Deputy General Director of Corporate and Investment Banking, reporting to Héctor Grisi Checa.

Relevant Transactions

Interprotección financing

Banco Santander México participated along with five other banks as a Structuring Agent in the syndicated loan for Interprotección, an insurance and surety agent, for an amount of Ps.1,300 million with a term of seven-years. Banco Santander México's contributed a total amount of U.S.$425 million.

Iberdrola financing

Banco Santander México participated as Co-Arranger in a financing for Iberdrola Company, through Simple Credit a total amount of U.S.$25 billion with a term of five-years. Banco Santander México participation was for a total amount of U.S.$500 million.

AWARDS AND RECOGNITIONS

Santander Private Banking Mexico, named "Best Private Bank" according to Euromoney magazine

On February 11, 2020 Santander Private Banking Mexico was recognized for third consecutive year as "Best Private Bank on Mexico" by the prestigious Euromoney magazine. This was the result of a vote among more than 2,000 financial and banking sector entities.

Euromoney magazine, founded in 1969, is recognized worldwide as a leader in international banking and financial news. The Euromoney Awards for Excellence are the benchmark for the financial sector. The awards are decided by Euromoney’s editors based on objective data such as profitability, growth and efficiency, combined with subjective criteria.

Socially Responsible Company Distinction for the 16th consecutive year

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On Februry 21, 2020 Banco Santander México was recognized as a Socially Responsible Company (SRC) by the Mexican Center for Philanthropy (Cemefi), and the Alliance for Corporate Social Responsibility (AliaRSE) for the 16th consecutive year. In addition, for the first time, Tuiio, the Bank's financial inclusion program, also received the SRC recognition.

RESPONSIBLE BANKING

Trust “Por los Niños de México”

For the year 2020, a total of 76 projects for health, education and nutrition areas were approved by Banco Santander México, through its “Por los Niños de México” trust. This represents an investment of Ps.11.6 million which will benefit approximately 36,000 children.

For more information about Banco Santander México as a Responsible Bank:

https://servicios.santander.com.mx/comprometidos/

CREDIT RATINGS

Following the downgrade of Mexico's sovereign rating and given the deterioration in the operating environment, the rating agencies Fitch Ratings and Moody’ss reviewed the ratings of Mexican banks, including Banco Santander México. The review for the Bank was as follows:

On April 22, 2020, Moody’s downgraded to Baa1, from A3 our long-term global local and foreign currency deposit and debt ratings. Moody's also affirmed the Aaa.mx/MX-1 long- and short-term Mexican National Scale. The rating outlook remains Negative.

On April 21, 2020, Fitch Ratings downgraded the Bank's Viability Rating (VR) to ‘bbb-’ from ‘bbb’. The Bank's Issuer Default Ratings (IDR) of 'BBB +' were not included in this review as their outlook was recently revised to Negative from Stable, driven by a similar action on our ultimate parent (Banco Santander, S.A.) IDRs, as our IDRs are currently driven by its support.

Banco Santander México	Fitch Ratings	Moody’s
Global scale
Foreign currency
Long term	BBB+	Baa1

Short term	F2	P-2

Local currency
Long term	BBB+	Baa1

Short Term	F2	P-2

National scale
Long term	AAA(mex)	Aaa.mx

Short Term	F1+(mex)	Mx-1

Rating viability (VR)	bbb-	N/A

Support	2	N/A

Counterparty risk Assessments (CR)
Long Term	N/A	A3 (cr)

Short Term	N/A	P-2 (cr)

Standalone BCA	N/A	baa2

Standalone Adjusted BCA	N/A	baa1

Outlook	Negative	Negative

International Issuances

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Tier 2 Subordinated Capital Notes due 2028	BBB-	Baa3 (hyb)

Long Term Senior Unsecured Global Notes due 2025	BBB+	Baa1

Long Term Senior Unsecured Global Notes due 2022	BBB+	Baa1

Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes (AT1)
Global Scale
Foreign currency
Long term	BB	Ba1 (hyb)
Local currency
Long term	N/A	Ba1(hyb)
National scale
Long term	N/A	A1.mx (hyb)
Santander Consumo	Fitch Ratings
National Scale
Long term	AAA (mex)

Short Term	F1+ (mex)

Outlook	Stable

Santander Vivienda	HR
National Scale
Long term	HR AAA

Short Term	HR +1

Outlook	Stable

Notes:

▪     BCA = Baseline Credit Assessment

▪     SR = Support Rating

▪     VR = Viability Rating

▪     SCP = Standalone Credit Profile

▪     CR= Counterparty Risk Assessments

N/A = Not applicable

1Q20 EARNINGS CALL DIAL-IN INFORMATION

Date:                      Thursday, April, 30st, 2020

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Time:	09:00 a.m. (MCT); 10:00 a.m. (US ET)
Dial-in Numbers:	1-877-407-4018 US & Canada 1-201-689-8471 International & Mexico
Access Code:	Please ask for Santander México Earnings Call
Webcast:	http://public.viavid.com/index.php?id=139099
Replay:	Starting: Thursday, April 30st, 2020 at 1:00 p.m. (US ET)
Ending: Thursday, May 7th, 2020 at 11:59 p.m. (US ET)
ET Dial-in number: 1-844-512-2921 US & Canada; 1-412-317-6671 International & Mexico Access Code: 13701875

ANALYST COVERAGE

Bank of America Merrill Lynch, Barclays, BBVA, Bradesco, Brasil Plural, Banco BTG Pactual, Bx+, Citi, Credit Suisse, GBM, HSBC, Invex, Itaú, JP Morgan, Morgan Stanley, Nau Securities, Signum Research, Scotiabank, UBS and Intercam.

Santander México is covered by the above investment banks and research firms. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by the research analysts of these firms reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

DEFINITION OF RATIOS

ROAE: Annualized net income divided by average equity

Efficiency: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and allowances).

Recurrency: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

Cost of risk: Annualized provisions for loan losses divided by average loan portfolio

Note:

Annualized figures consider

•	Quarterly ratio = 1Q20x4

•	Average figures are calculated using 4Q19 and 1Q20

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ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of March 31, 2020, Banco Santander México had total assets of Ps.1,802 billion under Mexican Banking GAAP and more than 18.3 million customers. Headquartered in Mexico City, the Company operates 1,406 branches and offices nationwide and has a total of 19,638 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information of Banco Santander México contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with accounting principles and regulations prescribed by the CNBV applicable to Credit Institution which are subject to the supervision of the CNBV on accounting procedures, published in the Federal Official Gazette on January 31st, 2011. The exchange rate used to convert foreign currency transactions US$ to Mexican pesos is Ps.23.4847.

INVESTOR RELATIONS CONTACT

Héctor Chávez Lopez – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

www.santander.com.mx

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LEGAL DISCLAIMER

Banco Santander México cautions that this presentation may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; financing plans; competition; impact of regulation and the interpretation thereof; action to modify or revoke our banking license; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; investment in our information technology platform; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward-looking statements. These factors include, among other things: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de México); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes and tax laws; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowance for impairment losses and other losses; increased default by borrowers; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations or their interpretation; and certain other risk factors included in our annual report on Form 20-F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. We undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this presentation because of new information, future events or other factors. In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance.

Note: The information contained in this presentation is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in millions of Mexican pesos, unless otherwise indicated. Historical figures are not adjusted by inflation.

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CONSOLIDATED FINANCIAL STATEMENTS

Banco Santander México

▪	Consolidated balance sheet

▪	Consolidated statement income

▪	Consolidated statement of changes in stockholders’ equity

▪	Consolidated statement of cash flows

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

Consolidated balance sheet
Million pesos
	2020	2019

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	Mar	Dec	Sep	Jun	Mar
Assets

Funds available	113,427	85,628	66,997	73,192	73,680

Margin accounts	4,929	5,152	5,319	3,826	3,521

Investment in securities	368,394	360,682	365,999	282,178	241,293
Trading securities	116,232	115,455	146,864	94,763	77,513
Securities available for sale	241,000	234,136	208,074	176,435	152,878
Securities held to maturity	11,162	11,091	11,061	10,980	10,902

Debtors under sale and repurchase agreements	66,147	4,154	14,747	67,889	63,768

Derivatives	346,921	160,129	182,761	147,088	135,612
Trading purposes	334,082	151,892	174,093	139,902	128,162
Hedging purposes	12,839	8,237	8,668	7,186	7,450

Valuation adjustment for hedged financial assets	264	234	253	152	77

Performing loan portfolio
Commercial loans	498,956	439,076	426,180	434,438	430,571
Commercial or business activity	405,260	351,911	351,698	360,269	351,907
Financial entities loans	17,103	16,713	13,713	12,430	15,911
Government entities loans	76,593	70,452	60,769	61,739	62,753
Consumer loans	111,592	112,663	112,099	110,226	107,959
Mortgage loans	148,494	145,660	142,766	140,034	137,820
Medium and residential	135,594	132,491	128,996	126,003	123,041
Social interest	29	32	37	42	49
Credits acquired from INFONAVIT or FOVISSSTE	12,871	13,137	13,733	13,989	14,730
Total performing loan portfolio	759,042	697,399	681,045	684,698	676,350

Non-performing loan portfolio
Commercial loans	5,728	5,553	5,783	5,545	5,423
Commercial or business activity	5,728	5,553	5,783	5,545	5,423
Consumer loans	4,319	4,459	4,531	4,469	4,091
Mortgage loans	6,720	6,269	5,967	5,617	5,362
Medium and residential	5,095	4,751	4,431	4,094	3,978
Social interest	3	4	5	5	5
Credits acquired from INFONAVIT or FOVISSSTE	1,622	1,514	1,531	1,518	1,379
Total non-performing portfolio	16,767	16,281	16,281	15,631	14,876
Total loan portfolio	775,809	713,680	697,326	700,329	691,226

Allowance for loan losses	(22,664)	(21,494)	(21,299)	(21,345)	(20,836)
Loan portfolio (net)	753,145	692,186	676,027	678,984	670,390

Acrrued income receivable from securitization transactions	154	157	80	84	113
Other receivables (net)	106,093	64,076	110,974	77,945	79,046
Foreclosed assets (net)	155	227	231	232	241
Property, furniture and fixtures (net)	10,343	10,545	9,715	9,054	8,841
Long-term investment in shares	359	90	90	90	90
Deferred taxes and deferred profit sharing (net)	21,849	19,154	18,702	18,901	18,986
Deferred charges, advance payments and intangibles	9,991	9,541	8,808	8,536	8,601
Other	39	39	38	36	35

Total assets	1,802,210	1,411,994	1,460,741	1,368,187	1,304,294

Consolidated balance sheet
Million pesos
	2020	2019
	Mar	Dec	Sep	Jun	Mar
Liabilities

Deposits	861,518	745,882	738,723	776,006	750,154
Demand deposits	529,554	443,189	437,202	458,126	462,441
Time deposits – general public	216,206	186,484	190,925	207,018	193,528
Time deposits – money market	63,040	61,132	53,820	54,543	45,175
Credit instruments issued	51,178	53,345	55,133	54,718	47,510
Global Account uptake without movements	1,540	1,732	1,643	1,601	1,500

Bank and other loans	40,595	45,279	51,640	68,089	57,574
Demand loans	275	5,922	9,546	22,305	6,792
Short-term loans	16,973	15,713	15,239	17,816	22,440

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Long-term loans	23,347	23,644	26,855	27,968	28,342

Creditors under sale and repurchase agreements	234,582	192,835	162,216	84,668	65,455

Securities Lending	0	0	0	1	0

Collateral sold or pledged as guarantee	10,209	8,923	30,611	21,211	24,006
Repurchase	2,392	644	9	118	912
Securities loans	7,817	8,279	30,602	21,093	23,094

Derivatives	361,310	152,422	176,569	144,866	134,917
Trading purposes	336,580	144,914	168,014	136,778	127,854
Hedging purposes	24,730	7,508	8,555	8,088	7,063

Valuation adjustment of financial liabilities hedging	3	5	14	(12)	(19)

Other payables	110,432	93,398	125,472	104,255	104,521
Income taxes payable	0	224	111	22	29
Employee profit sharing payable	424	345	273	184	395
Creditors from settlement of transactions	44,548	36,356	65,724	41,499	41,122
Payable for margin accounts	627	407	1	532	69
Payable for cash collateral received	23,230	16,759	16,208	22,924	28,378
Sundry creditors and other payables	41,603	39,307	43,155	39,094	34,528

Subordinated credit notes	42,218	34,267	35,464	34,886	34,819

Deferred revenues and other advances	302	288	332	388	501

Total liabilities	1,661,169	1,273,299	1,321,041	1,234,358	1,171,928

Paid-in capital	34,917	34,908	34,859	34,961	34,908
Capital stock	29,799	29,799	29,799	29,799	29,799
Share premium	5,118	5,109	5,060	5,162	5,109

Other capital	106,124	103,787	104,841	98,868	97,458
Capital reserves	23,845	23,845	23,845	23,845	22,315
Retained earnings	78,802	57,617	63,217	63,365	69,885
Result from valuation of available for sale securities, net	(467)	2,177	1,311	667	(145)
Result from valuation of cash flow hedge instruments, net	(527)	(249)	(261)	(221)	(155)
Cumulative effect of conversion	9	9	9	9	9
Adjustment employees pension fund	(995)	(986)	261	272	226
Net income	5,414	21,332	16,416	10,899	5,291
Non-controlling interest	43	42	43	32	32
Total stockholders´equity	141,041	138,695	139,700	133,829	132,366

Total liabilities and stockholders´ equity	1,802,210	1,411,994	1,460,741	1,368,187	1,304,294

Consolidated balance sheet
Million pesos
	2020	2019
	Mar	Dec	Sep	Jun	Mar
Memorandum accounts

Contingent assets and liabilities	60	58	50	46	46
Credit commitments	239,348	216,574	232,458	214,277	231,994
Assets in trust or under mandate	182,285	185,620	187,586	179,341	177,672
Trusts	181,595	184,868	186,678	177,240	175,516
Mandates	690	752	908	2,101	2,156
Assets in custody or under administration	1,683,347	1,597,771	2,147,758	2,058,218	2,124,474
Collateral received	112,071	95,259	97,706	141,731	208,248
Collateral received and sold or pledged as guarantee	35,501	77,824	46,861	49,536	118,896
Investment banking transactions for third parties (net)	172,343	176,736	170,777	111,475	66,018
Uncollected interest earned on past due loan portfolio	879	818	854	859	803
Other record accounts	1,891,589	1,698,449	1,730,053	1,686,189	1,696,042
	4,317,423	4,049,109	4,614,103	4,441,672	4,624,193

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These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Consolidated statement of income
Million pesos
	2020	2019
	1Q	12M	4Q	3Q	2Q	1Q
Interest income	30,847	123,338	31,544	30,465	30,556	30,773
Interest expense	(13,951)	(56,985)	(14,817)	(13,876)	(13,968)	(14,324)
Net interest income	16,896	66,353	16,727	16,589	16,588	16,449

Provisions for loan losses	(5,165)	(18,112)	(4,862)	(4,478)	(4,454)	(4,318)
Net interest income after provisions for loan losses	11,731	48,241	11,865	12,111	12,134	12,131

Commission and fee income	6,508	25,256	6,250	6,504	6,486	6,016
Commission and fee expense	(1,811)	(7,228)	(1,925)	(1,924)	(1,789)	(1,590)
Net gain (loss) on financial assets and liabilities	883	3,458	1,461	1,101	564	332
Other operating income	(212)	(2,174)	(601)	(582)	(440)	(551)
Administrative and promotional expenses	(9,785)	(38,865)	(10,344)	(9,783)	(9,482)	(9,256)
Operating income	7,314	28,688	6,706	7,427	7,473	7,082

Equity in results of associated companies	4	0	0	0	0	0

Operating income before income taxes	7,318	28,688	6,706	7,427	7,473	7,082

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Current income taxes	(3,044)	(7,099)	(2,108)	(1,958)	(1,782)	(1,251)
Deferred income taxes (net)	1,140	(257)	318	48	(83)	(540)
Net income	5,414	21,332	4,916	5,517	5,608	5,291

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 1Q.2020
Banco Santander México
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Consolidated statement of changes in stockholders’ equity
From January 1st to March 31st, 2020
Million pesos
	Paid-in capital		Other capital
CONCEPT	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Result from valuation of securities available for sale, net	Result from the valuation of cash flow hedge instruments	Cumulative effect from conversion	Measurement defined benefit employees	Net income	Non-controlling interest	Total stockholders' equity

BALANCE AS OF DECEMBER 31st, 2019	29,799	5,109	23,845	57,617	2,177	(249)	9	(986)	21,332	42	138,695
MOVEMENTS INHERENT TO THE SHAREHOLDERS' DECISIONS
Transfer of prior year's net income				21,332					(21,332)		0
TOTAL	0	0	0	21,332	0	0	0	0	(21,332)	0	0
MOVEMENTS INHERENT TO THE RECOGNITION OF THE COMPREHENSIVE INCOME
Result from valuation of available for sale securities, net					(2,644)						(2,644)
Result from valuation of cash flow hedge instruments, net						(278)					(278)
Recognition of share-based payments		57									57
Shares held by treasury		(48)									(48)
Interest on Subordinated debentures Perpetual Non-Preferred Contingent Convertible				(147)							(147)
Employee defined benefit measures								(9)			(9)
Net income									5,414		5,414
Non-controlling interest										1	1

TOTAL	0	9	0	(147)	(2,644)	(278)	0	(9)	5,414	1	2,346

BALANCE AS OF MARCH 31st, 2020	29,799	5,118	23,845	78,802	(467)	(527)	9	(995)	5,414	43	141,041

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

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Consolidated statement of cash flows
From January 1st to March 31st, 2020
Million pesos

OPERATING ACTIVITIES
Net income		5,414
Adjustment for line items that do not require cash flows
Result from valuation associated with operating activities	(7,395)
Equity in income of associated companies	(4)
Depreciation of property, furniture and fixtures	405
Amortizations of intangible assets	610
Recognition of share-based payments	57
Current and deferred income taxes	1,904
Deferred employee profit sharing	(1)
Provisions	113
Amortizations of debt issuance expenses	4	(4,307)
		1,107
OPERATING ACTIVITIES
Margin accounts		224
Investment in securities		655
Debtors under sale and repurchase agreements		(61,993)
Derivatives-asset		(185,278)
Loan portfolio-net		(59,545)
Accrued income receivable from securitization transactions		3
Foreclosed assets		73
Other operating assets		(44,104)
Deposits		113,129
Bank and other loans		(4,683)
Creditors under sale and repurchase agreements		41,747
Collateral sold or pledged as guarantee		1,285
Derivatives-liability		195,181
Other operating liabilities		16,694
Payments of income taxes		(1,060)
Net cash provided by (used in) operating activities		12,328

INVESTING ACTIVITIES
Proceeds from disposal of property, furniture and fixtures		1
Payments for acquisition of property, furniture and fixtures		(203)
Payments for acquisition of intangible assets		(318)
Payments for acquisition of mortgage business		(784)

Net cash provided by (used in) investing activities		(1,304)

FINANCING ACTIVITIES
Payments associated with subordinated capital notes		(147)
Payments from associated for purchase of treasury shares		(48)

Net cash used in financing activities		(195)

Net Increase in cash and cash equivalents		11,936

Adjustment to cash flows for changes in exchange rate		15,863

Funds available at the beginning of the year		85,628

Funds available at the end of the year		113,427

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by:

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HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

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Banco Santander México
40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

▪	Special accounting criteria

▪	Significant accounting policies

▪	Earnings per share

▪	Consolidated balance sheet and consolidated income statement by segment

▪	Annex 1. Loan portfolio rating

▪	Annex 2. Financial ratios according to CNBV

▪	Notes to consolidated financial statements

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

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Special accounting criteria

On March 25, 2020, the Mexican National Banking and Securities Commission (“CNBV” by its Spanish acronym or “the Commission”), together with the Ministry of Finance and Public Credit (“SHCP” by its Spanish acronym) issued a Temporary Special Accounting Criteria regarding consumer loans (revolving and non-revolving), of housing with mortgage guarantee and commercial, in order to guarantee the stability of the Financial System in Mexico.

These Temporary Special Accounting Criteria include the partial or total deferral of principal and / or interest payments for up to 4 months, with the possibility of extending it to an additional 2 months, with respect to the entire amount required including accessories. Balances may be frozen without interest charge.

The foregoing will be applicable as long as the loan is classified as current loan portfolio as of February 28, 2020 and the benefits are implemented no later than 120 days after the aforementioned date.

In follow-up to the foregoing, Banco Santander México implemented, beginning of April 1, 2020, various programs in accordance with the Temporary Special Accounting Criteria in order to support clients that have had a negative effect on their economy derived from the pandemic of the covid19.

Among the main benefits are the following:

▪	Credit card

-	The support consists of not demanding payment for 4 months including capital and interest, this will be reflected in the debtor's account statement since the minimum payment will come in zeros during this period. Once the support is requested, it will take effect 24 business hours after the request;

-	It is necessary that the credit card is in a current situation as of February 28, 2020 and that it has not been issued (formalized) after February 29, 2020;

-	Applying for and obtaining support will not affect the customer's loan history; and

-	Can make payments at any time to the card.

▪	Consumer loans

-	Loan payments will be suspended for a period of 4 months. The original term of the loan will be extended for an additional 4 months, maintaining the composition of the payment according to the contracted scheme;

-	It is necessary that the loan is in a current situation as of February 28, 2020 and that it has been disposed of before that date; and

-	Payments can be made during the suspension period.

▪	Automotive loan

-	The program consists of not requiring the required payment of the loan for the following 4 months, the original term of the loan will be extended keeping the contracted fees;

-	It is necessary that the loan is valid and contracted as of February 28, 2020, as well as not having been in default in the last 3 months;

-	This benefit will be reflected from the following installment once it is confirmed that the debtor is eligible for support; and

-	Payments can be made at any time.

▪	Mortgage

-	The program consists of suspending the payment of the loan for 4 months;

-	This benefit will be reflected from the following installment once it is confirmed that the debtor is eligible for support; and

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-	There will be no impact on the loan history and there will be no collection activities.

▪	SME loans:

-	Simple loan: Postpone the payment of credits for up to 4 months, both interest and principal, this means that it is not necessary to make a monthly payment in this period without having any impact on the credit bureau, which will allow you to use this liquidity in solving immediate needs. The loan commitment will be expanded in the same monthly payments for which payment is postponed and the installments will be transferred to this new term;

-	Agile loan: Postpone the payment of loans for up to 4 months, both interest and capital, this means that it is not necessary to make a minimum payment without having any impact on the credit bureau, without capitalization of interest, which will allow you to use this liquidity in solving immediate needs;

-	It is necessary to be up-to-date with loan payments when requesting support and the loan must have been granted before March 1, 2020;

-	As long as the client is in the support program, his record in Credit Bureau will not be affected; and

-	The loan conditions are maintained, the only thing that will change is the term that will increase up to 4 months.

Significant accounting policies

Changes in Accounting Criteria issued by the CNBV

Entry into force of the new accounting pronouncements:

On December 27, 2017, a Resolution was published in the Official Gazette of the Federation (DOF by its Spanish acronym) that modifies to the Accounting Criteria issued by the Commission, in order to incorporate certain Mexican Financial Reporting Standards (MFRS) issued by the Mexican Financial Reporting Standards Board (CINIF by its acronym in Spanish) to the applicable standards for the preparation of the accounts of credit institutions.

Subsequently, on November 15, 2018, an amending Resolution was published to the Resolution mentioned in the previous paragraph in order to extend the term of its application to January 1, 2020 so that credit institutions were able to adjust their credit systems. Accounting information. On November 4, 2019, the Commission announced, through the DOF, the decision to extend the entry into force of that Resolution to January 1, 2021.

Finally, on March 13, 2020, the Commission published a Resolution that modifies the Accounting Criteria applicable to Credit Institutions, the update was made to be consistent with Mexican Financial Reporting Standards and International Financial Reporting Standards, will allow having transparent and comparable financial information with other countries. The entry into force of this Resolution was on January 1, 2021. On April 8, 2020, the Commission decided to postpone until January 1, 2022 its entry into force due to the contingency SARS CoV-2 (COVID -19).

The Bank is analyzing the effects that these modifications will have on its financial information.

Special accounting criteria issued by the CNBV derived from the contingency by the SARS CoV-2 (COVID-19):

On March 25, 2020, the Mexican National Banking and Securities Commission (“CNBV” by its Spanish acronym or “the Commission”), together with the Ministry of Finance and Public Credit (“SHCP” by its Spanish acronym) issued a Temporary Special Accounting Criteria regarding consumer loans (revolving and non-revolving), of housing with mortgage guarantee and commercial, in order to guarantee the stability of the Financial System in Mexico.

These Temporary Special Accounting Criteria include the partial or total deferral of principal and / or interest payments for up to 4 months, with the possibility of extending it to an additional 2 months, with respect to the entire amount required including accessories. Balances may be frozen without interest charge.

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The foregoing will be applicable as long as the loan is classified as current loan portfolio as of February 28, 2020 and the benefits are implemented no later than 120 days after the aforementioned date, as follows:

▪	Those loans with a single payment of principal at maturity and periodic payments of interest, as well as loans with a single payment of principal and interest at maturity, that are renewed or restructured will not be considered as past due loans. For this purpose, it is required that the new expiration term, which in its case be granted to the borrower, be no more than six months from the date on which it has expired.

▪	Loans with periodic payments of principal and interest, which are subject to restructuring or renewal, may be considered as valid at the time said act is carried out, without the applicable requirements of Accounting Criterion B-6 "Loan portfolio” applicable to the case of merit. The foregoing, subject, among other things, to the fact that the new expiration period, which in its case is granted to the borrower, is not more than six months from the date on which it has expired.

▪	Loans that from the start are stipulated as revolving, which are restructured or renewed within 120 calendar days following February 28, 2020, will not be considered as past due loans in terms of the aforementioned Accounting Criteria B -6 "Loan portfolio". The aforementioned benefit may not exceed six months from the date on which they have expired.

In relation to the aforementioned loans, these will not be considered as restructured nor should they be reported as past due loans before the Credit Information Societies.

In the event that the restructuring or renewals include withdrawals, cancellations, bonuse2s, or discounts on the loan balance that result in lower payments for borrowers, as a mechanism to strengthen the latter's liquidity, Credit Institutions may defer the constitution of allowance for loan losses, related to the granting of withdrawals, waivers, bonuses and discounts to its clients.

Those modifications to the original conditions of the loan, in which the risk profiles of the borrower are adjusted, and do not imply a total or partial deferral of principal and / or interest and that do not imply restructuring that show compliance with payment for the total amount due of principal and interests, will not be considered as restructuring, as long as:

▪	These are loans registered as current portfolio as of February 28, 2020.

▪	The contractual modifications are made within the 120 calendar days following February 28, 2020.

▪	It is established in said modifications that they will only be applicable for a period that cannot exceed 6 months, with Credit Institutions being obliged to maintain the risk profiles originally established for each loan, in accordance with their policies and procedures.

In applying the Temporary Special Accounting Criteria, Credit Institutions must adhere to the following conditions:

▪	Not to make contractual modifications that explicitly or implicitly consider the capitalization of interests, nor the collection of any type of commission derived from the restructuring.

▪	Previously authorized or agreed loan commitments should not be restricted, decreased or canceled.

▪	Do not request additional guarantees or their substitution in the case of restructuring.

For the purpose of applying the regulatory facilities described above, Credit Institutions must submit to the Commission, the general conditions of the support programs granted to borrowers, as well as a detailed report on loans, where the conditions are disaggregated original loans and benefits granted with the Temporary Special Accounting Criteria, within ten business days following the end of each month, beginning in March 2020 with the process of documentation of the benefits granted.

The Temporary Special Accounting Criteria are not applicable for those loans that are located under the "Permanent Support Program for Areas Affected by Natural Disasters" of FIRA ("Fideicomisos Instituidos en Relación con la Agricultura "), or for those loans that are already part of some other benefit program.

Additionally, Credit Institutions must disclose in notes to their annual financial statements for the years 2020 and 2021, the effects derived from the application of the Temporary Special Accounting Criteria, as well as in any public release of annual financial information for the years 2020 and 2021, and in the information from the

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first to the fourth quarter of 2020 as well as that corresponding to the first quarter of 2021 as required by the CNBV.

In follow-up to the foregoing, Banco Santander México implemented, beginning of April 1, 2020, various programs in accordance with the Temporary Special Accounting Criteria in order to support clients that have had a negative effect on their economy derived from the pandemic of the covid19, therefore, as of March 31, 2020, there is no effect due to their application, between the amounts recorded and presented in the balance sheet and in the statement of results.

Changes in the MFRS

Improvements to MFRS 2020

Starting January 1, 2020, the Bank prospectively adopted the following Improvements to the MFRS, which were issued by the CINIF. These Improvements to the MFRS did not have a significant impact on the financial information presented by the Bank.

MFRS B-1, Accounting Changes and Error Corrections

MFRS B-1 establishes the retrospective application in the recognition of accounting changes, error corrections and reclassifications. However, the CINIF considered it convenient to introduce the concept of partial retrospective application, in order to give practical sense to the recognition of certain accounting changes derived from modifications to the MFRS or the incorporation of new MFRS. The CINIF will evaluate in each case, when it is possible to apply this practical solution and it will be established in each MFRS.

MFRS B-8, Consolidated or combined financial statements

Presentation of the goodwill of subsidiaries in unconsolidated financial statements

MFRS B-8 establishes the possibility for a controlling entity to present unconsolidated financial statements. In the financial statements, the interests in subsidiaries must be presented as permanent investments valued based on the equity method, for which the provisions of MFRS C-7, Investments in associates, joint ventures and permanent investments must be observed; however, MFRS B-8 does not clearly mention how the goodwill of the subsidiaries should be presented.

MFRS B-8 is amended to promptly mention the form of presentation of goodwill associated with a subsidiary

MFRS B-11, Disposal of long-lived assets and discontinued operations

The CINIF amended MFRS B-11 to clarify that a disposal asset is not the same as an asset held for sale; that is, disposal assets include assets: held for sale, to distribute to shareholders, for abandonment and for donation.

Disposal assets classified as non-current in accordance with MFRS B-6, Statement of Financial Position, must be classified as current assets when they meet the criteria to be classified as held for sale in accordance with this MFRS. The assets of an entity that would normally be considered non-current, but that entity since its acquisition has exclusively destined them to be sold, should not be classified as current unless they meet the criteria to be classified as held for disposal in accordance with this MFRS.

MFRS C-2, Investment in financial instruments

MFRS C-2 establishes that an entity may, upon initial recognition of a financial instrument, irrevocably designate it as valued at its fair value with effect on net profit or loss. However, the wording of the MFRS was not clear, so it was modified to make it more precise.

MFRS C-3, Accounts receivable

MFRS C-3 establishes that an entity must recognize an foreclosed asset received in exchange for an account receivable, at the lower of the gross book value of the account receivable and the net realization value of the

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foreclosed asset. However, in Appendix A of this MFRS it is mentioned that it should be the net book value of the account receivable, so this appendix was adjusted.

MFRS C-16, Impairment of financial instruments receivable

It is considered necessary to make a modification to specify what interest rate will be used in the event of renegotiation of a Financial instruments to collect principal and interest (FICPI). The rate to be used will be the original effective interest rate, which should only be modified due to the effect of the renegotiation costs to be amortized.

MFRS C-19, Financial instruments payable

MFRS C-19 mentions that when a financial instrument has a variable interest rate, the effective interest rate must be periodically recalculated during the life of the instrument; In the application of said criterion, it has been detected that the effects of the recalculation of the effective rate normally do not have effects of relative importance in the amortization of the transaction costs and finally in the book value of the Financial Instruments Payable (FIP), therefore, MFRS C-19 is modified to not require recalculation of the effective interest rate against a variable interest rate that does not produce effects of relative importance.

MFRS C-20, Financial instruments to collect principal and interest

MFRS C-19 and MFRS C-20 mentions that when a financial instrument has a variable interest rate, the effective interest rate must be periodically recalculated for the rest of the instrument's life, in accordance with the change made by the CINIF to the MFRS C-19, the MFRS C-20 is also modified.

MFRS D-2, Costs associated with contracts with customers

In the convergence section with IFRS, within the Introduction section of MFRS D-2, it was mentioned that this MFRS was totally convergent with said international standards; however, a difference was detected, so the CINIF modified MFRS D-2 to mention it.

MFRS D-3, Employee benefits

It establishes the bases to recognize the uncertain tax treatments in the Employees' Statutory Profit Sharing (PTU by its Spanish acronym) both caused and deferred, as well as the disclosure requirements in this regard. The PTU, when determined on the same on the same law and basically on the same basis with which the income tax is determined, could also be based on uncertain tax determinations, established in MFRS D-4 Income Tax as regards to uncertain tax treatments.

MFRS D-4, Income tax

It establishes the bases to recognize the uncertain tax treatments in the income taxes, both caused and deferred, as well as the disclosure requirements in this regard. It also includes rules for the recognition of income taxes generated by a distribution of dividends.

MFRS D-5, Leases

Mainly it incorporates the possibility of using a risk-free rate to discount future lease payments and thus recognize the lease liability of a lessee and restricts the use of the practical solution to prevent important and identifiable non-lease components from include in the measurement of assets for right of use and liabilities for leases.

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Earnings per ordinary share and earnings per diluted share
Million pesos, except shares and earnings per share

	March 2020			March 2019			March 2018

		Shares	Earnings		Shares	Earnings		Shares	Earnings
	Earnings	-weighted-	per share	Earnings	-weighted-	per share	Earnings	-weighted-	per share

Earnings per share	5,414	6,777,197,774	0.80	5,291	6,772,748,542	0.78	4,727	6,777,337,202	0.70

Treasury stock		9,796,583			14,245,815			9,657,155

Diluted earnings per share	5,414	6,786,994,357	0.80	5,291	6,786,994,357	0.78	4,727	6,786,994,357	0.70

Plus loss / less (profit):

Discontinued operations
Continued fully diluted earnings per share	5,414	6,786,994,357	0.80	5,291	6,786,994,357	0.78	4,727	6,786,994,357	0.70

Balance outstanding shares as of March 31th, 2020	6,776,550,903

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Consolidated Balance Sheet by Segment
Million pesos
	As of march 31, 2020			As of march 31, 2019
	Retail Banking	Corporate & Investment Banking	Corporate Activities	Retail Banking	Corporate & Investment Banking	Corporate Activities
Assets
Funds available	45,668	54,191	13,568	47,919	12,225	13,536
Margin accounts	0	4,929	0	0	3,521	0
Investment in securities	0	108,019	260,375	0	75,328	165,965
Debtors under sale and repurchase agreements	0	66,147	0	0	63,768	0
Derivatives	0	334,082	12,839	0	128,162	7,450
Valuation adjustment for hedged financial assets	0	0	264	0	0	77
Total loan portafolio	618,265	157,544	0	566,262	124,964	0
Allowance for loan losses	(20,450)	(2,214)	0	(18,513)	(2,323)	0
Loan portafolio (net)	597,815	155,330	0	547,749	122,641	0
Accrued income receivable from securitization transactions	0	0	154	0	0	113
Other receivables (net)	207	87,723	18,163	217	63,561	15,268
Foreclosed assets (net)	155	0	0	241	0	0
Property, furniture and fixtures (net)	8,739	1,473	131	7,470	1,259	112
Long-term investment in shares	0	0	359	0	0	90
Deferred taxes and deferred profit sharing (net)	0	0	21,849	0	0	18,986
Other assets	2,594	1,511	5,925	1,660	1,301	5,675
Total assets	655,178	813,405	333,627	605,256	471,766	227,272

Liabilities
Deposits	610,799	129,802	69,739	549,478	100,598	52,568
Credit instruments issued	0	3,679	47,499	0	8,165	39,345
Bank and other loans	11,768	1,793	27,034	22,145	1,076	34,353
Creditors under sale and repurchase agreements	7,785	226,797	0	7,909	57,546	0
Securities lending	0	0	0	0	0	0
Collateral sold or pledged as guarantee	0	10,209	0	0	24,006	0
Derivatives	0	336,580	24,730	0	127,854	7,063
Valuation adjustment of financial liabilities hedging	0	0	3	0	0	(19)
Other payables	28,034	79,052	3,346	30,674	69,544	4,303
Subordinated credit notes	0	0	42,218	0	0	34,819
Deferred revenues and other advances	302	0	0	501	0	0
Total liabilities	658,688	787,912	214,569	610,707	388,789	172,432
Total stockholders' equity	54,566	29,423	57,052	58,018	23,916	50,432
Total liabilities and stockholders' equity	713,254	817,335	271,621	668,725	412,705	222,864

Income Statement by Segment
Million pesos

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	3M20			3M19
	Retail Banking	Corporate & Investment Banking	Corporate Activities	Retail Banking	Corporate & Investment Banking	Corporate Activities

Net interest income	15,018	1,498	380	14,077	2,185	187
Provisions for loan losses	(5,662)	497	0	(4,392)	74	0
Net interest income after provisions for loan losses	9,356	1,995	380	9,685	2,259	187
Commission and fee income (net)	4,188	514	(5)	4,022	400	4
Net gain (loss) on financial assets and liabilities	354	629	(100)	322	(16)	26
Other operating income	(272)	38	22	(521)	0	(30)
Administrative and promotional expenses	(8,491)	(1,135)	(159)	(8,118)	(1,098)	(40)
Operating income	5,135	2,041	138	5,390	1,545	147

Segment information has been prepared according to the classifications used in Santander México at secondary level, based in the type of developed business:

Retail banking

The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

Corporate & Investment Banking

The Corporate & Investment Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business. Our Corporate & Investment Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.

Corporate activities

The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management division, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

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Annex 1. Loan portfolio rating

As of March 31st, 2020
Million pesos
	Loan Portfolio	Allowance for loan losses
Category		Commercial	Consumer	Mortgages	Total

Risk "A"	753,508	1,683	2,379	305	4,367
Risk "A-1"	690,659	1,291	1,052	269	2,612
Risk "A-2"	62,849	392	1,327	36	1,755
Risk "B"	72,636	382	2,243	169	2,794
Risk "B-1"	34,512	79	1,144	35	1,258
Risk "B-2"	23,520	71	668	95	834
Risk "B-3"	14,604	232	431	39	702
Risk "C"	25,436	299	1,744	511	2,554
Risk "C-1"	14,245	144	715	180	1,039
Risk "C-2"	11,191	155	1,029	331	1,515
Risk "D"	11,805	707	2,268	814	3,789
Risk "E"	10,613	3,890	3,101	541	7,532
Total rated portfolio	873,998	6,961	11,735	2,340	21,036

Provisions created					21,036
Complementary provisions					1,628

Total					22,664

Notes:
1.	The figures used for rating and creation of allowance for loan losses, correspond to the ones as of the last day of the month of the balance sheet as of March 31th, 2020.
2.

Loan portfolio is rated according to the methodology issued by the CNBV in chapter V of Title II of the General Rules Applicable to Credit Institutions, can be rated by internal methodology approved by the CNBV.

We use the methodology established by the CNBV, which have been incorporated or modified according to the following schedule:

As of September 2011, the Bank apply the rules for rating the states and municipalities loan portfolio.

As of June 2013, the Bank apply the new rules for rating the commercial loan portfolio.

As of October 2016, the Bank updated the rules for rating the revolving consumer loan portfolio.

As of September 2017, the Bank updated the rules for rating the non-revolving consumer and mortgage loan portfolios.

As of November 2018, the Bank began to report the allowance for loans losses with their IRB methodology for middle-market and mortgages broker’s loans.

As of February 2020, the Bank concluded the parallel exercise and began to report the allowance for loan losses with their internal ratings based (IRB) model for Corporate and Invesment Banking and Financial Institutions segments.

As of February 2020, the Bank informs to the CNBV, the constitution of Ps.900 million additional provisions for the organic mortgage portfolio due to the coming-up implementation of their internal rating base (IRB) model for that portfolio.

Credit Institutions use risk ratings: A-1; A-2; B-1; B-2; B-3; C-1; C-2; D and E, to classify allowance for impairment losses according to the portfolio segment and percentage of the provisions representing the outstanding balance of the loan, established in Section Fifth of “De la constitución de reservas y su clasificación por grado de riesgo”, contained in chapter 5 of Title II of such regulation.

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Annex 2. Financial ratios according to CNBV

Percentages	1Q20	4Q19	1Q19	3M20	3M19

Past Due Loans Ratio	2.16	2.28	2.15	2.16	2.15

Past Due Loans Coverage	135.17	132.02	140.06	135.17	140.06

Operative Efficiency	2.44	2.88	2.76	2.44	2.76

ROE	15.48	14.13	16.40	15.48	16.40

ROA	1.35	1.37	1.58	1.35	1.58

Capitalization Ratio
Credit Risk	24.52	23.31	24.02	24.52	24.02
Credit, Market and operations risk	16.23	16.37	16.90	16.23	16.90

Liquidity	86.07	93.63	61.84	86.07	61.84

NIM (Net Interest Margin)	3.25	3.65	4.14	3.25	4.14

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34.

NPL ratio = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

Coverage ratio= Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

Efficiency ratio = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROAE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROAA = Annualized quarterly net earnings /Total average assets.

Breakdown of capitalization ratio: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

Liquidity = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:

Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

Notes to financial statements as of March 31st 2020
Million pesos, except for number of shares

1. Investment in securities

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Financial instruments are constituted as follows:

Book Value
Trading securities:
Bank securities	15,966
Government securities	91,950
Shares	8,316
116,232

Securities available for sale:
Government securities	239,167
Private securities	1,274
Shares	559
241,000

Securities held until maturity:
Government securities	7,795
Government securities (special cetes)	3,367
11,162
Total	368,394

2. Sale and repurchase agreements
The sale and repurchase agreements transactions are constituted as follows:
Net balance
Debit balances
Bank securities	2,699
Government securities	63,448
Total	66,147

Credit balances
Bank securities	9,780
Government securities	224,549
Private securities	253
Total	234,582
(168,435)

3. Investment in securities different to government securities
The table below lists the investments in debt securities of a same issuer (other than government), with positions equal or greater than 5% of of the Institution’s net capital.

Issuer / Series	Maturity date	% Rate	Book Value
BANOB 17X	31-aug-20	7.19	448
BANOB 19	08-jun-22	7.17	179
FBANOBRA 19313	16-dec-22	7.17	502
FBANOBRA 20022	19-jan-23	7.15	602
IBANOBRA 20143	08-apr-20	6.49	2,543
IBANOBRA 20163	22-apr-20	6.52	3,005
IBANOBRA 20243	17-jun-20	6.37	3,067
		Total	10,346

Total Capital as of March 2020			132,507

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5 % of Total Capital	6,625

4. Derivatives
The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of March 31st, 2020, are as follows:

Trading
Swaps
Interest rate	7,886,589
Cross currency	973,230
Equity	775

Futures	Buy	Sell

Foreign currency	10,497	0
Index	3	7,945

Forward contracts

Foreign currency	461,916	24,755
Equity	500	311

Options	Long	Short

Interest rate	103,335	117,637
Foreign currency	104,078	110,910
Indexes	2,180	1,257
Equity	84	17

Total trading derivatives	9,543,187	262,832

Hedging
Cash flow
Interest rate swaps	31,311
Cross currency swaps	23,173
Foreign Exchange Forwards	49,990

Fair value
Interest rate swaps	7,233
Cross currency swaps	38,615

Total hedging derivatives	150,322

Total derivative financial instruments	9,693,509	262,832

5. Performing loan portfolio
The loan portfolio, by type of loan and currency, as of March 31st, 2020, is constituted as follows:

	Amount
	Pesos	USA Dlls	UDIS	Euros	GBP	Total

Commercial or business activity	313,823	85,389	0	5,069	979	405,260

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Financial entities	15,256	1,847	0	0	0	17,103
Government entities	68,749	6,484	1,360	0	0	76,593
Commercial loans	397,828	93,720	1,360	5,069	979	498,956
Consumer loans	111,592	0	0	0	0	111,592
Media and residential	132,810	587	2,197	0	0	135,594
Of social interest	29	0	0	0	0	29
Credits acquired from INFONAVIT or FOVISSSTE	12,871	0	0	0	0	12,871
Mortgage loans	145,710	587	2,197	0	0	148,494
Total performing loan portfolio	655,130	94,307	3,557	5,069	979	759,042

6. Non-performing loan portfolio
	Amount
	Pesos	USA Dlls	UDIS	Total

Commercial or business activity	3,569	2,159	0	5,728
Financial entities	0	0	0	0
Commercial loans	3,569	2,159	0	5,728
Consumer loans	4,319	0	0	4,319
Media and residential	4,674	137	284	5,095
Of social interest	3	0	0	3
Credits acquired from INFONAVIT or FOVISSSTE	1,622	0	0	1,622
Mortgage loans	6,299	137	284	6,720
Total non-performing loan portfolio	14,187	2,296	284	16,767

The analysis of movements in non-performing loans from December 31st, 2019 to March 31th, 2020, is as follows:

Balance as of December 31st, 2019		16,281

Plus: Transfer from performing loan portfolio to non-performing loan portfolio		8,135

Collections
Cash	(714)
Transfer to performing loan portfolio	(1,638)
Proceeds from foreclosure proceedings	(10)

Write-offs		(5,286)
Adjustment for exchange rate		0

Balance as of March 31th, 2020		16,767

7. Allowance for loan losses
The movement in the allowance for loan losses, from January 1st to March 31st, 2020, is as follows:

Balance as of January 1st, 2020	21,495

Allowance for loan losses	5,771
Write-offs	(5,275)
Foreign exchange result	673
Balance as of March 31st, 2020	22,664

The table below presents a summary of write-offs by type of product as of March 31st, 2020:

Product	Charge-offs	Debit Relieves	Total	%

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First quarter
Commercial loans	1,150	91	1,241	23.5
Mortgage loans	211	14	225	4.3
Credit card loans	1,958	47	2,005	38.0
Consumer loans	1,768	36	1,804	34.2
Total	5,087	188	5,275	100.0

Accumulated 2020
Commercial loans	1,150	91	1,241	23.5
Mortgage loans	211	14	225	4.3
Credit card loans	1,958	47	2,005	38.0
Consumer loans	1,768	36	1,804	34.2
Total	5,087	188	5,275	100.0

8. Problematic loans

Loans portfolio was graded according to the general provisions issued by the National Banking and Securities Commission.

The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

9. Programs of benefits to bank debtors with the support of the Federal Government
Breakdown of special CETES , of which Ps.3,305 millon correspond to the early extinction of debtor support programs:

Amount
Government Securities
Special CETES for housing loan debtor support programs	3,533

Total securities held to maturity (no reserve)	3,533

Minus-
Reserve for Special CETES	(166)
Total securities held to maturity , net	3,367

The remaining balance and expiration date Special Cetes that were not repurchased by the Federal Government and therefore the Financial Group holds in its balance sheet at March 31st, 2020, is as follows:

Issue	Trust	Securities Number	Due date	Price (MXN)	Amount
B4-220707	422-9	12,762,386	07-jul-22	124.04	1,583
B4-270701	423-2	15,292,752	01-jul-27	124.04	1,897
B4-220804	431-2	440,294	04-aug-22	113.57	50
BC-220804	431-2	71,442	04-aug-22	38.44	3
					3,533

10. Average interest rates paid on deposits

The average interest rates paid on deposits during March 2020, is as follow:
	Pesos	USD
Average balance	363,309	52,683
Interest	2,416	6
Rate	2.63%	0.05%

11. Bank and other loans

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As of March 31st, 2020, banks and other loans are constituted as follows:

	Amount	Average Rate (%)	Maturity
Liabilities

Loans in pesos

Local bank loans	5,048	7.29	To 8 years
Public fiduciary funds	13,530	7.33	From 1 day to 10 years
Development banking institutions	18,370	7.41	From 1 day to 20 years
Total	36,948

Loans in foreign currency

Foreign bank loans	1,210	1.95	From 2 days to 1 year
Public fiduciary funds	2,272	2.18	From 1 day to 5 years
Development banking institutions	11	6.47	From 1 to 3 months
Total	3,493

Total loans	40,441
Accrued interests	154

Total bank and other loans	40,595

12. Current and deferred taxes

Current taxes are composed as follows at March 31st, 2020

Income taxes	2,683
Deferred taxes	(1,249)	(1)
Total Bank	1,434
Current and-deferred taxes from other subsidiaries	470
Total consolidated Bank	1,904

(1) Deferred taxes are composed as follows:

Global provision	(32)
Fixed assets and deferred charges	22
Net effect from financial instruments	(1,975)
Accrued liabilities	334
Others	402
Total Bank	(1,249)	(1)
Allowance for loan losses of subsidiaries, net	21
Others, subsidiaries	88
Total deferred tax, consolidated Bank	(1,140)

As of March 31st, 2020, deferred assets and deferred liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	9,500
Other	12,349
Total deferred income tax (net)	21,849
Deferred taxes registered in balance sheet accounts	21,849
Deferred taxes registered in memorandum accounts	0

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13. Employee profit sharing

As of March 31st, 2020, the deferred Employee profit sharing “EPS” is compromised as follows:

Asset per deferred EPS:

Allowance for loan losses deducting outstanding	1,572
Fixed assets and deferred charges	727
Accrued liabilities	490
Capital losses carryforward	837
Commissions and interests early collected	(268)
Foreclosed assets	53
Labor obligations	301
Derivative financial transactions of exchange rate	9
Deferred EPS asset:	3,721

Deferred EPS liability:

Net effect from financial instruments	574
Advance payments	(124)
Others	(78)
Deferred EPS liability	372

Less – Reserve	0
Deferred EPS asset (net)	4,093

14. Capitalization Ratio

Table I.1

Form of disclosure of the capital integration without considering the phase in in the application of regulatory adjustments

Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	34,985
2	Earnings from previous fiscal years	78,466
3	Other elements of other comprehensive income (and other reserves)	27,227
4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	140,678
	Level 1 Ordinary capital: adjustments to regulation

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7	Adjustments due to prudential valuation
8	Goodwill (net of its corresponding deferred profit taxes debited)	2,254
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	6,683
10	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0
12	Reserves to be constituted	0
13	Benefits surplus of securitization transactions	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value	0
15	Pension plan for defined benefits	0
16	Investments in proprietary shares	32
17	Reciprocal investments in ordinary capital	0
18	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	805
19	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
20	Rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes assets resulting from temporary differences (amount exceeding the 10% threshold, net of deferred taxes debited)	6,560
22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	33,312
A	of which: Other elements of other comprehensive income (and other reserves)	0
B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets from the purchase of securitization positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	31,539
F	of which: investments in risk capital	0
G	of which: Stakes on investments funds	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	963
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	810

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27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	50,390
29	Level 1 Common Capital (CET1)	90,288
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	11,731
31	of which: Qualify as capital under the applicable accounting criteria	11,731
32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0
35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	11,731
	Level 1 additional capital: regulation adjustments
37	Investments in held instruments of level 1 additional capital
38	Investments in reciprocal shares in level 1 additional capital instruments.
39	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital
40	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	11,731
45	Level 1 capital (T1 = CET1 + AT1)	102,020
	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	30,487
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0
50	Reserves	0
51	Level 2 capital before regulation adjustments	30,487
	Level 2 capital : regulation adjustments
52	Investments in own instruments of level 2 capital
53	Reciprocal investments in level 2 capital instruments
54	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)

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55	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	30,487
59	Total stock (TC = T1 + T2)	132,507
60	Total Risk Weighted Assets	816,477
	Capital reasons and buffers
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	11.06%
62	Level 1 Stock (as percentage of assets weighted by total risks)	12.50%
63	Total capital (as percentage of assets weighted by total risks)	16.23%
64	Institutional specific buffer (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance buffer, plus the countercyclical buffer, plus D-SIB buffer; expressed as percentage of the total risk weighted assets)	14.76%
65	of which: Buffer of capital preservation	2.50%
66	of which: Buffer of specific bank countercyclical
67	of which: Buffer of systematically important local banks (D-SIB)	1.20%
68	Level 1 Common Capital available for hedging the buffers (as percentage of total risk weighted assets)	4.06%
	National minimums (if other than those of Basel 3)
69	National minimum reason of CET1 (if different than the minimum established by Basilea 3)
70	National minimum reason of T1 (if different than the minimum established by Basel 3)
71	National minimum reason of TC (if different than the minimum established by Basel 3)
	Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	9,846
	Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)
77	Limit in the inclusion of level 2 capital provisions under standardized methodology
78	Eligible reserves for its inclusion on level 2 capital regarding exposure subject to credit risks (before the limit application).
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
	Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

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I.2

Notes to Table I.1 “Form of disclosure of the capital integration without considering the phase in in the application of regulatory adjustments”

Reference	Description
1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3	Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow, result from non-monetary assets holding, and the measuring balance from defined benefits to the employees considering on each concept its updates.
4	Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.
5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.
7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.
8	Goodwill, net of owed differed profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that it does not allow to set off with owed differed profit taxes.
11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
12*	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders' equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.
13	Benefits surplus of securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply
15	Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan's liabilities and owed differed taxes to profit that correspond that have not been applied in any other regulatory adjustment.

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16*	The amount of investment in any own action the institution acquires : in accordance with the provisions of the Act in accordance with the provisions of section I subsection d) of Article 2 Bis 6 of these provisions ; through rates predicted values of section I subsection e ) of Section 2 Bis 6 of these provisions and through investment in funds established in section I point i) of article 2 bis 6.
This treatment is more conservative than the one established by the Committee on Banking Basel Supervision in its document " Basel III : A global regulatory framework for more resilient banks and banking systems " published in June 2011 because the deduction for this concept is made of common equity tier 1 capital , regardless of the level of capital which has been invested
17*	Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the fund
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.
18*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.
19*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.
20*	Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the aggregate amount registered of rights is deducted.

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21	Deferred taxes assets resulting from temporary differences minus the corresponding owed differed profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.
22	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.
23	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.
24	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.
25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.
26	National adjustments considered as the sum of the following concepts.
A.	The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.
B.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
C.	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
D.	Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or better to long term Risk Degree 2.
E.	Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment funds and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
F.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
G.	Investments in shares, other than fix capital, in listed investment funds wherein the Institutions holds more than 15 per cent of shareholder's equity of the aforementioned investment funds, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.
H.	Any type of contribution which resources are destined to the purchase of shares in the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
I.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
J.	Differed charges and early payments, net of owed differed profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
K.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
L.	Worker's participation in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
M.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
N.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.

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O.	Adjustment for the acknowledgment of Net Capital . The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.
P.	The investments or contributions, directly or indirectly, in the corporation's capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation's or trust's share in the former pursuant to item f) fraction I of Article 2 Bis 6.
27	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
28	Sum of lines 7 through 22, plus lines 26 and 27.
29	Line 6 minus line 28.
30	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Fundamental Capital and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.
31	Amount of line 30 qualified as capital under the applicable accounting standards.
32	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
33	Subordinated obligations computed as Non-Fundamental Capital, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions, (Resolution 50th)
34	Does not apply. See note to reference 5.
35	Does not apply. See note to reference 5.
36	Sum of lines 30, 33 and 34.
37*	Does not apply. Deduction is made in aggregate level 1 common capital.
38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.
40*	Does not apply. Deduction is made in aggregate level 1 common capital.
41	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.
42	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
43	Sum of lines 37 through 42.
44	Line 36, minus line 43.
45	Line 29, plus line 44.
46	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Capital Fundamental nor in Non-Fundamental Capital and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.
47	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
48	Does not apply. See note to reference 5.
49	Does not apply. See note to reference 5.
50	Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.
51	Sun of lines 46 through 48, plus line 50.

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52*	Does not apply. The deduction is made in aggregate of level 1 common stock.
53*	Does not apply. The deduction is made in aggregate of level 1 common stock.
54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.
56	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.
57	Sum of lines 52 through 56.
58	Line 51, minus line 57.
59	Line 45, plus line 58.
60	Total Risk Weighted Assets.
61	Line 29 divided by line 60 (expressed as percentages)
62	Line 45, divided by line 60 (expressed as percentages)
63	Line 59 divided by line 60 (expressed as percentages)
64	To report the percentages amount expressed on lines 61, 65, 66 and 67.
65	Report 2.5%
66	Percentage corresponding to the Countercyclical Capital buffer referred to on section c), subsection III, article 2 Bis 5
67	The SCCS amount on line 64 (expressed as a percentage of the total risk weighted assets) which is related to the banking institutions’ capital buffer for systemic character, in accordance with section b), subsection III, article 2 Bis 5.
68	Line 61 minus 7%
69	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
70	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
71	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
72	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.
73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.
75	The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited differed taxes assets resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.
76	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
77	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.
78	Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.

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79	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
80	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Balance of instruments computed as capital in the basic portion by December 31, 2012 for the corresponding balance limit therein.
83	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 33.
84	Balance of instruments computed as capital in the complementary portion by December 31, 2012 for the corresponding balance limit therein.
85	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 47.

Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

Table II.1

Balance sheet figures

Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	1,782,474
BG1	Funds Available	113,374
BG2	Margin accounts	3,082
BG3	Investment in securities	368,351
BG4	Debtors under sale and repurchase agreements	64,298
BG5	Securities loans)	0
BG6	Derivatives	346,921
BG7	Valuation adjustment for hedged financial assets	264
BG8	Total loan portfolio	708,882
BG9	Benefits to be received in securitization transactions	0
BG10	Other receivables (net)	105,802
BG11	Foreclosed assets (net	96
BG12	Property, furniture and fixtures (net)	9,698
BG13	Long-term investment in shares	35,522
BG14	Non current assets held for sale	0
BG15	Deferred income taxes (net)	16,406
BG16	Other assets (net)	9,777
	Liabilities	1,641,787
BG17	Deposits	862,175
BG18	Bank and other loans	23,529
BG19	Creditors under sale and repurchase agreements	234,641
BG20	Securities loans	0
BG21	Collateral sold or pledged as guarantee	10,209

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BG22	Derivatives	361,310
BG23	Valuation adjustment for hedged financial liabilities	3.441286
BG24	Creditors from settlement of transactions	0
BG25	Other payables, deferred revenues and other advances	107,352
BG26	Subordinated debentures outstanding	42,218
BG27	Deferred income taxes (net)	0
BG28	Deferred revenues and other advances	349
	Shareholders' Equity	140,687
BG29	Paid-in capital	34,985
BG30	Other capital	105,702
	Memorandum accounts	3,714,817
BG31	Guarantees granted	0
BG32	Contingent assets and liabilities	59
BG33	Credit commitments	143,498
BG34	Assets in trust or mandate	180,640
BG35	Federal Government financial agent
BG36	Assets in custody or under administration	1,683,117
BG37	Collateral received by the entity	110,222
BG38	Collateral received and sold or pledged as guarantee	35,501
BG39	Investment bank operations on behalf of third parties	0
BG40	Uncollected interest earned on past due loan portfolio	510
BG41	Other accounts	1,561,269

Table II.2

Regulatory concepts considered in the calculation of Net Capital components

Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
	Asset
1	Goodwill	8	2,254	BG16= 9,777 Minus: deferred charges and advance payments 963; intangibles 6,683; advance payments that are computed as risk assets 821; other assets are computed as risk assets 944
2	Intangible assets	9	6,683	BG16= 9,777 Minus: deferred charges and advance payments 963; intangibles 2,254; advance payments that are computed as risk assets 856; other assets that are computed as risk assets 979

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3	Deferred income tax from tax losses carryforward and tax credits	10	0
4	Benefits to be received in securitization transactions	13	0
5	Defined benefit pension plan assets with no restriction and unlimited access	15	0
6	Investment in own-equity securities	16	32	BG3= 368,351 Minus: Reciprocal investments in common capital of financial entities 805; Investments in securities computed as risk assets 367,514
7	Reciprocal investments in common capital	17	0
8	Direct investments in the capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	0
9	Indirect investment in capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	805	BG3= 368,351 Minus: Investment in own-equity securities 32; Investments in securities computed as risk assets 367,514
10	Direct investments in the capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
11	Indirect investment in capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
12	Deferred income tax from temporary differences	21	6,560	BG15= 16,406 Minus: Amount computed as risk asset 9,846
13	Reserves recognized as complementary capital	50	0	BG8= Total loan portfolio 708,882
14	Investments in subordinated debt	26 - B	0
15	Investments in multilateral entities	26 - D	0	BG13= 35,522 Minus: Investments in subsidiaries 31,539; Investments in clearing houses 810; Investments in associated companies 379; Other investments that are computed as risk assets 2,794

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16	Investments in associated companies	26 - E	31,539	BG13= 35,522 Minus: Investments in clearing houses 810; Investments in associated companies 379; Other investments that are computed as risk assets 2,794
17	Investments in risk capital	26 - F	0
18	Investments in investment corporations	26 - G	0
19	Financing for repurchase of own shares	26 - H	0
20	Deferred charges and advance payments	26 - J	575	BG16= 8,665 Minus: intangible assets 7,949; others assets that are computed as risk assets 247; other assets are computed as risk assets 592
21	Deferred employee profit sharing (net)	26 - L	0
22	Defined benefit pension plan assets	26 - N	0
23	Investments in clearing houses	26 - P	810	BG13= 35,522 Minus: Investments in subsidiaries 31,539; Investments in associated companies 379; other investments that are computed as risk assets 2,794
	Liabilities
24	Deferred income tax related to goodwill	8	0
25	Deferred income tax related to other intangible assets	9	0
26	Provision for defined benefit pension plan with no restrictiion and unlimited access	15	0
27	Deferred income tax related to defined benefit pension plan	15	0
28	Deferred income tax related to other items	21	0
29	Subordinated liabilities that meets with Exhibit 1-R	31	0
30	Subordinated liabilities subject to transitoriness that compute as basic capital 2	33	0
31	Subordinated liabilities that meets with Exhibit 1-S	46	0
32	Subordinated obligations subject to transitoriness that compute as complementary capital	47	0
33	Deferred income tax related to deferred charges and advance payments	26 - J	0
	Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	34,985	BG29

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35	Retained earnings	2	78,466	BG30= 105,702 Minus: other items of earned capital 27,227, cumulative effect of conversion 9
36	Result from valuation of cash flow hedge instruments	3	0
37	Other items of earned capital	3	27,227	BG30= 105,702 Minus: Retained earnings 78,466,cumulative effect of conversion 9
38	Paid-in capital that meets with Exhibit 1-R	31	11,731	BG26= 42,218 More: Subordinated debt instruments non-convertible 30,487
39	Paid-in capital that meets with Exhibit 1-S	46	30,487	BG26= 42,218 More: Subordinated debt instruments convertible 11,731
40	Result from valuation of cash flow hedge instruments	03, 11	0
41	Cumulative effect from conversion	3, 26 - A	0
42	Result from ownership of non-monetary assets	3, 26 - A	0
	Accounts in order
43	Positions in First Losses Schemes	26 - K	0
	Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12	0
45	Profit or increase of the value of assets from the purchase of securitization positions (Originating Institutions)	26 - C	0
46	Transactions that breach the provisions	26 - I	0
47	Transactions with Relevant Related Persons	26 - M	0
48	Repealed		0

Table II.3

Notes to table III.2 "Regulatory concepts considered for the calculation of Net Capital components"

Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited differed profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.
6	Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment funds other than those provided by reference 18.
7	Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group's holding company, of the remaining financial entities that comprise the group to which the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment funds other than those provided by reference 18.
8	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.

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9	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
10	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited differed profit taxes originating from temporary differences.
13	Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Method is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.
14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
15	Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
16	Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
18	Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders' equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.
19	Any type of contributions which resources are destined to the purchase of shares of the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter's financial affiliates, pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
20	Differed charges and early payments.
21	Workers' share in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.
23	Investments or contributions, directly or indirectly, in the corporation's capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.
24	Owed differed taxes to profit originating from temporary differences related to commercial credit.
25	Owed differed taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).
26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed differed taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed differed profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as Non-Fundamental Capital.
31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.
33	Owed differed profit taxes originated from temporary differences related to differed charges and early payments.
34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.
38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.

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39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.
43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
45	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.

Table III.1

Positions exposed to market risks per risk factor

Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	100,698	8,056
Transactions with debt instruments in national currency with surtax and reviewable rate	2,076	166
Transactions in national currency with real rate or denominated in UDIs	9,623	770
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	9,228	738
Positions in UDIs or with yield referred to INPC	19	2
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	413	33
Transactions in foreign currency with nominal rate	59,393	4,751
Positions in foreign currency or with yield indexed to the exchange rate	16,713	1,337
Positions in shares or with yield indexed to the price of one share or set of shares	16,726	1,338
Positions in commodities	0	0
Impact Capital requirement for Gamma and Vega	1	0

Table III.2

Assets weighted subject to credit risk by risk group

Concept	Risk weighted assets	Capital Requirement
Group I-A (weighted at 0%)	0	0
Group I-A (weighted at 10%)	0	0
Group I-A (weighted at 20%)	0	0
Group I-B (weighted at 2%)	656	52
Group I-B (weighted at 4.0%)	0	0
Group II (weighted at 0%)	0	0
Group II (weighted at 20%)	5,589	447
Group II (weighted at 50%)	0	0
Group II (weighted at 100%)	31,996	2,560
Group II (weighted at 120%)	0	0
Group II (weighted at 150%)	0	0
Group III (weighted at 2.5%)	0	0
Group III (weighted at 10%)	0	0

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Group III (weighted at 11.5%)	0	0
Group III (weighted at 20%)	37,265	2,981
Group III (weighted at 23%)	605	48
Group III (weighted at 25%)	0	0
Group III (weighted at 28.75%)	0	0
Group III (weighted at 50%)	4	0
Group III (weighted at 57.5%)	0	0
Group III (weighted at 60%)	0	0
Group III (weighted at 75%)	0	0
Group III (weighted at 100%)	24,253	1,940
Group III (weighted at 115%)	0	0
Group III (weighted at 120%)	0	0
Group III (weighted at 138%)	0	0
Group III (weighted at 150%)	0	0
Group III (weighted at 172.5%)	0	0
Group IV (weighted at 0%)	0	0
Group IV (weighted at 20%)	9,903	792
Group V (weighted at 10%)	0	0
Group V (weighted at 20%)	6,324	506
Group V (weighted at 50%)	0	0
Group V (weighted at 115%)	0	0
Group V (weighted at 150%)	0	0
Group VI (weighted at 20%)	0	0
Group VI (weighted at 50%)	31,731	2,538
Group VI (weighted at 75%)	12,447	996
Group VI (weighted at 100%)	42,177	3,374
Group VI (weighted at 120%)	0	0
Group VI (weighted at 150%)	0	0
Group VI (weighted at 172.5%)	0	0
Group VII-A (weighted at 10%)	0	0
Group VII-A (weighted at 11.5%)	0	0
Group VII-A (weighted at 20%)	10,749	860
Group VII-A (weighted at 23%)	0	0
Group VII-A (weighted at 50%)	4,103	328
Group VII-A (weighted at 57.5%)	0	0
Group VII-A (weighted at 100%)	130,204	10,416
Group VII-A (weighted at 115%)	0	0
Group VII-A (weighted at 120%)	0	0
Group VII-A (weighted at 138%)	0	0
Group VII-A (weighted at 150%)	3	0
Group VII-A (weighted at 172.5%)	0	0
Group VII-B (weighted at 0%)	0	0
Group VII-B (weighted at 20%)	0	0
Group VII-B (weighted at 23%)	0	0
Group VII-B weighted at 50%)	1,297	104

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Group VII-B weighted at 57.5%)	8,758	701
Group VII-B (weighted at 100%)	46,346	3,708
Group VII-B (weighted at 115%)	0	0
Group VII-B (weighted at 120%)	0	0
Group VII-B (weighted at 138%)	0	0
Group VII-B (weighted at 150%)	0	0
Group VII-B (weighted at 172.5%)	0	0
Group VIII (weighted at 115%)	1,993	159
Group VIII (weighted at 150%)	4,158	333
Group IX (weighted at 100%)	67,785	5,423
Group IX (weighted at 115%)	0	0
Group IX (weighted at 150%)	0	0
Group X (weighted at 1250%)	1,244	100
Other Assets (weighted at 0%)	0	0
Other Assets (weighted at 100%)	23,059	1,845
Credit Valuation Adjustment on Derivative Operations	33,044	2,644
Re-securitization with Risk Degree 1 (weighted at 20%)	1,136	91
Re-securitization with Risk Degree 2 (weighted at 50%)	0	0
Re-securitization with Risk Degree 3 (weighted at 100%)	0	0
Re-securitization with Risk Degree 4 (weighted at 350%)	0	0
Re-securitization with Risk Degree 4, o 5 or Not qualified (weighted at 1250%)	3,553	284
ReRe-securitization with Risk Degree 1 (weighted at 40%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 100%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 225%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 650%)	0	0
ReRe-securitization with Risk Degree 4, 5 or Not qualified (weighted at 1250%)	0	0

Table III.3

Operational Risk weighted Assets

Method	Risk weighted Assets	Capital Requirement
STANDARD ALTERNATIVE METHOD	61,206	4,896

Average of requirement by market and credit risk of the last 36 months		Average of annual positive net income of the last 36 months
0		59,055

Table IV.1

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX41BS060013
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	Ps.15,210,402,155.77
9	Instrument's par value	Ps.3.78

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9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.2

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX41BS060005
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	Ps.14,588,587,852.93
9	Instrument's par value	Ps.3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No

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15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.3

Main characteristics of titles that are part of the Net Capital

Reference	Item	Characteristics
1	Issuer	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier		ISIN	CUSIP
		144A	US05969BAC72	05969BAC7
		Reg S	USP1507SAG23	P1507SAG2
3	Governing Law	The Indenture and the Notes will be governed by, and construed in accordance with, the law of the State of New York. All additional dispositions related to the determination of Suspension Periods, a Trigger Event (leading to a Writedown), Interest Payment cancellation, Optional Redemption or, the ranking and subordination of the Notes, will be governed by, and construed in accordance with, Mexican Law, as established in the Indenture and the Notes.
Regulatory Treatment
4	Capital category the Note qualifies as, based on Article 3, Transitory, Resolution 50th	N.A.
5	Capital category the Note qualifies as, based on	“Tier 2” or Supplementary Capital (Capital Complementario).

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Annexes 1-Q, 1-R and 1-S
6	Instrument seniority within the Group	Subordinated Debt issued by our Credit Institution.
7	Type of Instrument	Tier 2 Subordinated Preferred Capital Notes.
8	Amount acknowledged as regulatory capital	$25,145,225,839.39
9	Instrument's Face Value	$30,530,100,000.00 (USD $1,300,000,000.00)
9A	Currency	USD.
10	Accounting Classification	Subordinated Debt.
11	Issuance Date	October 1, 2018.
12	Type of Expiration	Expiration Date.
13	Expiration Date	October 1, 2028.
14	Optional Redemption	Subject to certain conditions, the Issuer may redeem the Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Date or (ii) in whole, but not in part, at any date by means of the existence a Withholding Tax Redemption event or a Special Redemption event.
15	Optional Redemption Date	October 1, 2023.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the Notes and resulting in a higher withholding tax applicable to interest payments under the Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, the Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Notes, plus Additional Amounts, if any.
16	Subsequent early redemption dates	None, except for early redemptions caused by a Withholding Tax Redemption event or a Special Redemption event, which can be made at any date before Maturity Date.
Yields / Dividends
17	Type of Interest Rate	Fixed Rate with only one reset date at the Optional Redemption Date.
18	Interest Rate	5.95%.
19	Dividend Stopper Clause:	Subject to certain exceptions, the Issuer will not be allowed to make certain distributions during a Suspension Period, including (i) dividends or distributions on capital stock, (ii) make any payment of the Issuer’s debt securities that rank pari passu with or junior in right of payment and in liquidation to the Notes; or (iii) make any guaranty payments with respect to any guaranty of the debt securities of its subsidiaries if such guaranty ranks pari passu with or junior in right of payment and in liquidation to the Notes.

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20	Are Interest Payments discretionary?	Interest Payments are Mandatory.
21	Interest increase / Step-Up clause	No.
22	Are coupon payments cumulative?

Cumulative.

The Issuer will have the right to and will defer, but not cancel (except pursuant to a Write-Down), payment of interest and principal due on the Notes, if the CNBV institutes certain corrective measures against the Issuer if the Issuer is classified as Class III (or equivalent classification under any successor provisions) or below under the Mexican Capitalization Requirements. Payments of interest due on the Notes will be cumulative. Subject to the occurrence of one or more Write-Downs, a Suspension Period shall terminate and the payment of interest due on the Notes and payment of principal thereof will resume when the related Mexican Regulatory Event has terminated.

23	Convertibility of the instrument	N.A.
24	Convertibility conditions	N.A.
25	Degree of convertibility	N.A.
26	Conversion rate	N.A.
27	Type of Conversion	N.A.
28	Type of shares into which the title is converted	N.A.
29	Issuer of such capital instrument	N.A.
30	Write-Down Mechanism	Yes.
31	Write-Down Trigger Events

A “Trigger Event” will be deemed to have occurred if (i) the CNBV publishes a determination, in its official publication of capitalization levels for Mexican banks, that Banco Santander Mexico’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 4.5%, or (ii) both (A) the CNBV notifies the Issuer that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander Mexico’s license has occurred resulting from (x) the Issuer’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (y) the Issuer’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) the Issuer has not cured such cause for revocation, by (a) complying with such corrective measures, or (b)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) transferring at least seventy five percent (75%) of its shares to an irrevocable trust and (3) not being classified in Class III, IV, or V, or (c) remedying any capital deficiency, , in each case, on or before the third (in the case of (A)(z)) or seventh (in the case of (A)(x) or (y)) business day in Mexico, as applicable, following the date on which the CNBV notifies the Issuer of such determination..

32	Write-Down Amount	“Write-Down Amount” means an (i) amount that would be sufficient, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, or (ii) if any Write-Down of the Current Principal Amount, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, would be insufficient to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, the amount necessary to reduce the Current Principal Amount of each outstanding Capital Note to zero.
33	Write-Up Mechanism	N.A., Write-Down, if applied, will be permanent.

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34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Notes constitute subordinated preferred indebtedness, and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future senior indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future unsecured subordinated preferred indebtedness and (iii) senior only to all of the Issuer’s present and future subordinated non-preferred indebtedness and all classes of the Issuer’s equity or capital stock..
36	Does any characteristic of the Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

Table IV.1.4

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier	ISIN: US40053CAA36 CUSIP: 40053C AA3 BMV Ticker: BSMX 17
3	Governing Law	The Capital Notes and the Indenture are governed by, and construed in accordance with the laws of New York, except that the ranking and subordination provisions, provisions related to mandatory cancellation of interest, provisions relating to conversion, provisions relating to a withholding tax redemption or a special redemption and the waiver of the right to set-off by the holders of the Capital Notes and by the Trustee acting on behalf of the holders with respect to the Capital Notes will be governed by and construed in accordance with the laws of Mexico.
Regulatory Treatment
4	Level of capital with transitory	N.A.
5	Level of capital without transitory	Tier 1 Capital (Capital Básico No Fundamental).
6	Instrument level within the Group	Subordinated Debt issued from our Credit Institution.
7	Type of Instrument	Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes.
8	Amount acknowledged as regulatory capital	$9,018,160,682.00
9	Instrument's Face Value	$11,742,350,000.00 (USD $500,000,000.00)
9A	Currency	USD.
10	Accounting Classification	Principal is accounted as debt, coupon payments are accounted as capital.
11	Issuance Date	December 23, 2016.

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12	Type of Expiration	Perpetuity.
13	Expiration Date	N.A.
14	Optional Redemption

Subject to certain conditions, the Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Dates or (ii) in whole at any date by means of the existence a Withholding Tax Event or a Special Event.

15	First Optional Redemption Date	January 20, 2022.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the, and resulting in a higher, withholding tax applicable to interest payments under the Capital Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Capital Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, Capital Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any,
16	Subsequent early redemption dates	Every Interest Payment Date after the First Optional Redemption Date. Early redemptions caused by a Withholding Event or a Special Event, which can be made at any date.
Yields / Dividends
17	Type of Interest Rate	Fixed with reset dates on the First Redemption Date and every fifth anniversary thereafter.
18	Interest Rate	8.50%.
19	Dividend Stopper Clause

Unless the most recent payable accrued interests and any Additional Interest on the Capital Notes have been paid, the Issuer shall not: (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock; or (ii) make any payment of premium, if any, or interest on or repay, repurchase or redeem any of its Subordinated Non-Preferred Indebtedness.

20	Are Interest Payments discretionary

Completely Discretionary.

(a) Interest is payable solely at the Issuer’s discretion, and no amount of interest shall become due and payable in respect of the relevant interest period to the extent that it has been canceled by the Issuer (in whole or in part) at its sole discretion and/or has been canceled as a result of the occurrence and continuation of an Interest Cancellation Event; and (b) a cancellation of interest (in whole or in part) shall not constitute a default.

21	Interest increase / Step-Up clause	No.
22	Are Coupon Payments Cumulative?	No.
23	Convertibility of the instrument	Yes.
24	Conversion Trigger Events

A Conversion Trigger Event shall occur:

(i) the Business Day in Mexico following the publication of a determination by the CNBV, in its official publication of capitalization levels for Mexican banks, that Banco Santander México’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 5.125%;

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(ii) if both (A) the CNBV notifies Banco Santander México that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander México’s license has occurred resulting from (x) Banco Santander México’s assets being insufficient to satisfy its liabilities, (y) Banco Santander México’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) Banco Santander México’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) Banco Santander México has not cured such cause for revocation, by (x) complying with such corrective measures, or (y)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) not being classified in Class III, IV or V, and (3) transferring at least 75% of its shares to an irrevocable trust, or (z) remedying any capital deficiency, in each case, on or before the third or seventh calendar day in Mexico, as applicable, following the date on which the CNBV notifies Banco Santander México of such determination;

(iii) if the Banking Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), Banco de México and the IPAB, determines pursuant to Article 29 Bis 6 of the Mexican Banking Law that, under Article 148, Section II, paragraphs (a)

and (b) of the Mexican Banking Law, financial assistance is required by Banco Santander México to avoid revocation of its license because Banco Santander México’s assets are insufficient to satisfy Banco Santander México’s liabilities, or Banco Santander México’s failure to comply with corrective measures, to comply with capitalization requirements, or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to Banco Santander México (for the avoidance of doubt, pursuant to Annex 1-R of the general rules applicable to Mexican banks, a Conversion Trigger Event shall occur if financial assistance or other loans shall be granted to the Bank pursuant to Article 148, Section II, paragraphs (a) and (b) of the Mexican Banking Law)

25	Conversion Amount	“Conversion Amount” means: (i) a conversion of the then Current Principal Amount of Capital Notes in an amount that would be sufficient, and together with any concurrent pro rata write-down or conversion of any other Subordinated Non-Preferred Indebtedness issued by Banco Santander México and then outstanding, to return Banco Santander México’s Fundamental Capital Ratio to the then-applicable Fundamental Capital Ratio required by the CNBV in accordance with Section IV, c), 1 of Annex 1-R of the general rules applicable to Mexican banks or any successor regulation; or, if no such amount, together with any such concurrent pro rata write-down or conversion, would be sufficient to so restore Banco Santander México’s Fundamental Capital Ratio to the aforementioned amount, then (ii) conversion of the then Current Principal Amount of Notes in the amount necessary to reduce the principal amount of each outstanding Note to zero.
26	Conversion Price

The conversion price shall be, if the Ordinary Shares are:

(i) then admitted to trading on the Mexican Stock Exchange, the higher of: (x) the volume weighted average of the Ordinary Shares closing price on the Mexican Stock Exchange for the thirty (30) consecutive Business Days immediately preceding the Conversion Date, with each closing price for the thirty (30) consecutive Business Days being converted from Mexican pesos into U.S. dollars at the then-prevailing exchange rate; or (y) floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate;

(ii) not then admitted to trading on the Mexican Stock Exchange, the floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate.

The conversion price shall be subject to certain anti-dilution adjustments.

27	Type of Conversion	Mandatory.
28	Type of shares into which the title is converted	Banco Santander México’s Series F shares (common shares).
29	Issuer of such capital instrument	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
30	Write-Down Mechanism	N.A.

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31	Write-Down Trigger Events	N.A.
32	Write-Down Amount	N.A.
33	Write-Up Mechanism	N.A.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Capital Notes will represent the Issuer’s general, unsecured and subordinated obligations. The Capital Notes constitute Subordinated Non-Preferred Indebtedness and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future Senior Indebtedness and Subordinated Preferred Indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future other unsecured Subordinated Non-Preferred Indebtedness and (iii) senior only to all classes of the Issuer’s capital stock.
36	Does any characteristic of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

The information relating to Annex 1-O Capitalization Ratio Santander Consumo, Santander Hipotecario and Santander Inclusión Financiera is available on the website

www.santander.com.mx/ir

Leverage ratio

Table I.1
Integration of the main sources of leverage
Reference	Item	Mar-20
1	On-balance sheet items (excluding derivatives and SFTs, but including collateral)	1,371,256
2	(Asset amounts deducted in determining Basel III Tier 1 capital)	(50,390)
3	Total on-balance sheet exposures (excluding derivatives and SFTs) (sum of lines 1 and 2)	1,320,866
Derivative exposures
4	Replacement cost associated with all derivatives transactions (ie net of eligible cash variation margin)	39,049
5	Add-on amounts for PFE associated with all derivatives transactions	48,947
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	0
8	(Exempted CCP leg of client-cleared trade exposures)	0
9	Adjusted effective notional amount of written credit derivatives	0
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	0

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11	Total derivative exposures (sum of lines 4 to 10)	87,997
Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	97,350
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(33,053)
14	CCR exposure for SFT assets	3,417
15	Agent transaction exposures	0
16	Total securities financing transaction exposures (sum of lines 12 to 15)	67,714
Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	143,498
18	(Adjustments for conversion to credit equivalent amounts)	(58,802)
19	Off-balance sheet items (sum of lines 17 and 18)	84,696
Capital and total exposures
20	Tier 1 capital	102,020
21	Total exposures (sum of lines 3, 11, 16 and 19)	1,561,273
Leverage ratio
22	Basel III leverage ratio	6.53%

Table II.1
Comparison total assets and assets adjusted
Reference	Item	Mar-20
1	Total consolidated assets as per published financial statements	1,782,474
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	0
3	Adjustment for fiduciary assets recognised on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	(50,390)
4	Adjustments for derivative financial instruments	(258,925)
5	Adjustment for securities financing transactions	3,417
6	Adjustment for off-balance sheet items	84,696
7	Other adjustments	0
	Leverage ratio exposure	1,561,273

Table III.1
Conciliation of total assets and exposure in the balance
Reference	Item	Mar-20
1	Total consolidated assets as per published financial statements	1,782,474
2	operative derivative financial instruments	(346,921)
3	operative securities financing transactions	(64,298)
4	Trust assets recognized in the balance sheet under the accounting framework, but excluded from the exposure measure of the leverage ratio	0
	On-balance exposure	1,371,256

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Table IV.1
Variation of the elements
	Dec-19	Mar-20
Concept/Quarter	T-1	T	Variation (%)
Basic Capital	100,236	102,020	2
Adjusted assets	1,428,739	1,561,273	9
Leverage ratio	7.02%	6.53%

The information relating to Annex 1-O Leverage Ratio is available on the website

www.santander.com.mx/ir

15. Risk Diversification

Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30, 2003, the following information with respect to credit risk transactions as of Mar 31st, 2020, is provided:

- As of Mar 31, 2020 the Bank did not grant financing to debtors or groups of individuals representing single common risk greater than than amount of core capital Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of Ps.43,776 million representing the 43.67% of the basic capital of the Bank.

16. Internal and external Sources of Liquidity

Financial sources of liquidity in domestic and foreign currency come from the different savings products that Banco Santander México offers to its clients; mainly demand and time deposits.

An additional internal source of liquidity is the collection of fees, interests and principal amounts of the loans that the Bank grants to its clients.

With respect to external sources of liquidity, the Bank has access to the domestic and foreign capital markets through the issuance of debt or equity instruments. Santander México also obtains funding from other institutions including the Mexican Central Bank, development banks, commercial banks, and other institutions.

Banco Santander México may also obtain liquidity via sale and repurchase agreements (short-term repos) over securities it holds in its investment portfolio. Additionally, the Bank could obtain liquidity through the sale of assets.

17. Dividends Policy

Banco Santander México performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by Banco Santander México. The payment of dividends is discussed in the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders.

18. Treasury Policies

The activities of Banco Santander México’s treasury are performed pursuant to the following:

a)	In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

b)	Internal limits for market, liquidity and credit risks that are reviewed and approved by appropriate committees, i.e., there are limits established and independent for treasury activities for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions. The treasury is responsible for their activities within the limits allowed to manage their risk.

c)	Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)	Sound market practices.

e)	Strategies proposed in the banks internal committees.

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f)	Compliance with the operation procedures of the institution.

19. Shareholding
Subsidiaries	% of interest

Santander Consumo, S.A. de C.V., SOFOM, E.R.	99.99
Santander Vivienda, S.A. de C.V., SOFOM, E.R.	99.99
Santander Inclusion Financiera, S.A. de C.V., SOFOM, E.R.	99.99
Centro de Capacitación Santander, A.C.	99.99
Banco Santander, S.A. F-100740	99.99
Fideicomiso GFSSLPT Banco Santander, S.A.	89.14
Santander Servicios Corporativos, S.A. de C.V.	99.99
Santander Servicios Especializados, S.A. de C.V.	99.99
Santander Tecnología México, S.A. de C.V.	99.99

20. Internal Control

The activities of Banco Santander Mexico are governed by the current legislations of the local regulator and for a series of guidelines established by his holding company, Banco Santander, whose headquarters are located in Madrid.

For the compliance of the regulations in force, Santander México has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the Internal Audit Department, the General Direction, the Executive Direction of Non-Financial Risks (Internal Control), Financial Control Department and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the annual assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, design and execution of controls, establishment and updating of measures and controls that promote the compliance with the internal and external regulations, such as the Committee of Sponsoring Organizations of the Tradeway Commission (COSO) guidelines and the proper operation of the financial data processing systems.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the bank. Such structure is constituted as follows:

CEO and General Direction

The following functions report to the President and CEO:

▪	Deputy General of intervention and Management Control

▪	Deputy General Direction of Technology and Operations

▪	Executive Direction of Human Resourcecs

▪	Deputy General Direction of Corporate Resources and Recoveries

▪	Deputy General Direction of Legal Affairs and Compliance

▪	Chief Financial Officer

▪	Vice-president of Commercial Banking:

-	Deputy General Direction Network Commercial

-	Deputy General Direction of Specialized Businesses

-	Deputy General Direction of Strategy of Business

-	Executive Direction of Commercial Planning

-	Deputy General Directorate Transformation and Digital Banking

-	Executive Direction of Strategy Clients

-	Deputy General Direction of Digital Factory

▪	Deputy General Direction of Corporate & Investment Bankig

▪	Deputy General Direction of Enterprises and Institutions

▪	Deputy General Direction of Risk

▪	Deputy General Direction of Public Affairs and Strategy

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▪	Executive Direction of Audit

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of Santander México.

The Organization area, via manuals, circulars and bulletins, governs the activities of the bank; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of Santander México has to follow.

The structure of Santander México includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of Santander México, the appointment of directors and the constitution of committees that are to supervise the development of the activities of Santander México.

The committees that supervise the development of the entities that constitute Banco Santander México, created and reported to the Board of Directors, are:

▪	Audit Committee

▪	Corporate Practices, Nominating and Compensation Committee

▪	Risk Management Committee

▪	Remuneration Committee

▪	Communication and Control Committee

The registration, control and storage of the daily activities of Santander México are carried out by systems mainly designed and focused on the banking and brokerage activity. The common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of Banco Santander (España).

Loans portfolio and transactions of commercial banking of the bank are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in ALTAIR. Such platforms comply with the parameters stipulated by the CNBV with respect to reliability and accuracy.

Santander México is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of Santander México has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within Santander México, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Bank, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of Santander México are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute Santander México and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system oriented to the client satisfaction focus on continuous process improvement, which has been subject to a successful Quality Assurance Review (QAR) during 2014.

In summary, Internal Control of Santander México includes the continuous development, implementation and updating of an internal control model where all the areas of the bank have an active role.

During the quarter, there have been no changes to the internal controls and internal audit guidelines.

21. Transactions with related parties

Receivable
Funds available	3,740
Debtors under sale and repurchase agreements	1,673
Derivatives (asset)	118,855
Performing loan portfolio	11,751
Other receivables, (net)	20,464

Payable
Time deposits	6,649

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Demand deposits	3,851
Credit instruments issued	1,049
Creditors under sale and repurchase agreements	5,586
Derivatives (liability)	114,225
Other payables	4,123
Creditors from settlement of transactions	5,641
Subordinated debentures	33,257

Revenues
Interest	69
Premium on sale and repurchase agreements	17
Others	50

Net Commissions	1,462
Net gain (loss) on financial assets and liabilities	(9,256)

Expenses
Interest	502
Administrative expenses	257
Technical assistance	635

22. Interests on loan portfolio
As of March 31st, 2020, the consolidated income statement includes, in the item "Interest income", Ps.22,033 million that correspond to interests from the loan portfolio of Banco Santander México, S.A., Santander Consumo, S.A. de C.V. SOFOM E.R. and Santander Vivienda, S.A. de C.V. SOFOM E.R.

23. Integral Risk Management (unaudited)

Risk management is considered by Banco Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by Banco Santander for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of Banco Santander and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of Banco Santander, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of Banco Santander, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk management is to identify measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to Banco Santander.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as a structural part of the balance sheet. Banco Santander has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

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Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Trading Books

In order to measure the risk in a global approach, the methodology of Value at Risk (“VaR”) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level. VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

The Value at Risk as of the end of first quarter of 2020 (unaudited) amounted to:

Bank
	VaR (Thousands of pesos)%
Trading Desks	338,725.01	0.26%
Market Making	86,253.04	0.07%
Proprietary Trading	50,953.92	0.04%

Risk factor
Interest rate	99,708.02	0.08%
Foreign exchange	238,842.85	0.18%
Equity	1,695.87	0.00%
* % of VaR with respect to Net Capital

The Value at Risk for the average the first quarter of 2020 (unaudited) amounted to:

Bank
	VaR (Thousands of pesos)%
Trading Desks	182,842.56	0.14%
Market Making	45,593.08	0.03%
Proprietary Trading	23,736.21	0.02%

Risk factor
Interest rate	66,584.73	0.05%
Foreign exchange	118,652.07	0.09%
Equity	2,518.69	0.00%
* % of VaR with respect to Net Capital

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test). Such estimates are generated using two different methods:

▪	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.

▪	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Assets and Liabilities Management

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Commercial banking activities of Banco Santander generate important balance sheet amounts. The Assets and Liabilities Committee (“ALCO”) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of Banco Santander, sensitivity to Net Interest Income (“NIM”) and Market Value of Equity (“MVE”) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

	Sensitivity NIM				Sensitivity MVE
Bank	Jan-20	Feb-20	Mar-20	Average	Jan-20	Feb-20	Mar-20	Average
Balance MXN GAP	15%	18%	24%	19%	39%	43%	72%	52%
Scenario	+100 bp	+100 bp	+100 bp	N/A	+100 bp	+100 bp	+100 bp	N/A
Balance USD GAP	40%	40%	17%	32%	75%	75%	35%	62%
Scenario	(100) bp	(100) bp	(100) bp	N/A	(100) bp	(100) bp	(75) bp	N/A

Using simulation techniques, the predictable change of the net interest income and the market value of equity are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios, as of the end of the first quarter of 2020:

	Sensitivity NIM				Sensitivity MVE
Bank	Scenario	Total	Derivatives	Non Derivatives	Scenario	Total	Derivatives	Non Derivatives
Balance MXN GAP	+100 bp	(358)	(941)	(1,298)	+100 bp	(3,078)	1,845	(4,923)
Balance USD GAP	(100) bp	(242)	72	(315)	(75) bp	(823)	(1,599)	776

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units. These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in equity, open foreign currency positions, sensitivity of net interest income and sensitivity of market value of equity.

Liquidity Risk

Liquidity risk is related to the ability of Banco Santander to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

Banco Santander carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial. Banco Santander realizes a control for the maintenance of a sufficient quantity of liquid assets to guarantee a horizon of survival during a minimum of days facing a scene of stress of liquidity without resorting to additional financing sources. The risk of Liquidity is limited in terms of a minimal period of days established for local, foreign and consolidated currencies. It is necessary to indicate that in the current quarter incidents have not been had in the metrics.

Million pesos	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5Y

Structural GAP	186,928	(166,353)	(79,419)	(38,968)	52,649	51,841	43,039	41,856	363,563	(81,281)
Non Derivative	175,240	(166,353)	(79,489)	(39,223)	52,607	51,688	42,955	40,252	353,844	(81,041)
Derivatives	11,687	0	70	255	42	153	84	1,604	9,719	(240)

Credit Risk

Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

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From a global perspective, management of credit risk in Grupo Financiero Santander is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, Grupo Financiero Santander and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises)

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc,).

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for Grupo Financiero Santander. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

Grupo Financiero Santander has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default.

The system allows the calculation of the probability for the different loans portfolios.

a.	The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.

b.	Once the probability of default is determined, the parameters of “severity of Loss” (“LGD”) and “Exposure at Default” (“EAD”) stipulated in Basilea, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (“PE”) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.: PE = PD * LGD * EAD

Counterparty Risk

Whitin the credit risk, there is a concept that, due to its specific characteristics, it requires a special management: the Counterparty Credit Risk.

Counterparty Credit Risk (CCR) is defined as the risk that may arise from total or partial breach of the financial obligations contracted with the entity. It is a bilateral credit risk, as it may affect both parties of the transaction, and it is uncertain, since it is conditioned by the behaviour of markets, which are volatile.

The financial securities that generates this exposure are the financial derivatives, repurchase agreements (REPOs) and security lending. The management and control of this type of credit risk is carried out by a specific team with an organizational structure independent from the business teams.

For the control of the counterparty credit lines, the Equivalent Credit Risk (REC) is used. The REC is the metric that represents the peak exposure or the highest potential future exposure value at a specific time interval and it can be obtained in the following ways:

•	Gross REC: it measures the exposure without considering netting and collateral agreements. It´s obtained at a transaction level and at other levels of aggregation.

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•	Net REC: it measures the exposure considering netting and collateral agreements and personal or financial guarantees. It´s calculated at a netting agreement level and at other levels of aggregation.

In addition to the Counterparty Risk, there is the issuing risk, which is generated by the acquisition and / or direct disposal of public and private instruments of authorized securities and the Settlement Risk, also known for Herstatt risk for FX trading, is the risk that is generated in the exchange of securities when one of the parties fails to deliver the securities/currency/cash, committed by contract, having received the amount from the other party.

The control of Counterparty Risk is performed in a daily basis using the Interactive Risk Integrated System (IRIS), which allows to know the credit line availability for all the counterparties, for any of the instruments already mentioned and term.

For the process of control for this risk, Financial Risk Division oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Risk Management Committee, with respect to the limits to Counterparty Credit Risks, Issuer Risks and current consumptions. In addition, on a monthly basis, a report is presented to the Global Banking Credit Committee and Retail Credit Committee with respect to incurred excesses and transactions with non-authorized customers. Also, in a monthly basis, is presented to the Risk Management Committee the present value of the expected loss for the actual portfolio of derivatives and repos in a base scenario and two other stressed scenarios (LGD and PD).

Currently, Banco Santander has lines of counterparty credit risk with the following segments: Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit and Project Finance.

Equivalent Net Credit Risk of the lines of Counterparty Credit Risk and Issuer Risk of Banco Santander for the first quarter of 2020:

Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	Jan-20	Feb-20	Mar-20	Average
Sovereign Risk, Development Banking and Financial Institutions	752.99	777.99	1,347.41	959.46
Corporates	461.67	462.99	488.40	471.02
Project Finance	468.41	471.65	438.54	459.53
Companies	245.71	251.72	310.79	269.41

Equivalent Net Credit Risk of the lines of Issuer Risk of Banco Santander for the first quarter of 2020:

Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	Jan-20	Feb-20	Mar-20	Average
Sovereign Risk, Development Banking and Financial Institutions	17,415.21	18,547.66	14,770.17	16,911.01
Corporates	69.47	66.72	53.33	63.17
Project Finance	0.00	0.00	0.00	0.00
Companies	0.00	0.00	0.01	0.00

The equivalent credit risk lines maximum gross counterparty risk of Banco Santander as of the end of the first quarter of 2020, which corresponds to derivative transactions, is distributed depending on the type of derivative:

Gross REC distribution
Type of Derivative	End of 1Q20
Interest Rate Derivatives	31.26%
Exchange Rate Derivatives	68.61%
Bonds Derivatives	0.00%
Equity Derivatives	0.13%
Total	100%

The Expected Loss of Banco Santander at the end of the quarter of 2020, and the quarterly average of the expected loss of the lines of Counterparty risk of Banco Santander are:

Expected Loss
Millions of U.S.Dollars

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Segment	Jan-20	Feb-20	Mar-20	Average
Sovereign Risk, Development Banking and Financial Institutions	2.83	3.51	4.65	3.66
Corporates	6.25	8.30	24.79	13.11
Project Finance	3.45	4.85	9.99	6.10
Companies	2.07	3.10	7.63	4.27

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom Banco Santander has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Respect to total collateral received for derivatives transactions as of the end of the first quarter of 2020:

Warranty
Millions of U.S.Dollars
	Collateral	Average
Cash	973.68	73.72%
Debt issued by the Mexican Government	184.95	14.00%
Debt issued by Sovereigns other than the Mexico	162.16	12.28%

In respect to collateral management in derivatives transactions, counterparty’s positions are valuated according to the frequency established at each collateral agreement.  In addition, all credit risk parameters, established at each collateral agreement are considered to obtain the amount of collateral to be delivered or to be received from the counterparty.  These amounts, margin calls, will be requested from the counterparty which has the right to receive the collateral, according to the frequency established at the collateral agreement. The counterparty which receives the margin call, has the right to analyze the valuation and it could result on discrepancies to solve. There are two types of margins for derivatives:

•	Variation Margin: it refers to collateral delivered by a counterparty to another counterparty in order to meet its obligations under one or more transactions between the parties, as a result of a change in the value of such obligations since the last time those collaterals were delivered.

•	Initial Margin: it refers to the collateral received by a counterparty to cover its current and future exposure in the interval between the last receipt of margin and the settlement of positions or the coverage of market risk after a default by the other counterparty.

The control of wrong-way risk is also performed by the counterparty credit risk team. This risk occurs when the "exposure to a counterparty is adversely correlated with the credit quality of that counterparty", in short it arises when default risk and credit exposure increase together. In Banco Santander (Mexico) the deals with wrong-way risk receive a special treatment, they are not included in the netting set and must have an independent CSA, so the exposure is limited.

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against Banco Santander and the application of fines, with respect to the transactions carried out by Banco Santander.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against Banco Santander and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The main objective is to avoid or reduce the impact of Operational Risk, through the identification, monitoring and control of the factors that trigger the events of potential loss. Therefore, it also requires to establish policies and procedures to operate under the risk exposure that the Bank is willing to accept.

The sound management of risk involves mainly the heads of each Business Unit on the management tools and results; as well as a continuous training to the staff. The pillars on which the operational risks are managed are:

a) Strategic planning and budget: Required activities to define the operational risk profile for Banco Santander México; this includes:

-	Risk appetite, defined as the level of risk that the Bank is willing to accept

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-	Loss annual budget; ensuring the overview of real losses according to the budget and the deviations, challenging the controls and extenuation measures.

b) Identify, measure and evaluation of the Operational risk; identify risks and the factors that trigger them in the Bank, and estimate the qualitative or/and quantitative impact.

c) Monitoring; The Overview and monitoring of operational risk goal for periodic analysis of available information of risk (type and level) during the normal development of the activities.

d) Extenuation (Mitigation); once the Operational Risk has been assessed, it is required to establish actions to avoid the risk or to mitigate the impact for risk that materialize, develop a cost-benefit study and indicators should be implemented to help us evaluate the effectiveness of these actions.

e) Reporting; the Operational Risk profile and performance of the Operational Risk environment is presented on a regular basis in Bank Committees.

Banco Santander México had an average monthly loss of Ps.28 million for operational risk in general to the first quarter of 2020.

Since December 2016, Banco Santander México applies the Alternate Standard Approach (ASA) for operational risk capital requirements.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of Banco Santander.

Banco Santander México has adopted a corporate model for the management of technological risk (which includes cyber risks), integrated into the service and support processes of the technological areas, to identify, evaluate, monitor, control, mitigate and report the technological risks to which the operation is exposed. This model allows the establishment of control measures to reduce the probability of risks materializing or, minimize the impact of those risks.

Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by Banco Santander are approved by the “Comité de Comercialización” and by the “Comité Corporaivo de Comercialización”. Those products or services that are modified or extended with respect to their original approval must be approved by the “Comité de Comercialización” and, depending of their relevance, the “Comité Corporaivo de Comercialización” must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

Independent Reviews

Banco Santander is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

A.	Methodology of Valuation

1)	Trading purposes

a)	Organized Markets

Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)	Over-the-Counter Markets

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i)	Derivative financial instruments with optionality.

In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, MonteCarlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)	Derivative financial instruments with no optionality.

The valuation technique is to obtain the present value of the estimated future flows.

In all cases, Banco Santander carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a quarter party.

2)	Hedging purposes

In the performance of its commercial banking activities, Banco Santander has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates. The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Banco Santander achieves such hedge.

An accounting hedge is defined as a transaction that complies with the following conditions:

a.	A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

b.	The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of Banco Santander performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

a.	In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

b.	In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

Banco Santander ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when Banco Santander decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a)	Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b)	Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

B.	Reference Variables

The most relevant reference variables are:

Exchange Rates

Interest Rates

Equity

Baskets of equities and stock indexes.

C.	Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

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Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the first quarter of 2020, Banco Santander has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

Summary of Derivative Financial Instruments
Million Pesos as of March 31th, 2020

Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Fair Value
				Current Quarter	Previous Quarter

Forwards	Foreign Currency	Trading	486,670	(4,068)	1,422
Forwards	Equity	Trading	810	7	(3)

Futures	Foreign Currency	Trading	10,497	0	0
Futures	Market Index	Trading	7,948	0	0

Options	Equity	Trading	330	(214)	(71)
Options	Foreign Currency	Trading	214,988	1,023	(512)
Options	Market Index	Trading	3,207	82	75
Options	Interest Rate	Trading	220,972	154	130

Swaps	Cross Currency	Trading	973,230	(7,140)	446
Swaps	Interest Rate	Trading	7,839,542	7,305	4,588
Swaps	Equity	Trading	775	353	4

Forwards	Foreign Currency	Hedging	49,990	1,794	3,597

Swaps	Cross Currency	Hedging	61,788	(13,497)	(3,402)
Swaps	Interest Rate	Hedging	85,591	(188)	(81)

Santander México, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

During the first quarter of 2020, there have been no derivatives which underlying assets are investments in proprietary shares or stock certificates that represent them.

During the first quarter of 2020, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

Description	Maturities	Closed Positions
CAPS AND FLOORS	615	29
EQUITY FORWARD	6	0
OTC EQ	198	24
OTC FX	1945	568
SWAPTIONS	3	1
FX FORWARD	2534	169
IRS	585	81
CCS	52	2

The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

During the first quarter of 2020, there were no defaults by counterparties.

Sensitivity Analysis

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Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the second. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

1. Sensitivity to risk factor “Equity (“Delta EQ”)”

The EQ Delta shows the change in the portfolio's value in relation to changes in the prices of equities.

The EQ Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (“Delta FX”)

The FX Delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1%of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (“Vega”)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (“Rho”)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

The table below presents the sensitivities described above corresponding to the position of the trading portfolio, as of the end of the first quarter of 2020:

Sensitivity Analysis
Million pesos
Total Rate Sensitivity
	Pesos	Other Currencies
Sens. a 1 Bp	(0.18)	8.28

Vega Risk factor
	EQ	FX	IR
Total	(0.04)	(7.36)	(0.59)

Delta Risk Factor (EQ and FX)
	EQ	FX
Total	(0.29)	1.62

It is considered that the above sensitivity table reflects prudent management of the trading portfolio of Banco Santander with respect to risk factors.

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Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of Banco Santander.

•	Probable scenario

This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments. Specifically:

o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and rate of Exchange (“FX”) were incremented in a standard deviation.

o	Risk factors with respect to stock market (“EQ”) were decreased in a standard deviation.

•	Possible scenario

Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were incremented in 25%.

o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

•	Remote scenario

Under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were incremented in 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of Banco Santander, in millions of Mexican pesos for each stress scenario, as of the end of the first quarter of 2020:

Summary of Stress Test
Million pesos

Risk Profile	Stress all factors
Probable scenario	(29)
Remote scenario	(160)
Possible scenario	(141)

24. Disclosure of the Liquidity Coverage Ratio

On December 31st, 2014, the Commission and the Central Bank of Mexico published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for multiple banking institutions, which establish liquidity requirements that

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credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17th, 2014.

These regulations came into effect on January 1st, 2015.

During the first quarter of 2020, the weighted average CCL for the Bank is 124.99%, complying with the Bank´s desired Risk Profile and well above the regulatory minimum established in the regulations.

Million pesos		Amount unweighted (average)	Weighted amount (average)

Liquidity Assets
1	Total high-quality liquid assets	Not applicable	167,664
Cash Outflows
2	Unsecured retail financing	246,952	14,768
3	Stable funding	198,544	9,927
4	Less stable funding	48,408	4,841
5	Unsecured wholesale funding	379,877	150,833
6	Operational deposits	195,252	44,489
7	Non-operational deposits	162,085	83,805
8	Unsecured debt	22,539	22,539
9	Secured wholesale funding	Not applicable	543
10	Additional requirements:	205,183	44,274
11	Outflows related to derivatives exposures and other collateral requirements	55,212	34,547
12	Outflows related to loss of funding on debt products	0	0
13	Credit and liquidity facilities	149,971	9,727
14	Other contractual funding obligations	82,997	480
15	Other contingent funding obligations	9,947	9,947
16	Total Cash Out	Not applicable	220,845
Cash Inflows
17	Cash inflows secured transactions	86,708	1,562
18	Cash inflows from operations unsecured	100,002	70,059
19	Other cash inflows	14,097	14,097
20	Total Cash Inflows	200,807	85,718
	Total adjusted value
21	Total of Eligible Liquid Assets	Not applicable	167,664
22	Total Net Cash Out	Not applicable	135,128
23	Liquidity Coverage Ratio	Not applicable	124.99%

The presented numbers are subject to review and therefore they might suffer changes.

Notes related to the Liquidity Coverage Ratio

a)	Natural days contemplated in the quarterly report.

•	91 days.

b)	Main causes of the results of the Liquidity Coverage Ratio and the evolution of its main components;

•	During the quarter, there was a decrease in CCL attribute to a reduction in the commercial gap due to a seasonal issue (driven by lower deposits at the beginning of the year).

c)	Changes of major components within the quarter report.

•	During the quarter, there was a decrease in CCL attribute to a reduction in the commercial gap due to a seasonal issue (driven by lower deposits at the beginning of the year).

d)	Evolution of the composition of the Eligible and Computable Liquid Assets.

•	The Bank has a significant proportion of liquid assets comprised by government debt, deposits in Bank of Mexico and cash.

e)	Concentration of funding sources.

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•	The main sources of funding are diversified by its own nature as: (i) demand deposits; (ii) term deposits, which include retail deposits and the money market (promissory notes with interest payable at maturity), and (iii) repurchase agreements.

•	In addition, the Bank has registered programs for local market´s debt issuances and has experience issuing in international markets.

f)	Exposures in financial derivative instruments and possible margin calls.

•	Performed analyses don’t show any significant vulnerabilities coming from financial derivative instruments.

g)	Currency mismatch.

•	Performed analyses don’t show any significant vulnerability in Currency mismatch.

h)	Description of the level of centralization of liquidity management and interaction between the units of the group.

•	Banco Santander Mexico is autonomous in terms of liquidity and capital; it develops its financial plans, liquidity forecast, and analyzes funding requirements for all its subsidiaries. The Bank is responsible for its own "ratings", its issuance program and any other activities to keep its ability to access capital markets. The issuance activity is performed without having the guarantee of the parent company.

•	The liquidity management of all Bank subsidiaries is centralized.

i)	Cash flows and Inflows, if any, that are not captured in this framework, but the institution considers relevant to the liquidity profile.

•	The Liquidity Coverage Ratio considers only the inflows and outflows up to 30 days, however the flows that are not contained in the metric are well managed and controlled by the Group.

Additional notes for the previous quarter

I.Quantitative information:

a)	The concentration limits for different groups of guarantees received and major sources of financing.

•	The Bank has no concentration limits under guarantees received by market operations, as they are mainly composed of government securities and cash.

b)	Exposure to liquidity risk and funding needs of the institution, taking into account the legal, regulatory and operational constraints on liquidity transfers.

•	Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable prices, as well as maintaining our ability to carry out our business plans using stable financing sources. Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of maturities.

•	The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and liquidity horizons.

•	The liquidity horizons metric has been defined to ensure that the Group has sufficient liquid assets to comply with its requirements during a certain period of time, given different stress scenarios. The Group set a 90-day survival horizon for local currency and consolidated balance and a 30-day survival horizon for foreign currency. During the 4Q19, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer.

31/12/2019	Term	Amount
Million pesos
Consolidated	90 days	138,755
Local Currency	90 days	63,335
Foreign Currency	30 days	80,418

c)	Balance sheet maturity liquidity gap including off balance sheet accounts.

•	The table below shows the liquidity gap of our assets and liabilities using maturity dates as of December 31, 2019. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented.

Million pesos	Total	0-1 months	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	>5 years	Not Sensitive

Money Market	79,151	33,546	0	0	0	29	0	0	45,575
Loans	923,390	63,743	91,160	73,504	122,407	280,957	121,497	171,017	(895)
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	2,391	0	0	0	0	0	0	0	2,391
Securities	417,021	31,965	1,856	1,861	10,709	81,502	63,620	98,939	126,570
Permanent	16,901	0	0	0	0	0	0	0	16,901
Other Balance Sheet Assets	2,464,626	0	0	0	0	0	0	0	2,464,626

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Total Balance Sheet Assets	3,903,479	129,254	93,016	75,365	133,116	362,489	185,117	269,956	2,655,168
Money Market	(206,367)	(100,790)	(591)	0	0	0	0	0	(104,986)
Deposits	(709,438)	(238,812)	(33,549)	(26,289)	(26,585)	(62,061)	(42,162)	(279,979)	0
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	0	0	0	0	0	0	0	0	0
Long-Term Funding	(213,656)	(8,851)	(18,714)	(23,558)	(34,569)	(66,566)	(29,414)	(9,339)	(22,644)
Equity	(138,381)	0	0	0	0	0	0	0	(138,381)
Other Balance Sheet Liabilities	(2,458,641)	0	0	0	0	0	0	0	(2,458,641)
Total Balance Sheet Liabilities	(3,726,482)	(348,453)	(52,855)	(49,847)	(61,155)	(128,627)	(71,576)	(289,318)	(2,724,652)
Total Balance Sheet Gap	176,997	(219,199)	40,161	25,518	71,961	233,862	113,541	(19,362)	(69,484)
Total Off-Balance Sheet Gap	20,905\	(15,134)	398	730	1,125	10,566	5,253	6,175	11,791
Total Structural Gap		(229,025)	40,432	25,564	70,970	243,525	118,794	(13,187)	(59,171)
Accumulated Gap		(477,783)	(188,593)	(163,029)	(223,695)	151,466	270,260	257,072	197,901

II.Qualitative information:

a)	The way in which liquidity risk is managed within the institution, considering the risk tolerance, the structure and responsibilities for managing liquidity risk, internal liquidity reports, the liquidity risk strategy, policies and practices across business lines and with the board of directors.

•       Our general policy regarding liquidity management seeks to ensure that even under adverse conditions, we have enough liquidity to fulfill client needs, maturing liabilities and working capital requirements. The Bank ´s liquidity management is based on analyses of asset and liability maturities, using contractual and management models.

•       The Financial Management Area is responsible for executing the strategies and policies established by ALCO in order to modify the risk profile of the Bank, within the limits established by the CAIR who reports to the Board.

b)	Financing strategy, including diversification policies, and whether the funding strategy is centralized or decentralized.

•       Annually the Financial Plan for the Bank is prepared considering: the projected business growth, the debt maturity profile, risk appetite, expected market conditions, the implementation of diversification policies and regulatory metrics and the analysis of the liquidity buffer. The Financial Plan is the guide used to issue debt or contract term liabilities and aims to maintain adequate liquidity profile.

•       The funding strategy of all subsidiaries is centralized.

c)	Mitigation techniques of liquidity risk used by the institution.

•       The risk mitigation techniques in the Group have a proactive nature. The Financial Plan in addition to the projection exercises and stress test scenarios allows us to anticipate risks and implement measures to ensure that the liquidity profile is adequate.

d)	Explanation of how the stress tests are used.

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•       The Liquidity Stress Test is a Risk Management tool designed to warn the governing committees and areas responsible for making decisions in this area about the potential adverse effects of the liquidity risk the Institution is exposed to.

•       The results of these stress tests aim to identify the impacts prospectively in order to improve planning processes, and help align and calibrate Risk Appetite, Exposure Limits and Levels of Liquidity Risk tolerance.

e)	Description of contingent financing plans.

•       The plan includes the following elements: type and business model as the starting point. Early Warning Indicators to identify in a timely manner the increase in liquidity risk and the elements that define the crisis scenarios used. Additionally we measure the liquidity shortages that stress scenarios could produce and the available actions considered by the plan to restore liquidity conditions. Actions are prioritized in order to preserve the value of the entity and the stability of the markets. A key aspect of the Plan is the governance process, stating the areas responsible for the different stages involved: activation, execution, communication and maintenance of the Plan.

On April 8th the Banking Liquidity Regulatory Committee held a meeting and approved some exceptions to the established Liquidity Requirements (CCL). Those exceptions are listed below:

•	Liquid assets that were eligible as liquid assets as of February 28th, 2020 may continue to be considered as such, even if they would otherwise no longer be eligible as a result of the volatility in financial markets in recent weeks.

•	The liquidity reserves calculation for potential margin calls and valuation changes of portfolios of derivatives (LBA) may exclude data for March 2020.

•	Temporary exceptions are granted to some corrective measures indicated in the Liquidity Requirements, like not considering an institution to not comply with the CCL if it is classified in scenarios III, IV or V of the Liquidity Requirements. The aforementioned exceptions will be in place for six months starting on February 28th, 2020, and could be extended by another six months if Banxico and the CNBV were to consider that conditions so require.

By applying some of the exceptions mentioned, the CCL would go from 123.91% to 124.99%, according to the format reported above.

25. Underlying Assets

General data and stock market information

Each of the Series of this issue may be related, individually or jointly, pursuant to the provisions of the fourth paragraph of article 66 of the Mexican Exchange Law, to any of the following securities for which, during the last three years and up to date, no material suspensions have occurred in their trading.

The Issuer shall publish on a monthly basis at the Internet site www.santander.com.mx/conocealbanco/títulosopcionales the information regarding the behavior of the Underlying Assets of the Series in effect.

Indexes

Index	Ticker Symbol
S&P 500	SPX
Eurostoxx 50	SX5E

i)	S&P 500 Index (SPX)

Standard and Poor’s 500 Index is an index weighted by capitalization and it is constituted by 500 stocks. This Index is designed to measure the performance of the USA economy via the changes in the market value added of 500 stocks representing the main industrial sectors

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Formula:

The formula used for determining the value of SPX measures the daily change of the capitalization value of a sample of securities. This formula assesses the market trends and eases its reproduction in portfolios, mutual funds and securities portfolios aiming to obtain the average yield offered by the market.

It: Index in time t

Pit: Price of issuer i in time t

Qit: Stocks of issuer i in time t

Fi: Factor of Adjustment due to input and output of securities in the sample, rights declared by issuers, repurchase of stocks and new issues, and disincorporations.

i= 1, 2, 3….n

Weighting: Weighting is determined according to the capitalization value.

Selection Criteria:

•	Companies in USA.

•	Capitalization value greater than 5 billion dollars.

•	financial viability

•	Bursatility

Operating companies

Size of sample:

S&P 500 Index includes the 500 most important companies within the most important industries in the economy of the United States of America. The table below shows the ticker symbols of the securities that constitute the sample:

Ticker	Name	Ticker	Name	Ticker	Name
LYB UN Equity	LyondellBasell Industries NV	MU UW Equity	Micron Technology Inc	DVA UN Equity	DaVita Inc
AXP UN Equity	American Express Co	MSI UN Equity	Motorola Solutions Inc	HIG UN Equity	Hartford Financial Services Group Inc/Th
VZ UN Equity	Verizon Communications Inc	CBOE UF Equity	Cboe Global Markets Inc	IRM UN Equity	Iron Mountain Inc
AVGO UW Equity	Broadcom Inc	MYL UW Equity	Mylan NV	EL UN Equity	Estee Lauder Cos Inc/The
BA UN Equity	Boeing Co/The	LH UN Equity	Laboratory Corp of America Holdings	CDNS UW Equity	Cadence Design Systems Inc
CAT UN Equity	Caterpillar Inc	NEM UN Equity	Newmont Goldcorp Corp	UHS UN Equity	Universal Health Services Inc
JPM UN Equity	JPMorgan Chase & Co	NKE UN Equity	NIKE Inc	ETFC UW Equity	E*TRADE Financial Corp
CVX UN Equity	Chevron Corp	NI UN Equity	NiSource Inc	SWKS UW Equity	Skyworks Solutions Inc

Earnings Release | 1Q.2020
Banco Santander México
102

KO UN Equity	Coca-Cola Co/The	NBL UN Equity	Noble Energy Inc	NOV UN Equity	National Oilwell Varco Inc
ABBV UN Equity	AbbVie Inc	NSC UN Equity	Norfolk Southern Corp	DGX UN Equity	Quest Diagnostics Inc
DIS UN Equity	Walt Disney Co/The	PFG UW Equity	Principal Financial Group Inc	ATVI UW Equity	Activision Blizzard Inc
FLT UN Equity	FleetCor Technologies Inc	ES UN Equity	Eversource Energy	ROK UN Equity	Rockwell Automation Inc
EXR UN Equity	Extra Space Storage Inc	NOC UN Equity	Northrop Grumman Corp	KHC UW Equity	Kraft Heinz Co/The
XOM UN Equity	Exxon Mobil Corp	WFC UN Equity	Wells Fargo & Co	AMT UN Equity	American Tower Corp
PSX UN Equity	Phillips 66	NUE UN Equity	Nucor Corp	HFC UN Equity	HollyFrontier Corp
GE UN Equity	General Electric Co	PVH UN Equity	PVH Corp	REGN UW Equity	Regeneron Pharmaceuticals Inc
HPQ UN Equity	HP Inc	OXY UN Equity	Occidental Petroleum Corp	AMZN UW Equity	Amazon.com Inc
HD UN Equity	Home Depot Inc/The	OMC UN Equity	Omnicom Group Inc	JKHY UW Equity	Jack Henry & Associates Inc
IBM UN Equity	International Business Machines Corp	OKE UN Equity	ONEOK Inc	RL UN Equity	Ralph Lauren Corp
CXO UN Equity	Concho Resources Inc	RJF UN Equity	Raymond James Financial Inc	BXP UN Equity	Boston Properties Inc
JNJ UN Equity	Johnson & Johnson	PH UN Equity	Parker-Hannifin Corp	APH UN Equity	Amphenol Corp
MCD UN Equity	McDonald's Corp	ROL UN Equity	Rollins Inc	ARNC UN Equity	Arconic Inc
MRK UN Equity	Merck & Co Inc	PPL UN Equity	PPL Corp	PXD UN Equity	Pioneer Natural Resources Co
MMM UN Equity	3M Co	EXC UN Equity	Exelon Corp	VLO UN Equity	Valero Energy Corp
AWK UN Equity	American Water Works Co Inc	COP UN Equity	ConocoPhillips	SNPS UW Equity	Synopsys Inc
BAC UN Equity	Bank of America Corp	PHM UN Equity	PulteGroup Inc	WU UN Equity	Western Union Co/The
BHGE UN Equity	Baker Hughes a GE Co	PNW UN Equity	Pinnacle West Capital Corp	CHRW UW Equity	CH Robinson Worldwide Inc
PFE UN Equity	Pfizer Inc	PNC UN Equity	PNC Financial Services Group Inc/The	ACN UN Equity	Accenture PLC
PG UN Equity	Procter & Gamble Co/The	PPG UN Equity	PPG Industries Inc	TDG UN Equity	TransDigm Group Inc
T UN Equity	AT&T Inc	PGR UN Equity	Progressive Corp/The	YUM UN Equity	Yum! Brands Inc
TRV UN Equity	Travelers Cos Inc/The	PEG UN Equity	Public Service Enterprise Group Inc	PLD UN Equity	Prologis Inc
UTX UN Equity	United Technologies Corp	RTN UN Equity	Raytheon Co	FE UN Equity	FirstEnergy Corp
ADI UW Equity	Analog Devices Inc	RHI UN Equity	Robert Half International Inc	VRSN UW Equity	VeriSign Inc

Earnings Release | 1Q.2020
Banco Santander México
103

WMT UN Equity	Walmart Inc	EIX UN Equity	Edison International	PWR UN Equity	Quanta Services Inc
CSCO UW Equity	Cisco Systems Inc	SLB UN Equity	Schlumberger Ltd	HSIC UW Equity	Henry Schein Inc
INTC UW Equity	Intel Corp	SCHW UN Equity	Charles Schwab Corp/The	AEE UN Equity	Ameren Corp
GM UN Equity	General Motors Co	SHW UN Equity	Sherwin-Williams Co/The	ANSS UW Equity	ANSYS Inc
MSFT UW Equity	Microsoft Corp	SJM UN Equity	JM Smucker Co/The	NVDA UW Equity	NVIDIA Corp
DG UN Equity	Dollar General Corp	SNA UN Equity	Snap-on Inc	SEE UN Equity	Sealed Air Corp
CI UN Equity	Cigna Corp	AME UN Equity	AMETEK Inc	CTSH UW Equity	Cognizant Technology Solutions Corp
KMI UN Equity	Kinder Morgan Inc/DE	SO UN Equity	Southern Co/The	SIVB UW Equity	SVB Financial Group
C UN Equity	Citigroup Inc	BBT UN Equity	BB&T Corp	ISRG UW Equity	Intuitive Surgical Inc
AIG UN Equity	American International Group Inc	LUV UN Equity	Southwest Airlines Co	AMG UN Equity	Affiliated Managers Group Inc
HON UN Equity	Honeywell International Inc	SWK UN Equity	Stanley Black & Decker Inc	TTWO UW Equity	Take-Two Interactive Software Inc
MO UN Equity	Altria Group Inc	PSA UN Equity	Public Storage	RSG UN Equity	Republic Services Inc
HCA UN Equity	HCA Healthcare Inc	ANET UN Equity	Arista Networks Inc	EBAY UW Equity	eBay Inc
UAA UN Equity	Under Armour Inc	STI UN Equity	SunTrust Banks Inc	GS UN Equity	Goldman Sachs Group Inc/The
IP UN Equity	International Paper Co	SYY UN Equity	Sysco Corp	SRE UN Equity	Sempra Energy
HPE UN Equity	Hewlett Packard Enterprise Co	CTVA UN Equity	Corteva Inc	SBAC UW Equity	SBA Communications Corp
ABT UN Equity	Abbott Laboratories	TXN UW Equity	Texas Instruments Inc	MCO UN Equity	Moody's Corp
AFL UN Equity	Aflac Inc	TXT UN Equity	Textron Inc	BKNG UW Equity	Booking Holdings Inc
APD UN Equity	Air Products & Chemicals Inc	TMO UN Equity	Thermo Fisher Scientific Inc	FFIV UW Equity	F5 Networks Inc
RCL UN Equity	Royal Caribbean Cruises Ltd	TIF UN Equity	Tiffany & Co	AKAM UW Equity	Akamai Technologies Inc
AEP UN Equity	American Electric Power Co Inc	TJX UN Equity	TJX Cos Inc/The	MKTX UW Equity	MarketAxess Holdings Inc
HES UN Equity	Hess Corp	TMK UN Equity	Torchmark Corp	DVN UN Equity	Devon Energy Corp
APC UN Equity	Anadarko Petroleum Corp	TSS UN Equity	Total System Services Inc	GOOGL UW Equity	Alphabet Inc
AON UN Equity	Aon PLC	JCI UN Equity	Johnson Controls International plc	TFX UN Equity	Teleflex Inc
APA UN Equity	Apache Corp	ULTA UW Equity	Ulta Beauty Inc	RHT UN Equity	Red Hat Inc

Earnings Release | 1Q.2020
Banco Santander México
104

ADM UN Equity	Archer-Daniels-Midland Co	UNP UN Equity	Union Pacific Corp	NFLX UW Equity	Netflix Inc
ADP UW Equity	Automatic Data Processing Inc	KEYS UN Equity	Keysight Technologies Inc	ALLE UN Equity	Allegion PLC
VRSK UW Equity	Verisk Analytics Inc	UNH UN Equity	UnitedHealth Group Inc	A UN Equity	Agilent Technologies Inc
AZO UN Equity	AutoZone Inc	UNM UN Equity	Unum Group	ANTM UN Equity	Anthem Inc
AVY UN Equity	Avery Dennison Corp	MRO UN Equity	Marathon Oil Corp	CME UW Equity	CME Group Inc
MSCI UN Equity	MSCI Inc	VAR UN Equity	Varian Medical Systems Inc	JNPR UN Equity	Juniper Networks Inc
BLL UN Equity	Ball Corp	VTR UN Equity	Ventas Inc	BLK UN Equity	BlackRock Inc
BK UN Equity	Bank of New York Mellon Corp/The	VFC UN Equity	VF Corp	DTE UN Equity	DTE Energy Co
BAX UN Equity	Baxter International Inc	VNO UN Equity	Vornado Realty Trust	NDAQ UW Equity	Nasdaq Inc
BDX UN Equity	Becton Dickinson and Co	VMC UN Equity	Vulcan Materials Co	CE UN Equity	Celanese Corp
BRK/B UN Equity	Berkshire Hathaway Inc	WY UN Equity	Weyerhaeuser Co	PM UN Equity	Philip Morris International Inc
BBY UN Equity	Best Buy Co Inc	WHR UN Equity	Whirlpool Corp	CRM UN Equity	salesforce.com Inc
HRB UN Equity	H&R Block Inc	WMB UN Equity	Williams Cos Inc/The	HII UN Equity	Huntington Ingalls Industries Inc
BSX UN Equity	Boston Scientific Corp	WEC UN Equity	WEC Energy Group Inc	MET UN Equity	MetLife Inc
BMY UN Equity	Bristol-Myers Squibb Co	XRX UN Equity	Xerox Corp	UA UN Equity	Under Armour Inc
FBHS UN Equity	Fortune Brands Home & Security Inc	ADBE UW Equity	Adobe Inc	TPR UN Equity	Tapestry Inc
BF/B UN Equity	Brown-Forman Corp	AES UN Equity	AES Corp/VA	CSX UW Equity	CSX Corp
COG UN Equity	Cabot Oil & Gas Corp	AMGN UW Equity	Amgen Inc	EW UN Equity	Edwards Lifesciences Corp
CPB UN Equity	Campbell Soup Co	AAPL UW Equity	Apple Inc	AMP UN Equity	Ameriprise Financial Inc
KSU UN Equity	Kansas City Southern	ADSK UW Equity	Autodesk Inc	FTI UN Equity	TechnipFMC PLC
HLT UN Equity	Hilton Worldwide Holdings Inc	CTAS UW Equity	Cintas Corp	ZBH UN Equity	Zimmer Biomet Holdings Inc
CCL UN Equity	Carnival Corp	CMCSA UW Equity	Comcast Corp	CBRE UN Equity	CBRE Group Inc
QRVO UW Equity	Qorvo Inc	TAP UN Equity	Molson Coors Brewing Co	MA UN Equity	Mastercard Inc
CTL UN Equity	CenturyLink Inc	KLAC UW Equity	KLA-Tencor Corp	KMX UN Equity	CarMax Inc

Earnings Release | 1Q.2020
Banco Santander México
105

UDR UN Equity	UDR Inc	MAR UW Equity	Marriott International Inc/MD	ICE UN Equity	Intercontinental Exchange Inc
CLX UN Equity	Clorox Co/The	MKC UN Equity	McCormick & Co Inc/MD	FIS UN Equity	Fidelity National Information Services I
CMS UN Equity	CMS Energy Corp	JWN UN Equity	Nordstrom Inc	CMG UN Equity	Chipotle Mexican Grill Inc
NWL UW Equity	Newell Brands Inc	PCAR UW Equity	PACCAR Inc	WYNN UW Equity	Wynn Resorts Ltd
CL UN Equity	Colgate-Palmolive Co	COST UW Equity	Costco Wholesale Corp	AIZ UN Equity	Assurant Inc
CMA UN Equity	Comerica Inc	FRC UN Equity	First Republic Bank/CA	NRG UN Equity	NRG Energy Inc
IPGP UW Equity	IPG Photonics Corp	SYK UN Equity	Stryker Corp	RF UN Equity	Regions Financial Corp
CAG UN Equity	Conagra Brands Inc	TSN UN Equity	Tyson Foods Inc	MNST UW Equity	Monster Beverage Corp
ED UN Equity	Consolidated Edison Inc	LW UN Equity	Lamb Weston Holdings Inc	MOS UN Equity	Mosaic Co/The
SLG UN Equity	SL Green Realty Corp	AMAT UW Equity	Applied Materials Inc	EXPE UW Equity	Expedia Group Inc
GLW UN Equity	Corning Inc	AAL UW Equity	American Airlines Group Inc	EVRG UN Equity	Evergy Inc
CMI UN Equity	Cummins Inc	CAH UN Equity	Cardinal Health Inc	DISCA UW Equity	Discovery Inc
DHR UN Equity	Danaher Corp	CELG UW Equity	Celgene Corp	CF UN Equity	CF Industries Holdings Inc
TGT UN Equity	Target Corp	CERN UW Equity	Cerner Corp	VIAB UW Equity	Viacom Inc
DE UN Equity	Deere & Co	CINF UW Equity	Cincinnati Financial Corp	GOOG UW Equity	Alphabet Inc
D UN Equity	Dominion Energy Inc	DHI UN Equity	DR Horton Inc	COO UN Equity	Cooper Cos Inc/The
DOV UN Equity	Dover Corp	FLS UN Equity	Flowserve Corp	TEL UN Equity	TE Connectivity Ltd
LNT UW Equity	Alliant Energy Corp	EA UW Equity	Electronic Arts Inc	DFS UN Equity	Discover Financial Services
DUK UN Equity	Duke Energy Corp	EXPD UW Equity	Expeditors International of Washington I	TRIP UW Equity	TripAdvisor Inc
REG UW Equity	Regency Centers Corp	FAST UW Equity	Fastenal Co	V UN Equity	Visa Inc
ETN UN Equity	Eaton Corp PLC	MTB UN Equity	M&T Bank Corp	MAA UN Equity	Mid-America Apartment Communities Inc
ECL UN Equity	Ecolab Inc	XEL UW Equity	Xcel Energy Inc	XYL UN Equity	Xylem Inc/NY
PKI UN Equity	PerkinElmer Inc	FISV UW Equity	Fiserv Inc	MPC UN Equity	Marathon Petroleum Corp
EMR UN Equity	Emerson Electric Co	FITB UW Equity	Fifth Third Bancorp	TSCO UW Equity	Tractor Supply Co
EOG UN Equity	EOG Resources Inc	GILD UW Equity	Gilead Sciences Inc	AMD UW Equity	Advanced Micro Devices Inc
ETR UN Equity	Entergy Corp	HAS UW Equity	Hasbro Inc	RMD UN Equity	ResMed Inc

Earnings Release | 1Q.2020
Banco Santander México
106

EFX UN Equity	Equifax Inc	HBAN UW Equity	Huntington Bancshares Inc/OH	MTD UN Equity	Mettler-Toledo International Inc
IQV UN Equity	IQVIA Holdings Inc	WELL UN Equity	Welltower Inc	CPRT UW Equity	Copart Inc
IT UN Equity	Gartner Inc	BIIB UW Equity	Biogen Inc	ALB UN Equity	Albemarle Corp
FDX UN Equity	FedEx Corp	NTRS UW Equity	Northern Trust Corp	FTNT UW Equity	Fortinet Inc
M UN Equity	Macy's Inc	PKG UN Equity	Packaging Corp of America	ESS UN Equity	Essex Property Trust Inc
FMC UN Equity	FMC Corp	PAYX UW Equity	Paychex Inc	O UN Equity	Realty Income Corp
F UN Equity	Ford Motor Co	PBCT UW Equity	People's United Financial Inc	STX UW Equity	Seagate Technology PLC
NEE UN Equity	NextEra Energy Inc	QCOM UW Equity	QUALCOMM Inc	WRK UN Equity	Westrock Co
BEN UN Equity	Franklin Resources Inc	ROP UN Equity	Roper Technologies Inc	INFO UW Equity	IHS Markit Ltd
FCX UN Equity	Freeport-McMoRan Inc	ROST UW Equity	Ross Stores Inc	WAB UN Equity	Wabtec Corp
GPS UN Equity	Gap Inc/The	IDXX UW Equity	IDEXX Laboratories Inc	WDC UW Equity	Western Digital Corp
GD UN Equity	General Dynamics Corp	SBUX UW Equity	Starbucks Corp	PEP UW Equity	PepsiCo Inc
GIS UN Equity	General Mills Inc	KEY UN Equity	KeyCorp	FANG UW Equity	Diamondback Energy Inc
GPC UN Equity	Genuine Parts Co	FOXA UW Equity	Fox Corp	NKTR UW Equity	Nektar Therapeutics
ATO UN Equity	Atmos Energy Corp	FOX UW Equity	Fox Corp	MXIM UW Equity	Maxim Integrated Products Inc
GWW UN Equity	WW Grainger Inc	STT UN Equity	State Street Corp	CHD UN Equity	Church & Dwight Co Inc
HAL UN Equity	Halliburton Co	NCLH UN Equity	Norwegian Cruise Line Holdings Ltd	DRE UN Equity	Duke Realty Corp
HOG UN Equity	Harley-Davidson Inc	USB UN Equity	US Bancorp	FRT UN Equity	Federal Realty Investment Trust
LHX UN Equity	L3Harris Technologies Inc	AOS UN Equity	AO Smith Corp	MGM UN Equity	MGM Resorts International
HCP UN Equity	HCP Inc	SYMC UW Equity	Symantec Corp	JBHT UW Equity	JB Hunt Transport Services Inc
HP UN Equity	Helmerich & Payne Inc	TROW UW Equity	T Rowe Price Group Inc	LRCX UW Equity	Lam Research Corp
FTV UN Equity	Fortive Corp	WM UN Equity	Waste Management Inc	MHK UN Equity	Mohawk Industries Inc
HSY UN Equity	Hershey Co/The	CBS UN Equity	CBS Corp	PNR UN Equity	Pentair PLC
SYF UN Equity	Synchrony Financial	AGN UN Equity	Allergan PLC	VRTX UW Equity	Vertex Pharmaceuticals Inc
HRL UN Equity	Hormel Foods Corp	STZ UN Equity	Constellation Brands Inc	AMCR UN Equity	Amcor PLC

Earnings Release | 1Q.2020
Banco Santander México
107

AJG UN Equity	Arthur J Gallagher & Co	XLNX UW Equity	Xilinx Inc	FB UW Equity	Facebook Inc
MDLZ UW Equity	Mondelez International Inc	XRAY UW Equity	DENTSPLY SIRONA Inc	URI UN Equity	United Rentals Inc
CNP UN Equity	CenterPoint Energy Inc	ZION UW Equity	Zions Bancorp NA	ABMD UW Equity	ABIOMED Inc
HUM UN Equity	Humana Inc	ALK UN Equity	Alaska Air Group Inc	ARE UN Equity	Alexandria Real Estate Equities Inc
WLTW UW Equity	Willis Towers Watson PLC	IVZ UN Equity	Invesco Ltd	DAL UN Equity	Delta Air Lines Inc
ITW UN Equity	Illinois Tool Works Inc	LIN UN Equity	Linde PLC	UAL UW Equity	United Airlines Holdings Inc
IR UN Equity	Ingersoll-Rand PLC	INTU UW Equity	Intuit Inc	NWS UW Equity	News Corp
FL UN Equity	Foot Locker Inc	MS UN Equity	Morgan Stanley	CNC UN Equity	Centene Corp
IPG UN Equity	Interpublic Group of Cos Inc/The	MCHP UW Equity	Microchip Technology Inc	MAC UN Equity	Macerich Co/The
IFF UN Equity	International Flavors & Fragrances Inc	CB UN Equity	Chubb Ltd	MLM UN Equity	Martin Marietta Materials Inc
JEC UN Equity	Jacobs Engineering Group Inc	HOLX UW Equity	Hologic Inc	PYPL UW Equity	PayPal Holdings Inc
HBI UN Equity	Hanesbrands Inc	CFG UN Equity	Citizens Financial Group Inc	COTY UN Equity	Coty Inc
K UN Equity	Kellogg Co	ORLY UW Equity	O'Reilly Automotive Inc	DISH UW Equity	DISH Network Corp
BR UN Equity	Broadridge Financial Solutions Inc	ALL UN Equity	Allstate Corp/The	DOW UN Equity	Dow Inc
PRGO UN Equity	Perrigo Co PLC	FLIR UW Equity	FLIR Systems Inc	ALXN UW Equity	Alexion Pharmaceuticals Inc
KMB UN Equity	Kimberly-Clark Corp	EQR UN Equity	Equity Residential	RE UN Equity	Everest Re Group Ltd
KIM UN Equity	Kimco Realty Corp	BWA UN Equity	BorgWarner Inc	WCG UN Equity	WellCare Health Plans Inc
KSS UN Equity	Kohl's Corp	INCY UW Equity	Incyte Corp	NWSA UW Equity	News Corp
ORCL UN Equity	Oracle Corp	SPG UN Equity	Simon Property Group Inc	GPN UN Equity	Global Payments Inc
KR UN Equity	Kroger Co/The	EMN UN Equity	Eastman Chemical Co	CCI UN Equity	Crown Castle International Corp
LEG UN Equity	Leggett & Platt Inc	TWTR UN Equity	Twitter Inc	APTV UN Equity	Aptiv PLC
LEN UN Equity	Lennar Corp	AVB UN Equity	AvalonBay Communities Inc	AAP UN Equity	Advance Auto Parts Inc
JEF UN Equity	Jefferies Financial Group Inc	PRU UN Equity	Prudential Financial Inc	CPRI UN Equity	Capri Holdings Ltd
LLY UN Equity	Eli Lilly & Co	UPS UN Equity	United Parcel Service Inc	ALGN UW Equity	Align Technology Inc
LB UN Equity	L Brands Inc	AIV UN Equity	Apartment Investment & Management Co	ILMN UW Equity	Illumina Inc

Earnings Release | 1Q.2020
Banco Santander México
108

CHTR UW Equity	Charter Communications Inc	WBA UW Equity	Walgreens Boots Alliance Inc	ADS UN Equity	Alliance Data Systems Corp
LNC UN Equity	Lincoln National Corp	MCK UN Equity	McKesson Corp	LKQ UW Equity	LKQ Corp
L UN Equity	Loews Corp	LMT UN Equity	Lockheed Martin Corp	NLSN UN Equity	Nielsen Holdings PLC
LOW UN Equity	Lowe's Cos Inc	ABC UN Equity	AmerisourceBergen Corp	GRMN UW Equity	Garmin Ltd
HST UN Equity	Host Hotels & Resorts Inc	COF UN Equity	Capital One Financial Corp	XEC UN Equity	Cimarex Energy Co
MMC UN Equity	Marsh & McLennan Cos Inc	WAT UN Equity	Waters Corp	ZTS UN Equity	Zoetis Inc
MAS UN Equity	Masco Corp	DLTR UW Equity	Dollar Tree Inc	EQIX UW Equity	Equinix Inc
SPGI UN Equity	S&P Global Inc	DRI UN Equity	Darden Restaurants Inc	DLR UN Equity	Digital Realty Trust Inc
MDT UN Equity	Medtronic PLC	NTAP UW Equity	NetApp Inc	DISCK UW Equity	Discovery Inc
CVS UN Equity	CVS Health Corp	CTXS UW Equity	Citrix Systems Inc
DD UN Equity	DuPont de Nemours Inc	DXC UN Equity	DXC Technology Co

Frequency of Review of the sample:

Changes to sample are performed discretionally; there is no established periodicity.

For more information regarding this index, its background, main characteristics and selection criteria, please consult

www.indices.standardandpoors.com

Historical Evolution:

Comparison base: March 31, 2015

Period	Minimum Price	Maximum Price	Average Securities

Earnings Release | 1Q.2020
Banco Santander México
109

2015	1,867.61	2,130.82	639,419,475.58
2016	1,829.08	2,271.72	673,318,153.53
2017	2,238.83	2,690.16	567,284,554.67
2018	2,351.10	2,930.75	647,233,053.89
2019	2,447.89	3,240.02	572,985,179.79
1° Sem. 2018	2,581.00	2,872.87	646,249,029.04
2° Sem. 2018	2,351.10	2,930.75	648,201,034.85
1° Sem. 2019	2,447.89	2,954.18	613,818,722.34
2° Sem. 2019	2,840.60	3,240.02	532,817,401.52
October 2019	2,887.61	3,046.77	494,202,548.06
November 2019	3,066.91	3,153.63	499,142,354.27
December 2019	3,093.20	3,240.02	576,952,712.77
January 2020	3,225.52	3,329.62	562,227,678.94
February 2020	2,954.22	3,386.15	693,823,560.31
March 2020	2,237.40	3,130.12	1,220,907,805.42

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Historical: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

SPX004R DV006

Earnings Release | 1Q.2020
Banco Santander México
110

Payment Rights (MXN)
Market Price	Observed Price	Scenario 1 (TCF = 100%*TCI)	Scenario 2 (TCF = 70%*TCI)	Scenario 3 (TCF = 130%*TCI)
1,936.99	70	130.00	121.00	139.00
1,992.33	72	128.00	119.60	136.40
2,047.68	74	126.00	118.20	133.80
2,103.02	76	124.00	116.80	131.20
2,158.36	78	122.00	115.40	128.60
2,213.70	80	120.00	114.00	126.00
2,269.05	82	118.00	112.60	123.40
2,324.39	84	116.00	111.20	120.80
2,379.73	86	114.00	109.80	118.20
2,435.07	88	112.00	108.40	115.60
2,490.42	90	110.00	107.00	113.00
2,545.76	92	108.00	105.60	110.40
2,601.10	94	106.00	104.20	107.80
2,656.44	96	104.00	102.80	105.20
2,711.79	98	102.00	101.40	102.60
2,767.13	100	109.84	106.89	112.79
2,822.47	102	109.84	106.89	112.79
2,877.82	104	109.84	106.89	112.79
2,933.16	106	109.84	106.89	112.79
2,988.50	108	109.84	106.89	112.79
3,043.84	110	109.84	106.89	112.79
3,099.19	112	109.84	106.89	112.79
3,154.53	114	109.84	106.89	112.79
3,209.87	116	109.84	106.89	112.79
3,265.21	118	109.84	106.89	112.79
3,320.56	120	109.84	106.89	112.79
3,375.90	122	109.84	106.89	112.79
3,431.24	124	109.84	106.89	112.79

Earnings Release | 1Q.2020
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111

3,486.58	126	109.84	106.89	112.79
3,541.93	128	109.84	106.89	112.79

ii)	Eurostoxx 50

Eurostoxx 50 is a stock index of the European zone designed by Stoxx Ltd, an index supplier of Deutsche Böese and SIX Group. Its goal is to provide a “blue chip” representation of the leaders of the European zone.

Methodology

The index universe is defined as all the components of the 19 Euro Stoxx indexes of the supersector. The components stocks are ranked regarding the shares outstanding. The more floating shares are added to the selection list until the coverage is closed, but without not exceeding 60% of the free floatation from the Total Euro Stoxx Market Index (TMI). If the following ordered stocks have a coverage of nearly 60% in absolute terms, then they will be added to the selected list.

Any remaining stock that is an actual component of the index is added to the selection list.

The listed stocks are ordered from the highest to the lowest. The actions in the list are ordered from highest to lowest shares. In exceptional cases, the Oversight Committee may add or remove stocks to the list.

Selection of the shares:

• The 40 stocks with more outstanding shares in the selection list are chosen as components.
• Any remaining component of the Euro Stoxx 50 index place between 41 and 60 is added as index component
• If the number of components is still less than 50 , then the actions with the highest number of shares outstanding are added to make 50 shares.

Frequency of Review
The index composition is reviewed annually in September. The components are monitored monthly.

Weighting
The index is weighted by market capitalization of free float. The weight of each component is capped to 10% of the free float market. Free float weights are reviewed quarterly.

Here the list of values in the sample:

Ticker	Name	Ticker	Name
OR FP Equity	L'Oreal SA	ISP IM Equity	Intesa Sanpaolo SpA
DG FP Equity	Vinci SA	ENI IM Equity	Eni SpA
BBVA SQ Equity	Banco Bilbao Vizcaya Argentaria SA	ENGI FP Equity	Engie SA
SAN SQ Equity	Banco Santander SA	ORA FP Equity	Orange SA
ASML NA Equity	ASML Holding NV	ABI BB Equity	Anheuser-Busch InBev SA/NV
URW NA Equity	Unibail-Rodamco-Westfield	SAN FP Equity	Sanofi
PHIA NA Equity	Koninklijke Philips NV	GLE FP Equity	Societe Generale SA
TEF SQ Equity	Telefonica SA	ENEL IM Equity	Enel SpA
FP FP Equity	TOTAL SA	NOKIA FH Equity	Nokia OYJ
AI FP Equity	Air Liquide SA	SU FP Equity	Schneider Electric SE
CS FP Equity	AXA SA	ALV GY Equity	Allianz SE
BNP FP Equity	BNP Paribas SA	AIR FP Equity	Airbus SE
BN FP Equity	Danone SA	BAYN GY Equity	Bayer AG
VIV FP Equity	Vivendi SA	BMW GY Equity	Bayerische Motoren Werke AG
EL FP Equity	EssilorLuxottica SA	CRH ID Equity	CRH PLC
MC FP Equity	LVMH Moet Hennessy Louis Vuitton SE	BAS GY Equity	BASF SE
KER FP Equity	Kering SA	SIE GY Equity	Siemens AG
AMS SQ Equity	Amadeus IT Group SA	VOW3 GY Equity	Volkswagen AG
SAF FP Equity	Safran SA	MUV2 GY Equity	Munich Re
AD NA Equity	Koninklijke Ahold Delhaize NV	FRE GY Equity	Fresenius SE & Co KGaA

Earnings Release | 1Q.2020
Banco Santander México
112

UNA NA Equity	Unilever NV	SAP GY Equity	SAP SE
IBE SQ Equity	Iberdrola SA	ADS GY Equity	adidas AG
INGA NA Equity	ING Groep NV	DTE GY Equity	Deutsche Telekom AG
LIN GY Equity	Linde PLC	DPW GY Equity	Deutsche Post AG
ITX SQ Equity	Industria de Diseño Textil SA	DAI GY Equity	Daimler AG

For more information on this index regarding its background, main characteristics and the criteria for the selection of issuers, please visit www.stoxx.com

Historical Evolution:

Comparison base: March 31, 2015

Period	Minimum Price	Maximum Price	Average (securities)
2015	3,019.34	3,828.78	628,465,059.22
2016	2,680.35	3,290.52	670,496,806.23
2017	3,230.68	3,697.40	480,238,812.63
2018	2,937.36	3,672.29	495,509,098.11
2019	2,954.66	3,782.27	450,435,611.05
1° Sem. 2018	3,278.72	3,672.29	525,141,755.13
2° Sem. 2018	2,937.36	3,527.18	466,359,582.24
1° Sem. 2019	2,954.66	3,514.62	473,592,625.64
2° Sem. 2019	3,282.78	3,782.27	427,656,156.48
October 2019	3,413.31	3,625.69	485,468,230.84
November 2019	3,623.74	3,712.85	410,637,596.13
December 2019	3,610.99	3,782.27	434,627,950.87
January 2020	3,640.91	3,808.26	349,100,554.35
February 2020	3,329.49	3,865.18	541,799,087.07
March 2020	2,385.82	3,420.56	1,045,078,385.71

Earnings Release | 1Q.2020
Banco Santander México
113

Historical Volatility:

Quantitative examples that ilustrate possible gains or losses

SXE009R DC058

Market Price	Observed Price	Payment Rights
2,379.44	70	100.00
2,447.42	72	100.00
2,515.41	74	100.00
2,583.39	76	100.00
2,651.38	78	100.00

Earnings Release | 1Q.2020
Banco Santander México
114

2,719.36	80	100.00
2,787.34	82	100.00
2,855.33	84	100.00
2,923.31	86	100.00
2,991.30	88	100.00
3,059.28	90	100.00
3,127.26	92	100.00
3,195.25	94	100.00
3,263.23	96	100.00
3,331.22	98	100.00
3,399.20	100	100.00
3,467.18	102	106.22
3,535.17	104	112.44
3,603.15	106	118.66
3,671.14	108	124.88
3,739.12	110	131.10
3,807.10	112	137.32
3,875.09	114	143.54
3,943.07	116	146.65
4,011.06	118	146.65
4,079.04	120	146.65
4,147.02	122	146.65
4,215.01	124	146.65
4,282.99	126	146.65
4,350.98	128	146.65

SXE108R DC063

Payment Rights
under different scenarios of observed price
$140
$130
$120
$110
$100
$90
$80
50.00
70.00
90.00
110.00
130.00
150.00
Observed Price

Observed Price	Market Price	Payment Rights
1.00	38.3654	90
6.00	230.1924	90
11.00	422.0194	90
16.00	613.8464	90

Earnings Release | 1Q.2020
Banco Santander México
115

21.00	805.6734	90
26.00	997.5004	90
31.00	1189.3274	90
36.00	1381.1544	90
41.00	1572.9814	90
46.00	1764.8084	90
51.00	1956.6354	90
56.00	2148.4624	90
61.00	2340.2894	90
66.00	2532.1164	90
71.00	2723.9434	90
76.00	2915.7704	90
81.00	3107.5974	90
86.00	3299.4244	90
91.00	3491.2514	91
96.00	3683.0784	96
101.00	3874.9054	125
106.00	4066.7324	125
111.00	4258.5594	125
116.00	4450.3864	125
121.00	4642.2134	125
126.00	4834.0404	126
131.00	5025.8674	131
136.00	5217.6944	136
141.00	5409.5214	141
146.00	5601.3484	146
151.00	5793.1754	151
156.00	5985.0024	156
161.00	6176.8294	161
166.00	6368.6564	166
171.00	6560.4834	171
176.00	6752.3104	176
181.00	6944.1374	181
186.00	7135.9644	186
191.00	7327.7914	191
196.00	7519.6184	196
201.00	7711.4454	201
206.00	7903.2724	206
211.00	8095.0994	211
216.00	8286.9264	216
221.00	8478.7534	221
226.00	8670.5804	226
231.00	8862.4074	231

Earnings Release | 1Q.2020
Banco Santander México
116

Stocks

For more information regarding stocks, investors may consult the following Internet sites:

www.bmv.com.mx

www.bloomberg.com

Bloomberg page does not constitute a part of the prospectus and consequently, the Commission did not review it.

Some Issuers have a Market Maker. The effect of the performance of the market maker is reflected as an increase in the levels of operation and an improvement in the bid-offer spread of the prices of the stocks of the corresponding Issuer.

Stock	Ticker
Facebook, Inc.	FB*

I.	Facebook Inc. (FB*)

Stock Market where it is quoted:

Nasdaq

Description:

Facebook, Inc. operates a social networking website. The Company website allows people to communicate with their family, friends, and coworkers. Facebook develops technologies that facilitate the sharing of information, photographs, website links, and videos. Facebook users have the ability to share and restrict information based on their own specific criteria.

Historical Evolution:

Comparison base: March 31, 2015

Period	Minimum Price	Maximum Price	Average (securities)
2015	77.46	109.01	27,069,253.47
2016	94.16	133.28	25,385,708.73
2017	115.05	183.03	16,674,596.54
2018	124.06	217.50	27,262,166.58
2019	131.09	208.10	16,094,515.08
1° Sem. 2018	152.22	202.00	27,985,086.01
2° Sem. 2018	124.06	217.50	26,551,033.88
1° Sem. 2019	131.09	195.47	18,274,490.02
2° Sem. 2019	174.60	208.10	13,950,083.22
October 2019	174.60	191.65	13,902,934.87
November 2019	189.61	202.00	12,908,549.83
December 2019	194.11	208.10	13,859,161.35
January 2020	201.91	223.23	15,330,400.19

Earnings Release | 1Q.2020
Banco Santander México
117

February 2020	189.75	217.80	17,167,069.10
March 2020	146.01	196.44	29,553,856.48

Historical Volatility:

Material Suspensions:

No material suspensions have occurred in the trading of this stock during the last three years.

FBK102L DC053

ket Price	Observed Price	Observation Dates 1 to 3	Exercise Dates 1 to 3	Exercise Date 4
-	0	$ -	$ -	$ 70.00
8.50	5	$ -	$ -	$ 70.00
17.00	10	$ -	$ -	$ 70.00
25.50	15	$ -	$ -	$ 70.00
34.00	20	$ -	$ -	$ 70.00
42.50	25	$ -	$ -	$ 70.00
51.00	30	$ -	$ -	$ 70.00

Earnings Release | 1Q.2020
Banco Santander México
118

59.50	35	$ -	$ -	$ 70.00
68.00	40	$ -	$ -	$ 70.00
76.50	45	$ -	$ -	$ 70.00
85.00	50	$ -	$ -	$ 70.00
93.50	55	$ -	$ -	$ 70.00
102.00	60	$ -	$ -	$ 70.00
110.50	65	$ -	$ -	$ 75.00
119.00	70	$ -	$ -	$ 80.00
127.50	75	$ -	$ -	$ 85.00
136.00	80	$ -	$ -	$ 90.00
144.50	85	$ -	$ -	$ 95.00
153.00	90	$ 3.00	$ -	$ 103.00
161.50	95	$ 3.00	$ -	$ 103.00
170.00	100	$ -	$ 103.00	$ 103.00
178.50	105	$ -	$ 103.00	$ 103.00
187.00	110	$ -	$ 103.00	$ 103.00
195.50	115	$ -	$ 103.00	$ 103.00
204.00	120	$ -	$ 103.00	$ 103.00
212.50	125	$ -	$ 103.00	$ 103.00
221.00	130	$ -	$ 103.00	$ 103.00
229.50	135	$ -	$ 103.00	$ 103.00
238.00	140	$ -	$ 103.00	$ 103.00

Earnings Release | 1Q.2020
Banco Santander México
119

Hedged Position as of March 31st, 2020
Hedged Position
EMISORAS: FBK102L DC053, SXE108R DC063, SXE009R DC058, SPX004R DV006.

Asset Type	Issuer / Serie	Number of Shares	Market Price	Beta Coef.	Period in Months used for Beta	Delta Coefic. (For Options and Warrants)	Delta (Shares)	Delta (Securities)
HEDGE	FBK102L DC053	835,000	0.00	1.0000	12	1.000000	835,000.00	(8,804.1009)
HEDGE	SXE108R DC063	808,500	0.00	1.0000	12	1.000000	808,500.00	46.4162
HEDGE	SXE009R DC058	464,000	0.00	1.0000	12	1.000000	464,000.00	73.4747
HEDGE	MINI-SP FUT	3	2,569.75	1.0000	12	1.000000	3.00	150.0000
OBLIGATION	FBK102L DC053	835,000	86.50	1.0000	12	0.010544	8,804.10	8,804.1009
OBLIGATION	SXE108R DC063	808,500	84.48	1.0000	12	0.000057	46.42	(46.4162)
OBLIGATION	SXE009R DC058	464,000	98.93	1.0000	12	0.000158	73.4747	(73.4747)
OBLIGATION	SPX004R DV006	190,000	107.26	1.0000	12	0.000943	179.2523	(179.2523)

Delta as Issuers
Issuer / Serie	Asset Type	Total
MINI-SP FUT	HEDGE	150.000000
SPX004R DV006	OBLIGATION	(179.252340)
SXE009R DC058	HEDGE	73.474670
	OBLIGATION	(73.474670)
FBK102L DC053	HEDGE	(8,804.100860)
	OBLIGATION	8,804.100860
SXE108R DC063	HEDGE	46.416190
MINI-SP FUT	OBLIGATION	(46.416190)
Total		(29.252340)

Issuer	Delta (Shares)	Original Beta	Standard Error	Delta (Shares)	Delta Hedge in Securities	Delta Obligations in Securities
FBK102L DC053	0.0000	1.0000	0.000000	0.0000	(8,804.1009)	8,804.1009
SXE108R DC063	0.0000	1.0000	0.000000	0.0000	46.4162	(46.4162)
SXE009R DC058	0.0000	1.0000	0.000000	0.0000	73.4747	(73.4747)
SPX004R DV006	(29.2523)	1.0000	0.000000	(29.2523)	150.0000	(179.2523)

Earnings Release | 1Q.2020
Banco Santander México
120

Item 2

1Q.20
Earnings Presentation

BSMX LISTED NYSE

Santander

1Q.20 Earnings Presentation Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.

Safe Harbor Statement 2 Banco Santander México cautions that this presentation may contain forward - looking statements within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . These forward - looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with : asset growth and sources of funding ; growth of our fee - based business ; expansion of our distribution network ; financing plans ; competition ; impact of regulation and the interpretation thereof ; action to modify or revoke our banking license ; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk ; exposure to credit risks including credit default risk and settlement risk ; projected capital expenditures ; capitalization requirements and level of reserves ; investment in our formation technology platform ; liquidity ; trends affecting the economy generally ; and trends affecting our financial condition and our results of operations . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward - looking statements . These factors include, among other things : changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies ; changes in economic conditions, in Mexico in particular, in the United States or globally ; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank ( Banco de México ) ; inflation ; deflation ; unemployment ; unanticipated turbulence in interest rates ; movements in foreign exchange rates ; movements in equity prices or other rates or prices ; changes in Mexican and foreign policies, legislation and regulations ; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government ; changes in taxes and tax laws ; competition, changes in competition and pricing environments ; our inability to hedge certain risks economically ; economic conditions that affect consumer spending and the ability of customers to comply with obligations ; the adequacy of allowance for impairment losses and other losses ; increased default by borrowers ; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions ; technological changes ; changes in consumer spending and saving habits ; increased costs ; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms ; changes in, or failure to comply with, banking regulations or their interpretation ; and certain other risk factors included in our annual report on Form 20 - F . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U . S . Securities and Exchange Commission, could adversely affect our business and financial performance . The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward - looking statements . You should not place undue reliance on such statements, which speak only as of the date they were made . We undertake no obligation to update publicly or to revise any forward - looking statements after we distribute this presentation because of new information, future events or other factors . In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance . Note : The information contained in this presentation is not audited . Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission ( Comisión Nacional Bancaria y de Valores ) for credit institutions, as amended (Mexican Banking GAAP) . All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated . Historical figures are not adjusted by inflation .

Solid Quarter, Strong Capital and Liquidity, Healthy Asset Quality, Well Positioned to Face COVID - 19 Impact 3 Source: Company filings under CNBV GAAP. 1Q20 Highlights  Loan book up 12.2% YoY and deposits up 15.3% boosted by corporates, middle - market and government customers  Stable asset quality  Strong capital and liquidity position, supported with recent issuance of U.S.$1.75 billion of senior notes due 2025 Launching measures to mitigate COVID - 19 impact  Operational resiliency and actions to ensure the health of our employees  Support programs for individuals and SMEs  Community support actions focused on awareness and funding campaigns

4 Employees Customers Initiatives Implemented to Mitigate the COVID - 19 Pandemic – Employees and Customers ▪ Operational readiness for servicing customers through all digital channels and contact centers ▪ Debtor Relief Program for Individuals and SMEs ▪ Participation in Federal Program to Support Small Businesses ▪ Zero Interest Payments in Credit Cards for 3 months for purchases at on - line supermarkets and 5 to 10 months on purchases at pharmacies, laboratories and hospitals ▪ Bank’s health insurance products offer coverage for the COVID - 19 pandemic ▪ Established work - from - home protocols for business continuity ▪ Critical personnel works remotely or split into teams working on alternative schedules or at alternate work sites ▪ Branch employees are split into teams ▪ Additional IT resources channeled into remote operating tools and cybersecurity ▪ Special support line for confidential counseling Employees Branch , … Ho … Branch employees working from… Working … Critical , 10%

Customers Strong Response to Support Program

Debt relief program

Portfolio under support program

Personal, Payroll & Auto
15%
of credit amount
31%
SMEs
31%
52%
36%
17%
of product's loan book
8%
46%
Credit Cards
Mortgages

Santander
5

Note: Data as of April 28th 2020.

5 15% 46% 8% 31% SMEs Customers Strong Response to Support Program  Aimed at individuals and SMEs, with current loans as of Feb 28 , 2020 . Registration ends on April 30 th .  Includes credit cards, payroll and consumer loans, auto, mortgages and SME loans .  Benefits :  Grace period for up to 4 + 2 months  Customers will not enter the credit bureau  NPLs nor provisions will be affected during grace period  Nearly 406 , 000 customers have registered into the program Debt relief program Portfolio under support program The portfolio under support program represents 16% of the total loan book accounting for Ps.122Bn of credit amount of product’s loan book 36% 5 2% 31% Personal, Payroll & Auto Mortgages Credit Cards 17% Note: Data as of April 28 th 2020.

▪ Debtors support program for individuals and SMEs will not have an impact during the grace period neither on loan loss provisions nor NPLs ▪ Flexibility for using the capital conservation buffer of 2.5% without triggering any regulatory corrective measures ▪ Banks allowed to fall below 100% of their Liquidity Coverage Ratio (LCR) without consequences; volatility impact excluded from LCR ▪ Recommendation to abstain from paying dividends and repurchasing shares to enhance financial position ▪ Santander will participate in Federal Program to Support small businesses ▪ 10 actions to provide liquidity announced by Banxico 6 Government & Regulators Initiatives Implemented to Mitigate the COVID - 19 Pandemic – Government • Weight of fiscal stimulus ranges between 0% and 7% of GDP COVID - 19 support measures with fiscal impact 34.0 33.6 18.8 14.6 11.1 10.1 9.3 7.1 6.0 2.9 2.4 1.1 (as % of GDP) Includes loans, equity injections, government guarantees as well as spending and revenue measures. Source : IMF as of April 8 th . Figures based on public announcements; final figures and deficit impact will depend on effective implementation. Including Guarantee and Liquidity programs plus fiscal packages.

Initiatives Implemented to Mitigate the COVID-19 Pandemic – Communities

Community

#YoMeQuedoEnCasa
#HéroesConBata

Esto lo superamos juntos

No podemos ver sus rostros,
pero sí lo que hacen por
todos nosotros.
Gracias
Héroes con bata
#YoMeQuedoEnCasa
Todos.
Juntos.
Ahora.

Santander

7

▪ Launch of campaigns to encourage people to stay at home and an appreciation campaign aimed at health professionals #YoMeQuedoEnCasa #HéroesConBata ▪ Santander launched a support website as a resource guide to help people and companies overcome the COVID - 19 crisis ▪ + Ps.55 million from Santander Universidades program channeled to support digital learning platforms at universities and scholarships for students ▪ ▪ Launch of a fund to collect resources from employees to aid those in need and the Bank will double the amount collected 7 Community Initiatives Implemented to Mitigate the COVID - 19 Pandemic – Communities Esto lo superamos juntos

8 Business Volumes Boosted by Corporate and Government Loans and Deposit Attraction Efforts  Business volumes grew significantly in March, as corporates tapped their committed lines of credit  Mortgages and payroll loans continue showing robust growth, while credit cards start to soften and SMEs continue decelerating  The recent depreciation of the Mexican peso contributed to relevant nominal increase in the loan portfolio  Deposits grew significantly in March, mainly driven by our efforts to compensate for loan growth  Individual demand deposits grew a solid 12 % YoY reflecting our continuing strategy of loyal customer acquisition 775 691 713 55 - 2 7 3 - 1 1T19 Total Loans Middle Mkt. & Corp. Gov&FinEnt Consumer 1Q19 Total loans 4Q19 Total loans 1Q20 Total loans Middle Mkt. & Corp SMEs Gov. & FinEnt Mortgage Consum. Loan portfolio grows in most business lines (Ps. Bn, ending balance) Deposit growth (Ps. Bn, ending balance) 810 702 692 - 2 120 1T19 Total D 4Q19 Total D Individuals Corporates 1Q20 Total Loans 1Q19 Total Deposits 4Q19 Total Deposits 1Q20 Total Deposits Individuals Corp. 12.2% 15.3%

9 Solid 1Q20 Results with Non - Material Impact from COVID - 19 Pandemic % Variation 1Q20 QoQ YoY Net interest income 16,896 1.0 2.7 Provisions for loan losses (5,165) 6.2 19.6 Net interest income after provisions for loan losses 11,731 (1.1) (3.3) Commission and fee income (net) 4,697 8.6 6.1 Net gain (loss) on financial assets and liabilities 883 (39.6) 166.0 Other operating income (212) (64.7) (61.5) Administrative and promotional expenses (9,785) (5.4) 5.7 Operating income 7,314 9.1 3.3 Equity in results of associated companies 4 — — Operating income before income taxes 7,318 9.1 3.3 Income taxes (net) (1,904) 6.4 6.3 Net income 5,414 10.1 2.3  NII impacted by lower interest rates and low margin segments growth  Asset quality remains healthy while LLR were affected by internal model adoption  Net fees driven by robust cash management, investment banking and insurance fees offset by lower credit card usage  Expenses and efficiency reflect amortization of strategic investments, in line with original guidance  Net Income impacted by lower interest rates, higher non - recurrent provisions, and higher tax rate 1Q20 QoQ Var YoY Var  Efficiency ratio 2 43.95% - 326 bps - 86 bps  ROAE 3 15.48% +60 bps - 92 bps Source: Company filings under CNBV GAAP. Notes: 1) Quarterly ratio = Annualized quarterly opex as percentage of annualized quarterly income before opex - net of allowances (1Q20*4). 2) Quarterly ratio = Annualized quarterly net income as a percentage of average equity (4Q19;1Q20).

Diversified Business with Prudent Origination Healthy Asset Quality and Diversified Business with Prudent Origination  Main focus in defensive products (i.e. payroll lending and mortgages)  Defensive SME portfolio (68% of loan portfolio is guaranteed by NAFIN)  Prudent loan origination practices  9.2% of the loan portfolio is exposed to most vulnerable sectors due to Covid - 19 pandemic: oil & gas, transportation, hotels and restaurants and automotive industries Cost of risk 1 Commercial loan portfolio breakdown by Industry 3 Commerce , 21% Professional and Technical Services , 17% Construction , 16% Oil & Gas , 7% Communication , 5% Transport , 5% Agriculture , 5% Food, Beverages and Tobacco , 4% Lodging and Restaurants , 3% Other , 17% 1Q19 4Q19 1Q20 Var YoY (bps) Var QoQ (bps) Consumer 3.65% 3.81% 3.73% 8 (8) Credit Card 4.08% 4.14% 4.14% 6 0 O . consumer 3.22% 3.46% 3.31% 9 (15) Mortgages 3.74% 4.13% 4.33% 59 20 Commercial 2 1.24% 1.25% 1.13% (11) (12) SMEs 2.16% 2.42% 2.61% 45 19 NPL ratio 2.15% 2.28% 2.16% 1 (12) NPL Ratio 1Q19 2Q19 3Q19 2.62% 4Q19 1Q20 2.69% 2.70% 2.60% 2.65% +5bps - 4 bps Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Year to date = Annualized loan loss reserves (LTM) as percentage of average loans (LTM). 2) Commercial loans include: Middle - Market, SMEs, corporates, financial institutions and government. 3) As of December 31, 2019. 10

Strong Capital Position and Liquidity Profile

CET1

11.1% CET1
+290bps
+540bps
8.2%
Capital conservation buffer (waived) 2.5%
Systemic buffer
1.2%
Minimum CET1 Ratio
4.5%
Regulatory Minimum
1Q20

Liquidity Coverage Ratio (LCR[1])

125%
25% above regulatory minimum
100%
Regulatory Minimum
1Q20

Debt Maturity (pro forma for recent issuance)

31,093[2]
14,197
31,649
10,150
31,571
12,143[3]
2020
2021
2022
2026
2028
>2028

Santander

11

1.2% 8.2% 2.5% Strong Capital Position and Liquidity Profile Debt Maturity (pro forma for recent issuance) CET1 11.1% 13.1 % Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) LCR = Liquidity Coverage Ratio. 2) Including short - term positions. 3) Including additional Tier 1 Capital Notes issued in December 2016. Liquidity Coverage Ratio (LCR 1 ) 100% 125% Regulatory Minimum 1Q20 25% above regulatory minimum  Core Capital well in excess of regulatory minimums  1Q20 LCR of 125% in average and 136% by quarter end, well above 100% Banxico regulatory requirement  On April 14, the bank issued U.S.$1.75 billion of 5.375% senior notes due 2025 that will further strengthen liquidity  Diversified funding sources and manageable maturity profile +540bps Regulatory Minimum 1Q20 Capital conservation buffer (waived) 4.5% CET1 +290bps Systemic buffer Minimum CET1 Ratio 11 14,197 31,649 10,150 31,571 2020 2021 2028 2022 12,143 3 >2028 2026 31,093 2

Guidance 2020 Withdrawn Due to Lack of Visibility Total Loans Δ 5% - 7% Total Deposits Δ 2% - 4% Cost of Risk (Net of recoveries ) 2.7% - 2.9% Expenses Δ 5% - 7% Tax Rate 26% - 27% Net Income Δ 3% - 5% 12 Metrics 2020 Withdrawn Target

Questions and Answers

Annex 1
1Q20 Earnings Full Presentation

Santander
14

14 Annex 1 1Q20 Earnings Full Presentation

Solid Quarter, Strong Capital and Liquidity, Healthy Asset Quality, Non - Material Impact of COVID - 19 Pandemic Yet 15 Source: Company filings under CNBV GAAP. Notes: 1) Year to date = Annualized loan loss reserves (LTM) as percentage of average loans (LTM). 2) Quarterly ratio = Annualized quarterly opex as percentage of annualized quarterly income before opex - net of allowances (1Q20*4). 3) Quarterly ratio = Annualized quarterly net income as a percentage of average equity (4Q19;1Q20). Loan book up 12.2% YoY  Growth boosted by corporates, middle - market and government loans  Mortgages and payroll lending continue showing robust growth Deposit base up 15.3% YoY  Individual demand deposits +11.7% YoY  Individual term deposits +4.3% YoY Stable asset quality  NPL ratio 2.16% +1 bps  Cost of risk 1 2.65% - 4 bps Improvement in efficiency while maintaining strong profit levels  Efficiency ratio 2 43.95% - 86 bps  ROAE 3 15.48% - 92 bps 1Q20 YoY Var 1Q20 YoY Var  Corporate demand deposits +15.6% YoY  Corporate term deposits +23.7% YoY Strong capital and liquidity position supported with recent issuance of U.S.$1.75 billion of 5.375% senior notes due 2025  CET1 11.06%  LCR 124.99% 1Q20

Continued Increase in Loyal, Digital and Mobile Customers

Loyal Customers[1]

+24.4%
2,652
2,844
2,980
3,168
3,300
1Q19
2Q19
3Q19
4Q19
1Q20

Digital Transactions / Total Transactions[2]

16.5%
19%
81%
25.4%
8%
92%
Internet
Mobile
Mar'19
Mar'20

A loyal customer is 4x more profitable

Digital Customers[1]

+37.8%
3,227
3,512
3,815
4,170
4,448
1Q19
2Q19
3Q19
4Q19
1Q20

Mobile Customers[1]

+51.4%
2,784
3,094
3,425
3,803
4,215
1Q19
2Q19
3Q19
4Q19
1Q20

Santander

16

Continued Increase in Loyal, Digital and Mobile Customers 16 Notes: 1) Thousands of customers. 2) Monetary transactions of individuals. Figures may vary from those previously reported due to restatements. Loyal Customers 1 Digital Customers 1 Digital Transactions / Total Transactions 2 Mobile Customers 1 3Q19 1Q19 2,652 2Q19 4Q19 1Q20 2,844 2,980 3,168 3,300 +24.4% 1Q19 3Q19 2Q19 4Q19 1Q20 3,815 3,512 3,227 4,170 4,448 +37.8% 2Q19 3,425 2,784 1Q19 1Q20 3Q19 4Q19 3,094 4,215 3,803 +51.4% A loyal customer is 4x more profitable 92% Mar’19 19% 81% 8% 25.4% 16.5% Mar’20 Internet Mobile

Soft Uptick in System Loans and Deposits Growth

Total Loans

YoY Growth
5,254
5,352
5,335
5,406
5,440
10.1%
7.5%
5.8%
4.3%
4.4%
1Q19
2Q19
3Q19
4Q19
Feb'20

Total Deposits

YoY Growth
5,104
5,223
5,160
5,310
5,302
8.4%
6.1%
5.2%
4.5%
4.6%
1Q19
2Q19
3Q19
4Q19
Feb'20

Consumer Loans[1] (YoY Growth)

Demand Deposits (YoY Growth)

3.9%
1.2%
6.0%
6.4%
7.2%
1Q19
2Q19
3Q19
4Q19
Feb'20

Santander

17

Soft Uptick in System Loans and Deposits Growth 17 Source: CNBV Banks as of February 2020 in billion pesos. Notes: 1) Includes credit cards, payroll, personal and auto loans. Total Loans Total Deposits Consumer Loans 1 (YoY Growth) Demand Deposits (YoY Growth) 4.3% 1Q19 7.5% 10.1% 2Q19 5.8% 3Q19 4Q19 4.4% Feb’20 5,254 5,352 5,335 5,406 5,440 YoY Growth 5,104 4.5% 6.1% 5.2% 1Q19 2Q19 8.4% 3Q19 4Q19 4.6% Feb’20 5,223 5,160 5,310 5,302 YoY Growth 2Q19 3Q19 1Q19 4Q19 Feb’20 6.4% 6.4% 6.0% 5.2% 4.7% 1Q19 6.0% 2Q19 3Q19 1.2% 4Q19 Feb’20 3.9% 6.4% 7.2%

Santander Mexico Loan Growth Boosted by Commercial Portfolio

Total Loans

+12.2%
775,809
+8.7%
691,226
700,329
697,326
713,680
1Q19
2Q19
3Q19
4Q19
1Q20

Loan Portfolio Breakdown

Consumer 7%
Credit Cards 7%
Middle-Market 28%
Mortgages 20%
Corporates 16%
SMEs 10%
Gov&FinEnt 12%

Source: Company filings under CNBV GAAP, in million pesos.

Santander

18

18 Santander Mexico Loan Growth Boosted by Commercial Portfolio Source: Company filings under CNBV GAAP, in million pesos. Total Loans Loan Portfolio Breakdown 700,329 1Q19 2Q19 3Q19 4Q19 1Q20 691,226 697,326 713,680 775,809 +8.7% +12.2% 1Q20 Var YoY Contribution to: Loans NII Loans High - margin s egments : Middle - market 214,054 16.5% 52.1% 66.7% SMEs 74,587 (4.7%) Credit cards 57,624 2.0% Consumer 58,287 4.9% 404,552 8.2% Low - margin segments : Corporates 122,347 28.2% 47.9% 33.3% Government & Financial Entities 93,696 19.1% Mortgages 155,214 8.4% 371,257 17.0% Middle - Market 28% Corporates 16% Gov&FinEnt 12% SMEs 10% Mortgages 20% Credit Cards 7% Consumer 7%

Individual Loans

1Q19 255,232 → +6.2% → 271,125 1Q20

Mortgages

+8.4%
143,182
145,651
148,733
151,929
155,214
+2.2%
1Q19
2Q19
3Q19
4Q19
1Q20

Credit Cards

+2.0%
56,473
57,476
58,960
59,478
57,624
-3.1%
1Q19
2Q19
3Q19
4Q19
1Q20

Consumer[1]

+4.9%
55,577
57,219
57,670
57,644
58,287
+1.1%
Personal
Payroll
1Q19
2Q19
3Q19
4Q19
1Q20

Santander

19

Hipoteca Plus Drives Organic Mortgage Growth while Payroll Loans Remain Robust; Credit Cards Impacted by COVID - 19 19 Source: Company filings under CNBV GAAP, in million pesos. Market position calculated with CNBV Banks as of February 2020. Notes: 1) Includes payroll, personal and auto loans. Individual Loans 271,125 255,232 1Q19 1Q20 +6.2% 2Q19 1Q19 3Q19 4Q19 1Q20 155,214 143,182 145,651 148,733 151,929 +2.2% +8.4% 3Q19 1Q19 2Q19 1Q20 4Q19 59,478 56,473 57,476 58,960 57,624 - 3.1% +2.0% 2Q19 1Q19 3Q19 1Q20 55,577 4Q19 57,219 57,670 57,644 58,287 +1.1% +4.9%  Double digit organic growth – up +12.6% YoY  # 3 top mortgage originator, with Hipoteca Plus accounting for 63% of new mortgages  Usage and balances negatively impacted by Covid - 19; usage down 6% YoY  3 rd largest market player  Sustained cross selling to payroll, mortgage and other existing clients  Gaining market share in payroll loans, up 8.2% YoY  Originated close to Ps.1.7 billion in auto loans over the LTM, bringing this portfolio to over Ps.2.6 billion Personal Payroll Mortgages Credit Cards Consumer 1

Commercial Loans

1Q19 435,994 → +15.8% → 504,684 1Q20

SMEs

-4.7%
78,229
79,491
78,075
76,344
74,587
-2.3%
1Q19
2Q19
3Q19
4Q19
1Q20

Middle-Market

Corporates

+28.2%
95,410
98,270
93,838
94,506
122,347
+29.5%
1Q19
2Q19
3Q19
4Q19
1Q20

Government & Fin. Ent.

+19.1%
78,664
74,169
74,482
87,165
93,696
+7.5%
1Q19
2Q19
3Q19
4Q19
1Q20

Santander

20

Source: Company filings under CNBV GAAP, in million pesos.

Strong Growth in Commercial Lending; Companies, Institutions and Governments Drawing on Credit Lines 20 Source: Company filings under CNBV GAAP, in million pesos. Commercial Loans 504,684 435,994 1Q19 1Q20 +15.8% SMEs Middle - Market Corporates Government & Fin. Ent . 1Q19 2Q19 74,587 3Q19 4Q19 78,075 1Q20 78,229 79,491 76,344 - 2.3% - 4.7% 4Q19 98,270 1Q19 2Q19 3Q19 1Q20 95,410 93,838 94,506 122,347 +29.5% +28.2% 3Q19 1Q19 4Q19 2Q19 1Q20 183,691 188,053 185,567 186,615 214,054 +14.7% +16.5% 4Q19 1Q19 3Q19 2Q19 1Q20 87,165 74,482 78,664 74,169 93,696 +7.5% +19.1%

Total Deposits

+15.3%
810,340
702,644
721,288
683,590
692,537
+17.0%
Term
Demand
34%
36%
36%
36%
34%
66%
64%
64%
64%
66%
1Q19
2Q19
3Q19
4Q19
1Q20

Demand Deposits

+14.5%
463,941
531,094
Individuals +11.7%
Corporate +15.6%
1Q19
1Q20

Term Deposits[1]

+17.0%
238,703
279,246
Individuals +4.3%
Corporate +23.7%
1Q19
1Q20

Santander

21

Strong Deposit Growth by Corporates Favoring Liquidity and Deposit Attraction Strategies 21 Total Deposits 683,590 34% 66% 1Q20 36% 1Q19 2Q19 64% 36% 64% Term 3Q19 36% 64% 4Q19 810,340 34% 66% Demand 702,644 721,288 692,537 +17.0% +15.3% Demand Deposits 1Q20 1Q19 463,941 531,094 +14.5% +11.7% Individuals Corporate +15.6% Term Deposits 1 238,703 1Q19 1Q20 279,246 +17.0%  Total retail deposits – up 8.9%.  Commercial customers drawing on credit lines boosted commercial deposits as most funds remained in deposit accounts and we launched a deposit attraction campaign. Source: Company filings under CNBV GAAP, in millions pesos. Notes: 1) Includes money market. Individuals Corporate +4.3% +23.7%

Strengthening our Liquidity Profile and Capital Position

Net Loans to Deposits[1]

95.41%
94.13%
98.89%
99.95%
92.94%
1Q19
2Q19
3Q19
4Q19
1Q20

Debt Maturity

31,093[3]
14,197
31,649
10,150
31,571
12,143[4]
2020
2021
2022
2026
2028
>2028

CET1 and Capitalization

16.90%
16.50%
16.89%
16.37%
16.23%
12.19
11.89
12.29
11.89
11.06
Tier 2
AT1
CET1
1Q19
2Q19
3Q19
4Q19
1Q20[5]

Santander

22

Strengthening our Liquidity Profile and Capital Position 22 Net Loans to Deposits 1 Debt Maturity CET1 and Capitalization  Diversified funding sources and manageable maturity profile  LCR 2 of 124.99%, well above 100% Banxico regulatory requirement  Tier 1 ratio decreased 100 bps to 12.50% Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Loans net of allowances divided by total deposits (Demand + Term). 2) LCR = Liquidity Coverage Ratio. / 3) Including short - term positions. 4) Including additional Tier 1 Capital Notes issued in December 2016. / 5) 1Q20 is preliminary. 94.13% 1Q20 1Q19 95.41% 92.94% 2Q19 4Q19 3Q19 98.89% 99.95% 14,197 31,649 10,150 31,571 2020 2028 2021 2022 2026 12,143 4 >2028 31,093 3 12.19 11.89 12.29 11.89 11.06 1Q20 5 16.37% 1Q19 2Q19 16.90% 3Q19 4Q19 16.50% Tier 2 AT1 CET1 16.89% 16.23%

Lower Interest Rates and Low Margin Segments Growth Explain Slowdown in NII and a Lower NIM 23 N et Interest Income and NIM 1  NII grew 2.7% YoY, principally due to: ▪ Strong interest income from: Investment in securities: +39.3% Credit cards: +9.6% Loan portfolio (ex - credit cards): +0.4%  NIM declined 13 bps YoY to 5.45% in 1Q20 and increased 6 bps QoQ Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized net interest income as percentage of daily average interest earnings assets (1Q20). 16,449 5.58 5.45 2Q19 1Q19 5.39 5.76 5.74 4Q19 3Q19 1Q20 16,588 16,589 16,727 16,896 +1.0% +2.7%

Robust Cash Management, Investment Banking and Insurance Fees Offset Lower Credit Card Usage by COVID - 19 24 Net Commissions and Fees Source: Company filings under CNBV GAAP, in million pesos. Notes: * Includes fees from collections and payments, account management, checks, foreign trade and others. 1Q20 3Q19 4,697 1Q19 2Q19 4Q19 4,426 4,580 4,325 4,697 +8.6% +6.1% Credit cards 27% Insurance 26% Cash management* 25% Financial advisory services 9% Investment funds 8% Purchase - sale of securities and money market transactions 5% Var YoY 1Q19 4Q19 1Q20 $$ % Credit cards 1,340 1,465 1,281 (59) (4.4%) Cash management* 1,262 1,115 1,386 124 9.8% Insurance 1,137 1,242 1,199 62 5.5% Financial advisory services 345 121 435 90 26.1% Investment funds 370 404 394 24 6.5% Purchase - sale of securities and money market transactions 161 186 210 49 30.4% Bank correspondents (189) (208) (208) (19) 10.1% Net commisions and fees 4,426 4,325 4,697 271 6.1%

Gross Operating Income Supported by Robust Market Related Income and Fees 25 Gross Operating Income 1 Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Gross operating income does not include other income. 3Q19 22,513 1Q19 2Q19 4Q19 22,270 1Q20 22,476 21,207 21,849 - 0.2% +6.0% Net Interest Income 75.2% Net Commissions and Fees 20.9% Market related revenue 3.9% Var YoY 1Q19 4Q19 1Q20 Var $$ Var % Net Interest Income 16,449 16,727 16,896 447 2.7% Net Commissions and Fees 4,426 4,325 4,697 271 6.1% Market related revenue 332 1,461 883 551 166.0% Gross Operating Income * 21,207 22,513 22,476 1,269 6.0%

Key Risk Metrics Remain Healthy; Loan Loss Reserves Affected by Internal Model Adoption 26 Loan Loss Reserves (LLR) Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Year to date = Annualized loan loss reserves (LTM) as percentage of average loans (LTM). 2) Commercial loans include: Middle - Market, SMEs, corporates, financial institutions and government. 1Q19 4Q19 2Q19 3Q19 1Q20 4,318 4,454 4,478 4,862 5,165 +6.2% +19.6% C ost of Risk 1 2Q19 1Q19 3Q19 4Q19 1Q20 2.69% 2.70% 2.62% 2.60% 2.65% +5bps - 4 bps NPL Ratio 1Q19 4Q19 1Q20 Var YoY (bps) Var QoQ (bps) Consumer 3.65% 3.81% 3.73% 8 (8) Credit Card 4.08% 4.14% 4.14% 6 0 Other consumer 3.22% 3.46% 3.31% 9 (15) Mortgages 3.74% 4.13% 4.33% 59 20 Commercial 2 1.24% 1.25% 1.13% (11) (12) SMEs 2.16% 2.42% 2.61% 45 19 NPL ratio 2.15% 2.28% 2.16% 1 (12)

Expenses and Efficiency Reflect Amortization of Strategic Investments

Administrative & Promotional Expenses

Efficiency[1]

-86bps
-326bps
44.81%
44.29%
45.11%
47.21%
43.95%
1Q19
2Q19
3Q19
4Q19
1Q20

Expenses Breakdown & Performance

Santander

27

Expenses and Efficiency Reflect Amortization of Strategic Investments 27 Administrative & Promotional Expenses Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized opex as percentage of annualized income before opex - net of allowances (1Q20*4). Efficiency 1 4Q19 1Q19 1Q20 2Q19 3Q19 9,256 9,482 9,783 10,344 9,785 - 5.4% +5.7% 43.95% 2Q19 1Q19 3Q19 4Q19 1Q20 44.81% 45.11% 44.29% 47.21% - 326bps - 86 bps Expenses Breakdown & Performance Var YoY 1Q19 4Q19 1Q20 $$ % Personnel 3,865 3,843 3,922 57 1.5% Administrative expenses 3,701 4,535 4,014 313 8.5% Depreciation and amortization 878 1,125 1,015 137 15.6% IPAB 812 841 834 22 2.7% Administrative & prom expenses 9,256 10,344 9,785 529 5.7%

Net Income
+2.3%
5,291
5,608
5,517
4,916
5,414
+10.1%
1Q19
2Q19
3Q19
4Q19
1Q20

ROAE¹
-92bps
16.40%
17.29%
16.63%
14.88%
15.48%
+60bps
1Q19
2Q19
3Q19
4Q19
1Q20

Effective Tax Rate
+73bps
25.29%
24.96%
25.72%
26.69%
26.02%
-67bps
1Q19
2Q19
3Q19
4Q19
1Q20

Profit Before Taxes
+3.3%
7,082
7,473
7,427
6,706
7,318
+9.1%
1Q19
2Q19
3Q19
4Q19
1Q20

Santander

28

Net Income Up 2.3% YoY and 10.1% Sequentially, Impacted by Strategic Investments, Lower Interest Rates and Higher Taxes 28 Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized net income as percentage of average equity (4Q19,1Q20). Net Income ROAE 1 Effective Tax Rate Profit Before Taxes 1Q19 5,291 2Q19 3Q19 4Q19 1Q20 5,608 4,916 5,517 5,414 +10.1% +2.3% 1Q20 1Q19 2Q19 3Q19 4Q19 17.29% 16.40% 16.63% 14.88% 15.48% +60bps - 92bps 2Q19 1Q19 26.02% 3Q19 4Q19 25.72% 1Q20 25.29% 24.96% 26.69% - 67bps +73bps 2Q19 1Q19 3Q19 1Q20 4Q19 7,318 7,082 7,473 7,427 6,706 +9.1% +3.3%

29 Annexes

Consolidated Income Statement 30 Source: Company filings under CNBV GAAP, in million pesos. % Variation 1Q19 4Q19 1Q20 QoQ YoY Interest income 30,773 31,544 30,847 (2.2) 0.2 Interest expense (14,324) (14,817) (13,951) (5.8) (2.6) Net interest income 16,449 16,727 16,896 1.0 2.7 Provisions for loan losses (4,318) (4,862) (5,165) 6.2 19.6 Net interest income after provisions for loan losses 12,131 11,865 11,731 (1.1) (3.3) Commission and fee income 6,016 6,250 6,508 4.1 8.2 Commission and fee expense (1,590) (1,925) (1,811) (5.9) 13.9 Net gain (loss) on financial assets and liabilities 332 1,461 883 (39.6) 166.0 Other operating income (551) (601) (212) (64.7) (61.5) Administrative and promotional expenses (9,256) (10,344) (9,785) (5.4) 5.7 Operating income 7,082 6,706 7,314 9.1 3.3 Equity in results of associated companies 0 0 4 — — Operating income before income taxes 7,082 6,706 7,318 9.1 3.3 Current income taxes (1,251) (2,108) (3,044) 44.4 143.3 Deferred income taxes (net) (540) 318 1,140 258.5 (311.1) Net income 5,291 4,916 5,414 10.1 2.3

Consolidated Balance Sheet 31 Source: Company filings under CNBV GAAP, in million pesos. % Variation Mar - 19 Dic - 19 Mar - 20 QoQ YoY Funds available 73,680 85,628 113,427 32.5 53.9 Margin accounts 3,521 5,152 4,929 (4.3) 40.0 Investment in securities 241,293 360,682 368,394 2.1 52.7 Debtors under sale and repurchase agreements 63,768 4,154 66,147 1,492.4 3.7 Derivatives 135,612 160,129 346,921 116.7 155.8 Valuation adjustment for hedged financial assets 77 234 264 12.8 — Total loan portafolio 691,226 713,680 775,809 8.7 12.2 Allowance for loan losses (20,836) (21,494) (22,664) 5.4 8.8 Loan portafolio (net) 670,390 692,186 753,145 8.8 12.3 Accrued income receivable from securitization transactions 113 157 154 (1.9) 36.3 Other receivables (net) 79,046 64,076 106,093 65.6 34.2 Foreclosed assets (net) 241 227 155 (31.7) (35.7) Property, furniture and fixtures (net) 8,841 10,545 10,343 (1.9) 17.0 Long - term investment in shares 90 90 359 298.9 298.9 Deferred taxes and deferred profit sharing (net) 18,986 19,154 21,849 14.1 15.1 Deferred charges, advance payments and intangibles 8,601 9,541 9,991 4.7 16.2 Other 35 39 39 0.0 11.4 Total assets 1,304,294 1,411,994 1,802,210 27.6 38.2 Deposits 750,154 745,882 861,518 15.5 14.8 Bank and other loans 57,574 45,279 40,595 (10.3) (29.5) Creditors under sale and repurchase agreements 65,455 192,835 234,582 21.6 258.4 Collateral sold or pledged as guarantee 24,006 8,923 10,209 14.4 (57.5) Derivatives 134,917 152,422 361,310 137.0 167.8 Valuation adjustment of financial liabilities hedging (19) 5 3 (40.0) — Other payables 104,521 93,398 110,432 18.2 5.7 Subordinated credit notes 34,819 34,267 42,218 23.2 21.2 Deferred revenues and other advances 501 288 302 4.9 (39.7) Total liabilities 1,171,928 1,273,299 1,661,169 30.5 41.7 Total stockholders' equity 132,366 138,695 141,041 1.7 6.6

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Simple Personal Fair

Santander

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